UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated  August 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-189157) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                 Press Release dated August 1, 2013

•                 Interim Report to Shareholders for the six months ended June 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	August 1, 2013	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

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NEWS RELEASE

Enbridge reports second quarter adjusted earnings of $306 million or $0.38 per common share

HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars)

•                  Second quarter earnings were $42 million and six months earnings were $292 million, both including net unrealized non-cash mark-to-market losses

•                  Second quarter and six months adjusted earnings increased 12% to $306 million and 23% to $794 million, respectively

•                  Enbridge continued to execute its financing plan with the issuance of $600 million of Common Shares, $600 million of Cumulative Redeemable Preference Shares, $700 million of Medium Term Notes and the finalization of $2 billion of additional committed bank credit facilities

•                  Enbridge Energy Partners, L.P. announced plans for an Initial Public Offering of a natural gas and natural gas liquids midstream master limited partnership

•                  Enbridge announced a $1.2 billion investment in preferred units of Enbridge Energy Partners, L.P.

•                  Enbridge proceeding with the Woodland Pipeline Extension project; Enbridge’s share of the investment is expected to be approximately $0.6 billion

•                  Enbridge secured a $0.3 billion project to provide terminal services for the Surmont Phase 2 project

•                  Enbridge secured a 50% interest in the development of the 300-megawatt Blackspring Ridge Wind Project, with an approximate investment of $0.3 billion, and a 50% interest in the 80-megawatt Saint Robert Bellarmin Wind Project, with an approximate investment of $0.1 billion

•                  Line 37 returned to service following the release of light synthetic crude oil in June 2013 caused by 1-in-100 year water levels; remediation and long-term stabilization costs are estimated to be $40 million after-tax

CALGARY, ALBERTA, August 1, 2013 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) – “Enbridge performed well in the second quarter,” said Al Monaco, President and Chief Executive Officer, Enbridge Inc. (Enbridge or the Company). “We are pleased with the significant earnings growth in the first half of 2013 and we remain on track to meet our adjusted earnings guidance range of $1.74 to $1.90 per share. During the second quarter, we added to our already record slate of commercially secured growth projects and made good progress on significant additional opportunities not yet in the secured category. These projects are reinforcing our confidence in achieving industry leading earnings growth through 2016 and beyond.”

Operations

The Company achieved adjusted earnings growth of 23% in the first half of 2013. In general, the Company’s operating segments continued to perform well in the second quarter of 2013 and continued to realize contributions from new projects placed into service; however, a decline in liquids volumes and increased operating and administrative costs, including financing costs, moderated the rate of growth compared with the first quarter of the year, as expected.

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors, and reconciliations are described under the Forward-Looking Information and Non-GAAP Measures sections of this news release, respectively.

Within Liquids Pipelines, Canadian Mainline had a positive start to 2013 with respect to throughput, primarily due to strong supply from Western Canada and the on-going effect of crude oil price differentials which drove an increase in long-haul barrels on the Enbridge system. However, the volume growth experienced in the first quarter was not sustained into the second quarter when throughput was negatively impacted by unexpected plant turnarounds and outages from midwest refiners. Other contributors to Liquids Pipelines adjusted earnings growth for the first six months of 2013 included increased contributions from Enbridge’s 50% interest in the Seaway Crude Pipeline System (Seaway Pipeline) and new regional oil sands infrastructure, including the Woodland and Wood Buffalo pipelines.

Energy Services had a second consecutive quarter of strong earnings growth as wide location and crude grade differentials continued to provide attractive arbitrage opportunities. Enbridge Gas Distribution Inc. (EGD) contributed to the period-over-period earnings growth for the six-month period; however, due to timing of revenues and costs, earnings growth experienced in the first quarter of 2013 was partially reversed in the second quarter and this trend is expected to continue for the balance of the year.

Within Sponsored Investments, Enbridge Energy Partners, L.P. (EEP) earnings increased due to Enbridge’s investment in preferred units of EEP which was made in early May 2013, and higher general partner incentive distributions. However, the weak commodity price environment continued to negatively impact EEP’s natural gas gathering and processing business. Enbridge Income Fund (the Fund) continued to deliver strong results, bolstered by the renewable energy and crude oil storage assets dropped down to the Fund in 2012. Finally, as the Company continued to pre-fund its record slate of commercially secured growth projects, financing costs have increased primarily through increased preference share dividends.

Adjusted earnings for the second quarter of 2013 excluded, among other items, the impact of non-recurring remediation costs associated with the Line 37 crude oil release. Further, the Company’s earnings will continue to reflect, as was the case in the first half of 2013, changes in unrealized mark-to-market accounting impacts related to the comprehensive long-term economic hedging program Enbridge has in place to mitigate exposures to interest rate variability and foreign exchange, as well as commodity prices. The Company believes that the hedging program supports the generation of reliable cash flows and dividend growth.

Key Developments

“Enbridge has more than $28 billion in secured projects expected to come into service by 2016,” said Mr. Monaco. “Demand for new energy infrastructure across North America remains strong. The positioning of Enbridge’s existing infrastructure assets and our proven track record of successful execution position us well to continue to capture new opportunities and drive our growth well into the latter half of the decade.”

Over the second quarter, Enbridge continued to advance liquids pipelines growth and expansion projects to meet shippers’ needs for additional capacity and expanded market access.

In July, Enbridge announced it is proceeding with the construction of the 36-inch 385-kilometre (228-mile) Woodland Pipeline Extension Project to extend the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal. The proposed pipeline will have an initial capacity of 400,000 barrels per day (bpd), with the ability to expand to approximately 800,000 bpd. The project has a target in-service date of 2015 and Enbridge’s share of the investment to construct this project is expected to be approximately $0.6 billion.

In May 2013, Enbridge announced an agreement with ConocoPhillips Canada Resources Corp. and Total E&P Canada Ltd. (the ConocoPhillips Surmont Partnership) to expand existing infrastructure at the Enbridge Cheecham Terminal to accommodate incremental production from Surmont’s Phase 2 expansion.

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“The oil sands represent an area of significant growth opportunity for Enbridge. The Woodland Pipeline Extension and Cheecham Terminal Expansion once again demonstrate our ability to use our existing pipeline systems and connections to deliver timely and cost-effective transportation solutions for producers,” said Mr. Monaco. “We have a number of projects currently under way and that we expect to be in service in 2014 and throughout 2015, adding significant value for our customers and our shareholders, as well as significant additional opportunities under development.”

In June, Enbridge announced the launch of a second open season on the Southern Access Extension to enable new shippers to subscribe for additional volumes, following an initial successful open season that concluded in January 2013. Concurrently, Energy Transfer Partners, L.P. (Energy Transfer) launched an open season for the Eastern Gulf Crude Access Pipeline to transport crude to the Eastern Gulf Coast refiner market. Enbridge and Energy Transfer have entered into an agreement on the terms for the joint development of the project.

Also in June, the Joint Review Panel (JRP) heard final arguments and concluded hearings on the Northern Gateway Project. The JRP is expected to render its decision by the end of 2013.

In Power Generation, Enbridge further expanded its renewable energy portfolio through the acquisition in April of a 50% interest in the development of the 300-megawatt (MW) Blackspring Ridge Wind Project (Blackspring Ridge), followed by the announcement in July of the acquisition of a 50% interest in the 80-MW Saint Robert Bellarmin Wind Project.

“The Blackspring Ridge and Saint Robert Bellarmin wind farms further our successful strategy to invest in advanced staged projects with solid economics and long-term contractual underpinning,” said Mr. Monaco. “Our investments also help us achieve our Neutral Footprint commitment to reduce our environmental impact by generating a kilowatt of renewable energy for every additional kilowatt consumed by our operations.”

In April 2013, EEP announced plans to construct a 150 million cubic feet per day (mmcf/d) cryogenic natural gas processing plant near Beckville (the Beckville Plant) in Panola County, Texas at an estimated cost of US$0.1 billion. Construction of the East Texas Beckville Plant and associated facilities is anticipated to begin in late 2013, with an expected in-service date of 2015.

Also in the second quarter of 2013, the Company completed several initiatives to enhance EEP’s liquidity and moderate its immediate need to access equity markets to fund its large organic growth program over the next several years. These include Enbridge’s US$1.2 billion investment in EEP preferred units, EEP’s reduction in funding and associated economic interest in both the Eastern Access and Lakehead System Mainline expansion projects and a Receivable Purchase Agreement signed between a wholly-owned Enbridge subsidiary and certain EEP subsidiaries.

EEP also announced in June 2013 its intention to launch an initial public offering of Midcoast Energy Partners, L.P. (MEP), a proposed master limited partnership whose initial asset will consist of an approximate 40% ownership interest in EEP’s existing natural gas and NGL midstream business. The purpose of the offering, as outlined in EEP’s June 11, 2013 news release, includes the enhancement of EEP’s access to capital, lowering of EEP’s cost of financing by reducing its equity and debt capital requirements, and enhancement of the strategic focus of both EEP and MEP by allowing EEP to focus on its crude oil liquids pipeline business and MEP to focus on its natural gas and NGL midstream business.

“The maintenance of financial strength and flexibility continues to be fundamental to Enbridge’s growth strategy, particularly in light of the record level of growth projects secured or under development. The transactions with EEP will strengthen the partnership’s liquidity and enhance its ability to finance its $8.5 billion in growth projects. This will support Enbridge’s strategic goal of optimizing the cost of funding for the current large growth program, ultimately driving EEP’s cost of capital down to a level where it can be a viable option for future asset drop downs from Enbridge’s large inventory of U.S. assets,” said Mr. Monaco.

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Enbridge continued to be active in capital markets since the end of the first quarter, including the issuance of $600 million in Series 3 Preference Shares, $600 million in Common Shares and $700 million in medium-term notes. The funds will be used to support the Company’s record slate of growth projects. The Company also completed a significant expansion of its enterprise-wide bank credit facilities with an additional $500 million closed in the second quarter and a further $1,500 million in July.

On June 22, 2013, Enbridge confirmed a release of light synthetic crude oil from Line 37, a 12-inch lateral pipeline near Enbridge’s Cheecham Terminal approximately 70 kilometres (45 miles) southeast of Fort McMurray, Alberta. Unusually high water levels in the region triggered ground movement on the right-of-way resulting in the release. Enbridge shut down all pipelines that shared a corridor with Line 37 as a precaution.

“Our highest priority is the safety and protection of people and the environment. The conditions that led to this incident resulted from a one-in-100 year water-level event, which made site access and remediation very challenging. We are proud of the Enbridge team and contractors and appreciate the rapid, professional and safe response to the incident. We also worked closely with our customers to mitigate impacts to their operations to the extent possible,” said Mr. Monaco.

As of the end of July, clean up of the release has been substantially completed, all pipelines have been returned to full service. Prior to returning the lines to service, Enbridge conducted significant excavation, dewatering and geotechnical analysis to assure the long-term integrity and stability of the lines.

Over the same period, flooding in southern Alberta necessitated the closure of Enbridge’s Calgary head office for several days. Enbridge’s operations were not affected. Enbridge donated $200,000 to the Canadian Red Cross to support relief efforts in addition to matching employee contributions, resulting in an approximate contribution of $305,000.

“Enbridge employees actively supported volunteer efforts in Calgary and southern Alberta, helping their colleagues, friends and neighbours deal with the impacts of the flood. Our team’s response exemplified our Company’s values and our commitment to supporting the communities in which we live and work,” said Mr. Monaco.

“We remain firmly committed to our top priority of safety and reliability, focused on executing our secured projects on time and on budget, and confident in our ability to extend our industry-leading growth through the second half of the decade,” concluded Mr. Monaco. “Demand for energy infrastructure remains strong and Enbridge is well positioned to deliver innovative and low cost solutions through expansion, extension and repurposing of our existing asset base.”

SECOND QUARTER 2013 OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx. We further draw your attention to Note 2, Revision of Prior Period Financial Statements to the Consolidated Financial Statements as at and for the three and six months ended June 30, 2013, which discusses a non-cash revision to comparative financial statements. The discussion and analysis included in this news release is based on revised financial results for the three and six months ended June 30, 2012.

•                  Earnings attributable to common shareholders increased from $8 million in the second quarter of 2012 to $42 million in the second quarter of 2013. The comparability of the Company’s results are impacted by a number of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value gains or losses. Also impacting the comparability of earnings for the three months ended June 30, 2013 were leak remediation and stabilization costs of approximately $40 million after-tax and before insurance recoveries related to the Line 37 crude oil release. Lost revenue associated with the shutdown of Line 37 and the pipelines sharing a corridor with Line 37 was minimal. Positively impacting earnings for the second quarter of 2013 was an enacted income tax rate change.

•                  Enbridge’s adjusted earnings for the second quarter of 2013 increased to $306 million from $274 million in the comparative period of 2012. Adjusted earnings decreased on Canadian Mainline due to lower volumes as a result of unexpected midwest refinery plant turnarounds and outages. Positive contributions from higher contracted volumes and new assets placed into service in 2012 on the Regional Oil Sands System and increased contributions from the Company’s 50% interest in Seaway Pipeline provided higher quarter-over-quarter adjusted earnings. Also providing positive adjusted earnings increases were Energy Services, as well as distributions received from Enbridge’s investment in preferred units of EEP which was made in early May 2013. Offsetting these increases were lower earnings from EEP’s gas gathering and processing business due to weak commodity price environment and, within Enbridge’s Corporate segment, increased preference share dividends related to preference share issuances completed to pre-fund the Company’s commercially secured growth projects.

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•                  On July 25, 2013, Enbridge announced that it had received shipper sanctioning for the Woodland Pipeline Extension Project. The joint venture project will extend the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal. The extension is a proposed 385-kilometre (228-mile), 36-inch diameter pipeline with an initial capacity of 400,000 bpd, expandable to 800,000 bpd. Enbridge’s share of the estimated capital cost of the project is approximately $0.6 billion, subject to finalization of scope and a definitive cost estimate. The project has a target in-service date of 2015.

•                  On July 22, 2013, Enbridge announced it had secured an agreement with EDF Energy Nouvelles Canada Development Inc. to acquire a 50% interest in the 80-MW Saint Robert Bellarmin Wind Project, located 300 kilometres (185 miles) east of Montreal, Quebec. The project is operational and power output is being delivered to Hydro-Quebec under a 20-year power purchase agreement. The Company’s total investment in the project is approximately $0.1 billion.

•                  On June 28, 2013, EEP and certain of its subsidiaries entered into a Receivables Purchase Agreement with a wholly-owned subsidiary of Enbridge whereby Enbridge will purchase the accounts receivable of certain EEP subsidiaries on a monthly basis through 2016, up to a maximum of US$350 million at any one point. The primary objective of the accounts receivable transaction is to further enhance EEP’s available liquidity, and its cash available from operations for payment of distributions, during the next few years until EEP’s large growth capital commitments are permanently funded, as well as to provide an annual saving in EEP’s cost of funding during this period.

•                  Also on June 28, 2013, EEP exercised each of the options to reduce its funding and associated economic interest in both the Eastern Access project and Lakehead System Mainline Expansion project from 40% to 25%. The projects are co-funded by Enbridge and EEP. EEP retains the option to increase its economic interest held in each of the projects by up to 15% within one year of the respective final in-service dates.

•                  On June 22, 2013, Enbridge reported a release of light synthetic crude oil on its Line 37 pipeline approximately two kilometres north of Enbridge’s Cheecham Terminal, which is located approximately 70 kilometres (45 miles) southeast of Fort McMurray, Alberta. Line 37 is part of Regional Oil Sands System and connects facilities in the Long Lake area to the Cheecham Terminal. The Company estimated the volume of the release at approximately 1,300 barrels, caused by unusually high water levels in the region which triggered ground movement on the right-of-way. The majority of oil released from Line 37 has now been recovered, and on July 11, 2013, Line 37 returned to service at reduced operating pressure. Normal operating pressure was restored on Line 37 on July 29, 2013 after finalization of geotechnical analysis. Industry and environmental regulators have been to the site of the release and the Company has been providing regular updates on status of the clean-up, repair and remediation.

The costs expected to be incurred in connection with this incident are estimated to be approximately $40 million after-tax and before insurance recoveries. Included in the cost estimate are expenditures of approximately $19 million after-tax incurred to ensure long-term integrity and stability of Line 37 and other lines within the right-of-way. Lost revenue associated with the shutdown of Line 37 and the pipelines sharing a corridor with Line 37 was minimal. Enbridge carries liability insurance for sudden and accidental pollution events and expects to be reimbursed for its covered costs, subject to a $10 million deductible. The integrity and stability costs associated with remediating the impact of the high water levels are precautionary in nature and not covered by insurance. Enbridge expects to record receivables for amounts claimed for recovery pursuant to its insurance policies during the period that it deems realization of the claim for recovery to be probable.

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•                  In May 2013, EEP formed MEP, which is currently EEP’s wholly-owned subsidiary. On June 14, 2013, MEP filed a Registration Statement on Form S-1 with the Securities and Exchange Commission related to MEP’s proposed initial public offering of common units representing limited partner interests in MEP. If the proposed offering closes, MEP’s initial asset will consist of an approximate 40% ownership interest in EEP’s existing natural gas and NGL midstream business. EEP will retain ownership of the general partner and all the incentive distribution rights in MEP. EEP expects that MEP will sell a minority of its total limited partner interests in the offering, which is expected to occur in the second half of 2013.

•                  On May 28, 2013, Noverco Inc. (Noverco) sold 15 million Enbridge common shares through a secondary offering. Enbridge’s share of the net after-tax proceeds of approximately $248 million was received as dividends from Noverco on June 4, 2013 and will be used to pay a portion of the Company’s quarterly dividend on September 1, 2013. A portion of this dividend will not qualify for the enhanced dividend tax credit in Canada and accordingly, will not be designated as an “eligible dividend”. The dividend will still be a “qualified dividend” for United States tax purposes.

•                  On May 8, 2013, Enbridge invested US$1.2 billion in preferred units issued by EEP. EEP will use the proceeds to finance a portion of its commercially secured growth projects, to repay commercial paper and for general partnership purposes. The preferred units, with a price per unit of $25 (par value), have a fixed yield of 7.5% with the rate to be reset every five years. Under the preferred units terms, quarterly cash distributions will not be payable in cash during the first eight quarters and will be added to the redemption value. Quarterly cash distributions will be payable beginning in the ninth quarter and deferred distributions are payable on the fifth anniversary or when redemption of the units takes place. The preferred units will be redeemable at EEP’s option on the five-year anniversary of the issuance and every fifth year thereafter, at par and including the deferred distribution. Earlier redemption is permitted under certain events including the ability to redeem the preferred units using the net proceeds from EEP’s equity issuances or from the sale of assets and from the issuance of debt, in equal amounts. In addition, on or after June 1, 2016, at Enbridge’s sole option, the preferred units can be converted into approximately 43.2 million common units of EEP.

•                  On May 7, 2013, Enbridge announced it had entered into a terminal services agreement with the ConocoPhillips Surmont Partnership to expand Enbridge’s Cheecham Terminal to accommodate incremental bitumen production from Surmont’s Phase 2 expansion. The Company is constructing two new 450,000 barrel blend tanks and converting an existing tank from blend to diluent service. The expansion is expected to come into service in two phases, with the blended product system expected in the fourth quarter of 2014 and the diluent system expected in the first quarter of 2015. The estimated cost of the project is approximately $0.3 billion.

•                  On April 30, 2013, EEP announced plans to construct the Beckville Plant in Panola County, Texas, at an expected cost of approximately US$0.1 billion. The Beckville Plant will offer incremental processing capacity for existing and future customers in the Cotton Valley shale region where EEP’s East Texas system is located. The Beckville Plant has a planned capacity of 150 mmcf/d and construction of the plant and associated facilities is anticipated to begin in late 2013, with an expected in-service date of 2015.

•                  On April 8, 2013, Enbridge secured a 50% interest in the development of the 300-MW Blackspring Ridge project, located 50 kilometres (31 miles) north of Lethbridge, Alberta in Vulcan County. The project is being constructed under a fixed price engineering, procurement and construction contract and is expected to be completed in the second quarter of 2014. Renewable Energy Credits generated from Blackspring Ridge are contracted to Pacific Gas and Electric Company under a 20-year purchase agreement. The electricity will be sold into the Alberta power pool with pricing fixed on 75% of production through long-term contracts. The Company’s total investment in the project is expected to be approximately $0.3 billion.

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•                  On April 1, 2013, the Fund announced it concluded a settlement (the Settlement) with a group of shippers relating to new tolls on the Westspur System. Pursuant to the Settlement, the tolls on the Westspur System will be fixed and increased annually with reference to a pre-identified inflation index, subject to throughput remaining within a volume band close to volumes recently transported on the Westspur System. The Settlement resulted in an after-tax write-down of approximately $12 million ($4 million after-tax attributable to Enbridge) in the first quarter of 2013 related to a deferred regulatory asset which is not expected to be collected under the terms of the Settlement. At the request of certain shippers who did not execute the Settlement, the National Energy Board has not removed the interim status from the historical tolls and has made the new tolls interim as well. As of July 31, 2013, the Fund continues to work with shippers to resolve the matter.

•                  Since the end of the first quarter, the Company completed the following financing transactions:

•                  On July 3, 2013, Enbridge issued medium-term notes of $450 million with a 10-year maturity and $250 million with a 29-year maturity, respectively.

•                  On June 6, 2013, Enbridge completed an offering of 24 million Cumulative Redeemable Preference Shares, Series 3, for gross proceeds of $600 million.

•                  On April 16, 2013, Enbridge completed an offering of approximately 13 million Common Shares for gross proceeds of approximately $600 million.

•                  In the second quarter of 2013, Enbridge increased its enterprise-wide general purpose credit facilities to $14.7 billion and subsequent to quarter-end, Enbridge further increased its general purpose credit facilities by approximately $1.5 billion.

DIVIDEND DECLARATION

On July 31, 2013, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on September 1, 2013 to shareholders of record on August 15, 2013.

Common Shares[1]	$0.31500
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3[2]	$0.23840

1      A portion of this common share dividend will not qualify for the enhanced dividend tax credit in Canada and accordingly, will not be designated as an “eligible dividend”. This is because certain of the funds being distributed to shareholders will be sourced from funds received in the form of dividends from Noverco, a private company investee of Enbridge. The remaining portion of the dividend will be designated as an “eligible dividend” for Canadian federal income tax purposes. The whole dividend of $0.315 per share will still be a “qualified dividend” for United States tax purposes.

2      This first dividend declared for the Preference Shares, Series 3 includes accrued dividends from June 6, 2013, the date the shares were issued. The regular quarterly dividend of $0.25 per share will take effect on December 1, 2013.

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CONFERENCE CALL

Enbridge will hold a conference call on Thursday, August 1, 2013 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the second quarter 2013 results. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-446-1671 from within North America and outside North America at 1-847-413-3362, using the access code of 35164024#. The call will be audio webcast live at http://phoenix.corporate-ir.net/phoenix.zhtml?c=61065&p=irol-eventDetails&EventId=4984253. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available toll-free at 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 35164024#) until August 8, 2013.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in the natural gas gathering transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in over 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

A registration statement relating to Midcoast Energy Partners, L.P. securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities of Midcoast Energy Partners, L.P. in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

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Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas, natural gas liquids (NGL) and green energy; prices of crude oil, natural gas, NGL and green energy; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas, NGL and green energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service date and expected capital expenditures include: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections of the MD&A for the affected business segments. Adjusting items referred to as Changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period. Management believes the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by U.S. GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers.

9

NON-GAAP RECONCILIATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Earnings attributable to common shareholders	42	8	292	269
Adjusting items:
Liquids Pipelines
Canadian Mainline - changes in unrealized derivative fair value loss[1]	186	34	258	7
Canadian Mainline - Line 9 tolling adjustment	-	-	-	(6)
Regional Oil Sands System - leak remediation and long-term pipeline stabilization costs	40	-	40	-
Spearhead Pipeline - changes in unrealized derivative fair value gains[1]	-	(1)	-	(1)
Gas Distribution
EGD - warmer/(colder) than normal weather	(2)	-	4	24
EGD - tax rate changes	-	9	-	9
Gas Pipelines, Processing and Energy Services
Aux Sable - changes in unrealized derivative fair value gains[1]	-	(16)	-	(23)
Energy Services - changes in unrealized derivative fair value (gains)/loss[1]	(143)	172	(113)	326
Other - changes in unrealized derivative fair value loss[1]	56	3	56	3
Sponsored Investments
EEP - leak insurance recoveries	(6)	-	(6)	-
EEP - leak remediation costs	6	2	30	2
EEP - changes in unrealized derivative fair value gains[1]	(4)	(7)	(3)	(7)
EEP - tax rate differences/changes	3	-	3	-
EEP - NGL trucking and marketing investigation costs	-	-	-	1
Corporate
Noverco - changes in unrealized derivative fair value loss[1]	2	-	1	-
Noverco - equity earnings adjustment	-	-	-	12
Other Corporate - changes in unrealized derivative fair value loss[1]	149	67	254	57
Other Corporate - foreign tax recovery	-	-	(4)	(29)
Other Corporate - tax rate differences/changes	(23)	3	(18)	3
Adjusted earnings	306	274	794	647

1                  Changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

10

HIGHLIGHTS

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders[1]
Liquids Pipelines	(67)	108	80	291
Gas Distribution	27	20	134	98
Gas Pipelines, Processing and Energy Services	160	(112)	189	(218)
Sponsored Investments	72	65	114	131
Corporate	(150)	(73)	(225)	(33)
	42	8	292	269
Earnings per common share[1]	0.05	0.01	0.37	0.35
Diluted earnings per common share[1]	0.05	0.01	0.36	0.35
Adjusted earnings[1,2]
Liquids Pipelines	159	141	378	291
Gas Distribution	25	29	138	131
Gas Pipelines, Processing and Energy Services	73	47	132	88
Sponsored Investments	71	60	138	127
Corporate	(22)	(3)	8	10
	306	274	794	647
Adjusted earnings per common share[1]	0.38	0.36	1.00	0.85
Cash flow data
Cash provided by operating activities	937	984	1,730	1,632
Cash used in investing activities	(1,949)	(1,475)	(3,592)	(2,403)
Cash provided by financing activities	731	58	1,151	721
Dividends
Common share dividends declared	259	217	513	438
Dividends paid per common share	0.3150	0.2825	0.6300	0.5650
Shares outstanding (millions)
Weighted average common shares outstanding	806	770	797	763
Diluted weighted average common shares outstanding	817	783	809	775
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[3]	1,604	1,659	1,693	1,673
Regional Oil Sands System[4]	402	298	440	315
Spearhead Pipeline	184	175	175	160
Gas Distribution - Enbridge Gas Distribution (EGD)
Volumes (billions of cubic feet)	74	66	255	227
Number of active customers (thousands)[5]	2,035	2,001	2,035	2,001
Heating degree days[6]
Actual	491	416	2,289	1,906
Forecast based on normal weather	495	478	2,366	2,248
Gas Pipelines, Processing and Energy Services - Average
throughput volume (millions of cubic feet per day)
Alliance Pipeline US	1,554	1,536	1,593	1,582
Vector Pipeline	1,408	1,423	1,563	1,588
Enbridge Offshore Pipelines	1,351	1,602	1,401	1,552

1                  Earnings attributable to common shareholders and Adjusted earnings, along with corresponding per common share amounts, for the three and six months ended June 30, 2012 have been revised. See Note 2 to the June 30, 2013 Consolidated Financial Statements.

2                  Adjusted earnings represent earnings attributable to common shareholders adjusted for non-recurring or non-operating factors. Adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

3                  Canadian Mainline includes deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries entering the mainline in western Canada.

11

4                  Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.

5                  Number of active customers is the number of natural gas consuming EGD customers at the end of the period.

6                  Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

Enbridge Contacts:
Media	Investment Community
Graham White	Jody Balko
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 231-5720
Email: graham.white@enbridge.com	Email: jody.balko@enbridge.com

12

ENBRIDGE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

This Management’s Discussion and Analysis (MD&A) dated July 31, 2013 should be read in conjunction with the unaudited consolidated financial statements and notes thereto of Enbridge Inc. (Enbridge or the Company) as at and for the three and six months ended June 30, 2013, prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). It should also be read in conjunction with the audited consolidated financial statements and MD&A contained in the Company’s Financial Report for the year ended December 31, 2012. All financial measures presented in this MD&A are expressed in Canadian dollars, unless otherwise indicated. Additional information related to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

In connection with the preparation of the Company’s first quarter consolidated financial statements, an error was identified in the manner in which the Company historically recorded deferred regulatory assets associated with the difference between depreciation expense calculated in accordance with U.S. GAAP and negotiated depreciation rates recovered in transportation tolls for certain of its regulated operations. The error was not material to any of the Company’s previously issued consolidated financial statements; however, as discussed in Note 2, Revision of Prior Period Financial Statements to the consolidated financial statements as at and for the three and six months ended June 30, 2013, prior year comparative financial statements have been revised to correct the effect of this error. This non-cash revision did not impact cash flows for any prior period. The discussion and analysis included herein is based on revised financial results for the three and six months ended June 30, 2012 or other comparative periods as indicated.

CONSOLIDATED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars, except per share amounts)
Liquids Pipelines	(67)	108	80	291
Gas Distribution	27	20	134	98
Gas Pipelines, Processing and Energy Services	160	(112)	189	(218)
Sponsored Investments	72	65	114	131
Corporate	(150)	(73)	(225)	(33)
Earnings attributable to common shareholders	42	8	292	269
Earnings per common share	0.05	0.01	0.37	0.35
Diluted earnings per common share	0.05	0.01	0.36	0.35

Earnings attributable to common shareholders were $42 million for the three months ended June 30, 2013, or $0.05 per common share, compared with $8 million, or $0.01 per common share, for the three months ended June 30, 2012. The Company’s earnings for the second quarter of 2013 increased compared with the prior period as discussed below in Adjusted Earnings; however, the comparability of results is impacted by a number of unusual, non-recurring or non-operating factors, the most significant of which are changes in unrealized derivative fair value gains or losses. The Company has a comprehensive long-term economic hedging program to mitigate exposures to interest rate, foreign exchange and commodity price exposures. The changes in unrealized mark-to-market accounting impacts from this program create volatility in short-term earnings but the Company believes over the long-term it supports reliable cash flows and dividend growth. Also impacting the comparability of earnings for the three months ended June 30, 2013 were remediation and long-term stabilization costs of approximately $40 million after-tax and before insurance recoveries, related to the Line 37 light crude oil release. Refer to Recent Developments – Liquids Pipelines – Line 37 Crude Oil Release. Positively impacting earnings for the second quarter of 2013, was a recovery of $18 million associated with an enacted income tax rate change.

Earnings attributable to common shareholders were $292 million for the six months ended June 30, 2013, or $0.37 per common share, compared with $269 million, or $0.35 per common share, for the six months ended June 30, 2012. Earnings for the six months ended June 30, 2013 were negatively impacted by an increased accrual of US$215 million ($30 million after-tax attributable to Enbridge) associated with a United States Environmental Protection Agency (EPA) order (the Order) relating to the Line 6B crude oil release. In the second quarter of 2013, Enbridge Energy Partners, L.P. (EEP) recognized US$42 million ($6 million after-tax attributable to Enbridge) of insurance recoveries as a reduction to Environmental costs for the Line 6B crude oil release. See Recent Developments – Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Crude Oil Releases.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this MD&A to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’ and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; and expected costs related to leak remediation and potential insurance recoveries.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply and demand for crude oil, natural gas, natural gas liquids (NGL) and green energy; prices of crude oil, natural gas, NGL and green energy; expected exchange rates; inflation; interest rates; the availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; and weather. Assumptions regarding the expected supply and demand of crude oil, natural gas, NGL and green energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates, may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss) or adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated in-service date and expected capital expenditures include: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; and the impact of weather and customer and regulatory approvals on construction schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, tax rate increases, exchange rates, interest rates, commodity prices and supply and demand for commodities, including but not limited to those risks and uncertainties discussed in this MD&A and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this MD&A or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This MD&A contains references to adjusted earnings/(loss), which represent earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments. Adjusting items referred to as Changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period. Management believes the presentation of adjusted earnings/(loss) provides useful information to investors and shareholders as it provides increased transparency and predictive value. Management uses adjusted earnings/(loss) to set targets, assess performance of the Company and set the Company’s dividend payout target. Adjusted earnings/(loss) and adjusted earnings/(loss) for each of the segments are not measures that have a standardized meaning prescribed by U.S. GAAP and are not considered GAAP measures; therefore, these measures may not be comparable with similar measures presented by other issuers. See Non-GAAP Reconciliations for a reconciliation of the GAAP and non-GAAP measures.

ADJUSTED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars, except per share amounts)
Liquids Pipelines	159	141	378	291
Gas Distribution	25	29	138	131
Gas Pipelines, Processing and Energy Services	73	47	132	88
Sponsored Investments	71	60	138	127
Corporate	(22)	(3)	8	10
Adjusted earnings	306	274	794	647
Adjusted earnings per common share	0.38	0.36	1.00	0.85

Adjusted earnings were $306 million, or $0.38 per common share, for the three months ended June 30, 2013 compared with $274 million, or $0.36 per common share, for the three months ended June 30, 2012. Adjusted earnings were $794 million, or $1.00 per common share, for the six months ended June 30, 2013 compared with $647 million, or $0.85 per common share, for the six months ended June 30, 2012. The following factors impacted adjusted earnings:

•                  Within Liquids Pipelines, Canadian Mainline had a positive start to 2013 and adjusted earnings reflected strong volumes compared with the prior year, primarily due to strong supply from western Canada and the on-going effect of crude oil price differentials whereby demand for discounted crude by midwest refiners remained high and drove an increase in long-haul barrels on the Enbridge system. However, the volume growth experienced in the first quarter was not sustained into the second quarter when throughput, particularly in April and May, was impacted by unexpected plant turnarounds and outages from midwest refiners, as well as a lower quarter-over-quarter Canadian Mainline International Joint Tariff (IJT) Residual Benchmark Toll.

•                  Also within Liquids Pipelines, higher adjusted earnings for the first half of 2013 were achieved on the Regional Oil Sands System from higher contracted volumes and new assets placed into service in late 2012 and, in addition, increased contributions from Enbridge’s 50% interest in the Seaway Crude Pipeline System (Seaway Pipeline).

•                  Within Gas Distribution, Enbridge Gas Distribution Inc.’s (EGD) adjusted earnings were positively impacted by favourable customer mix and customer growth compared with the corresponding 2012 period. Offsetting the increase in adjusted earnings were higher operating and administrative costs, including employee related costs and operational and safety costs. The cost increases experienced were most notable in the second quarter of 2013, which experiences a decline in revenues due to seasonality. The favourable earnings growth experienced in the first half of 2013 is in part a reflection of timing and is expected to largely reverse in the second half of 2013.

•                  Within Gas Pipelines, Processing and Energy Services, adjusted earnings increased due to wide location and crude grade differentials which gave rise to additional and more profitable margin opportunities in Energy Services. Adjusted earnings from Energy Services are dependent on market conditions which are not expected to be as favourable during the second half of 2013.

•                  Within Sponsored Investments, EEP adjusted earnings increased due to distributions received from Enbridge’s investment in preferred units of EEP, which was made in early May 2013, and higher incentive distributions. Partially offsetting the adjusted earnings increase was a decline in earnings from EEP’s gas gathering and processing business due to weak natural gas and NGL prices. In EEP’s liquids business, earnings were comparable as higher tolls on the EEP’s major liquids pipeline assets were offset by lower volumes on the North Dakota and Lakehead systems. Adjusted earnings were also impacted by higher operating and administrative expense, primarily from an increased workforce and higher depreciation expense associated with new assets placed into service.

•                  Also within Sponsored Investments, earnings from Enbridge Income Fund (the Fund) increased in the first half of 2013 due to contributions from crude oil storage and renewable energy assets acquired from Enbridge and its wholly-owned subsidiaries in December 2012. The earnings from these acquired assets were previously presented in Liquids Pipelines and Gas Pipelines, Processing and Energy Services. Also positively impacting earnings were higher preferred unit distributions received from the Fund. Partially offsetting the earnings increase was a one-time write-off of a regulatory deferral balance recognized in the first quarter of 2013. Refer to Recent Developments – Sponsored Investments – Enbridge Income Fund – Saskatchewan System Shipper Complaint.

•                  Within the Corporate segment, Noverco Inc. (Noverco) adjusted earnings for the first six months of 2013 increased compared with the corresponding period of 2012 due to stronger first quarter volumes and contributions from a recently acquired power investment. The negative contribution for the second quarter reflected seasonality of the quarterly earnings profile.

•                  Also within the Corporate segment, a higher loss was recognized due to higher preference share dividends related to preference share issuances completed to pre-fund commercially secured growth projects, partially offset by lower net Corporate segment finance costs and lower operating and administrative costs.

RECENT DEVELOPMENTS

LIQUIDS PIPELINES

Line 37 Crude Oil Release

On June 22, 2013, Enbridge reported a release of light synthetic crude oil on its Line 37 pipeline approximately two kilometres north of Enbridge’s Cheecham Terminal, which is located approximately 70 kilometres (45 miles) southeast of Fort McMurray, Alberta. Line 37 is part of Regional Oil Sands System and connects facilities in the Long Lake area to the Cheecham Terminal. The Company estimated the volume of the release at approximately 1,300 barrels, caused by unusually high water levels in the region which triggered ground movement on the right-of-way. The majority of oil released from Line 37 has now been recovered and on July 11, 2013, Line 37 returned to service at reduced operating pressure. Normal operating pressure was restored on Line 37 on July 29, 2013 after finalization of geotechnical analysis. Industry and environmental regulators have been to the site of the release and the Company has been providing regular updates on status of the clean-up, repair and remediation.

As a precaution, on June 22, 2013 the Company shut down the pipelines that share a corridor with Line 37, including the Athabasca, Waupisoo, Wood Buffalo and Woodland pipelines. The southern segment of the Athabasca pipeline was returned to service at normal pressure on June 23, 2013, with the northern segment returned to service on June 30, 2013 at reduced operating pressure following completion of extensive engineering and geotechnical analysis. Full service on the northern segment of the Athabasca pipeline was restored on July 11, 2013. The Waupisoo pipeline between Cheecham and Edmonton restarted on June 25, 2013 at normal operating pressure. The Wood Buffalo pipeline was restarted on July 2, 2013 at reduced pressure pending completion of further geotechnical analysis in the incident area and, on July 19, 2013, the Wood Buffalo pipeline was returned to normal operating pressure. The Woodland pipeline had been in the process of linefill at the time of the shutdown; linefill activities into Cheecham are continuing.

The costs expected to be incurred in connection with this incident are estimated to be approximately $40 million after-tax and before insurance recoveries. Included in the cost estimate are expenditures of approximately $19 million after-tax incurred to ensure integrity and long-term stability of Line 37 and other lines within the right-of-way. Lost revenue associated with the shutdown of Line 37 and the pipelines sharing a corridor with Line 37 was minimal. Enbridge carries liability insurance for sudden and accidental pollution events and expects to be reimbursed for its covered costs, subject to a $10 million deductible. The integrity and stability costs associated with remediating the impact of the high water levels are precautionary in nature and not covered by insurance. Enbridge expects to record receivables for amounts claimed for recovery pursuant to its insurance policies during the period that it deems realization of the claim for recovery to be probable.

SPONSORED INVESTMENTS – ENBRIDGE ENERGY PARTNERS, L.P.

Intercompany Accounts Receivable Sale

On June 28, 2013, certain of EEP’s subsidiaries entered into a Receivables Purchase Agreement (the Receivables Agreement) with a wholly-owned subsidiary of Enbridge, whereby Enbridge will purchase on a monthly basis certain trade and accrued receivables of such subsidiaries through December 2016. Pursuant to the Receivables Agreement, at any one point the accumulated purchases, net of collections, shall not exceed US$350 million. The primary objective of the accounts receivable transaction is to further enhance EEP’s available liquidity and its cash available from operations for payment of distributions during the next few years until EEP’s large growth capital commitments are permanently funded, as well as to provide an annual saving in EEP’s cost of funding during this period.

Midcoast Energy Partners Initial Public Offering

In May 2013, EEP formed Midcoast Energy Partners, L.P. (MEP), which is currently EEP’s wholly-owned subsidiary. On June 14, 2013, MEP filed a Registration Statement on Form S-1 with the Securities and Exchange Commission related to MEP’s proposed initial public offering of common units representing limited partner interests in MEP. If the proposed offering closes, MEP’s initial asset will consist of an approximate 40% ownership interest in EEP’s existing natural gas and NGL midstream business. EEP will retain ownership of the general partner and all the incentive distribution rights in MEP. EEP expects that MEP will sell a minority of its total limited partner interests in the offering, which is expected to occur in the second half of 2013.

Enbridge Energy Management, L.L.C. Share Issuance

Enbridge’s ownership in EEP is held through a combination of direct interest, including a 2% general partnership interest, and indirect interest through Enbridge Energy Management, L.L.C. (EEM). In March 2013, EEM completed the issuance of 10.4 million Listed Shares for net proceeds of approximately US$273 million in which Enbridge did not participate. EEM subsequently used the net proceeds from the offering to invest in an equal number of i-units of EEP. In connection with this issuance, the Company made a capital contribution of US$5.8 million to maintain its 2% general partner interest in EEP. The proceeds were used by EEP to repay commercial paper, to finance a portion of its capital expansion program relating to its core liquids and natural gas systems and for general partnership purposes.

EEP Preferred Unit Private Placement and Joint Funding Option Exercise

In May 2013, Enbridge invested US$1.2 billion in preferred units of EEP to reduce the amount of near-term external funding required by EEP to fund its share of the Company’s organic growth program. Concurrent with the issuance, EEP also announced it expected to exercise its option in each of the Eastern Access and Lakehead System Mainline Expansion joint funding agreements to reduce its economic interest and associated funding in the respective projects. On June 28, 2013, EEP exercised each of the options and both projects will now be funded 75% by Enbridge and 25% by EEP. EEP will retain the option to increase its economic interest back up to 40% in both projects within one year of the final project in-service dates. For further discussion refer to Liquidity and Capital Resources.

Lakehead System Crude Oil Releases

Line 6B Crude Oil Release

EEP continues to perform necessary remediation, restoration and monitoring of the areas affected by the Line 6B crude oil release. All of the initiatives EEP is undertaking in the monitoring and restoration phase are intended to restore the crude oil release area to the satisfaction of the appropriate regulatory authorities.

As at June 30, 2013, EEP’s total cost estimate for the Line 6B crude oil release was US$1,035 million ($167 million after-tax attributable to Enbridge) which is an increase of US$215 million ($30 million after-tax attributable to Enbridge) compared with the December 31, 2012 estimate. This total estimate is before insurance recoveries and excludes additional fines and penalties, which may be imposed by federal, state and local government agencies, other than the Pipeline and Hazardous Materials Safety Administration (PHMSA) civil penalty of US$3.7 million which was paid in the third quarter of 2012. On March 14, 2013, EEP received the Order from the EPA which defined the scope requiring additional containment and active recovery of submerged oil relating to the Line 6B crude oil release. EEP submitted its initial proposed work plan required by the EPA on April 4, 2013 and resubmitted the work plan on April 23, 2013. The EPA approved the Submerged Oil Recovery and Assessment (SORA) work plan with modification on May 8, 2013. EEP incorporated the modification and submitted an approved SORA on May 13, 2013. The Order states the work must be completed by December 31, 2013.

The US$175 million increase in the total cost estimate during the three month period ended March 31, 2013 was attributable to additional work required by the Order. The US$40 million increase during the three month period ended June 30, 2013 was attributable to further refinement and definition of the additional dredging scope per the Order and all associated environmental, permitting, waste removal and other related costs. The actual costs incurred may differ from the foregoing estimate as EEP completes the work plan with the EPA related to the Order and works with other regulatory agencies to assure its work plan complies with their requirements. Any such incremental costs will not be recovered under EEP’s insurance policies as the costs for the incident at June 30, 2013 exceeded the limits of its insurance coverage.

Expected losses associated with the Line 6B crude oil release included those costs that were considered probable and that could be reasonably estimated at June 30, 2013. Despite the efforts EEP has made to ensure the reasonableness of its estimates, there continues to be the potential for EEP to incur additional costs in connection with this crude oil release due to variations in any or all of the cost categories, including modified or revised requirements from regulatory agencies, in addition to fines and penalties and expenditures associated with litigation and settlement of claims.

Insurance Recoveries

EEP is included in the comprehensive insurance program that is maintained by Enbridge for its subsidiaries and affiliates which renews throughout the year. The May 1 insurance renewal programs include commercial liability insurance coverage that is consistent with coverage considered customary for its industry and includes coverage for environmental incidents such as those incurred for the crude oil releases from Lines 6A and 6B, excluding costs for fines and penalties.

The claims for the crude oil release for Line 6B are covered by Enbridge’s comprehensive insurance policy that expired on April 30, 2011, which had an aggregate limit of US$650 million for pollution liability. Based on EEP’s remediation spending through June 30, 2013, Enbridge and its affiliates have exceeded the limits of their coverage under this insurance policy. Additionally, fines and penalties would not be covered under the existing insurance policy. In the second quarter of 2013, EEP recognized US$42 million ($6 million after-tax attributable to Enbridge) of accrued insurance recoveries as reductions to environmental costs. In the first quarter of 2012, EEP received payments of US$50 million ($7 million after-tax attributable to Enbridge) for insurance receivable claims previously recognized as a reduction to environmental costs in 2011. As at June 30, 2013, EEP has recorded total insurance recoveries of US$547 million for the Line 6B crude oil release, out of the US$650 million aggregate limit. EEP expects to record receivables for additional amounts claimed for recovery pursuant to its insurance policies during the period that EEP deems realization of the claim for recovery to be probable.

In March 2013, EEP and Enbridge filed a lawsuit against the insurers of the remaining US$145 million coverage, as one particular insurer is disputing the recovery eligibility for costs related to EEP’s claim on the Line 6B crude oil release and the other remaining insurers assert that their payment is predicated on the outcome of the recovery from that insurer. EEP will receive a partial recovery payment of US$42 million from the other remaining insurers and has since amended its lawsuit, such that it now includes only one insurer. While EEP believes the claims for the remaining US$103 million are covered under the policy, there can be no assurance that EEP will prevail in this lawsuit.

Effective May 1, 2013, Enbridge renewed its comprehensive property and liability insurance programs, under which EEP is insured through April 30, 2014, with a current liability aggregate limit of US$685 million, including sudden and accidental pollution liability. In the unlikely event multiple insurable incidents occur which exceed coverage limits within the same insurance period, the total insurance coverage will be allocated among the Enbridge entities on an equitable basis based on an insurance allocation agreement EEP has entered into with Enbridge and another Enbridge subsidiary.

Legal and Regulatory Proceedings

A number of United States governmental agencies and regulators have initiated investigations into the Line 6B crude oil release. Approximately 45 actions or claims have been filed against Enbridge, EEP or their affiliates in United States federal and state courts in connection with the Line 6B crude oil release, including direct actions and actions seeking class status. Based on the current status of these cases, EEP does not expect the outcome of these actions to be material. As noted above, on July 2, 2012, PHMSA announced a Notice of Probable Violation related to the Line 6B crude oil release, including a civil penalty of US$3.7 million that EEP paid in the third quarter of 2012. One claim related to the Line 6A crude oil release has been filed against one of EEP’s affiliates by the State of Illinois in an Illinois state court. The parties are currently operating under an agreed interim order.

SPONSORED INVESTMENTS – ENBRIDGE INCOME FUND

Saskatchewan System Shipper Complaint

Throughout 2011 and 2012, the Fund continued to review the structure of its tolls with shippers following a shipper complaint in early 2011. On April 1, 2013, the Fund announced a settlement (the Settlement) had been concluded relating to new tolls on the Westspur System with a group of shippers. At the request of certain shippers who did not execute the Settlement, the National Energy Board (NEB) has not removed the interim status from the historical tolls and has made the new tolls interim as well. As of July 31, 2013, the Fund continues to work with shippers to resolve the matter.

The Settlement establishes a toll methodology for an initial term of five years, with additional one year renewal terms unless otherwise terminated. Pursuant to the Settlement, the tolls on the Westspur System will be fixed and increased annually with reference to a pre-identified inflation index, subject to throughput remaining within a volume band close to volumes recently transported on the Westspur System. The Settlement resulted in the discontinuance of rate-regulated accounting for the Westspur System and the Fund recorded an after-tax write-down of approximately $12 million ($4 million after-tax attributable to Enbridge) in the first quarter of 2013 related to a deferred regulatory asset which is not expected to be collected under the terms of the Settlement.

CORPORATE

Noverco

Enbridge owns an equity interest in Noverco through a 38.9% common share holding and an investment in preferred shares. In turn, Noverco holds, directly and indirectly, an investment in Enbridge common shares. In the second quarter of 2013, the Board of Directors of Noverco authorized the sale of a portion of its Enbridge common share holding to rebalance Noverco’s asset mix. On May 28, 2013, Noverco sold 15 million Enbridge common shares through a secondary offering. Enbridge’s share of the net after-tax proceeds of approximately $248 million was received as dividends from Noverco on June 4, 2013 and will be used to pay a portion of the Company’s quarterly dividend on September 1, 2013. A portion of this dividend will not qualify for the enhanced dividend tax credit in Canada and accordingly, will not be designated as an “eligible dividend”. The dividend will still be a “qualified dividend” for United States tax purposes. See Liquidity and Capital Resources – Financing Activities.

Preference Share Issuances

Series 1

On March 27, 2013, the Company issued 16 million Preference Shares, Series 1 for gross proceeds of US$400 million. The 4.0% Cumulative Redeemable Preference Shares, Series 1 are entitled to receive a fixed, cumulative, quarterly preferential dividend of US$1.00 per share per annum. The Company may, at its option, redeem all or a portion of the outstanding Preference Shares for US$25.00 per share plus all accrued and unpaid dividends on June 1, 2018 and on June 1 of every fifth year thereafter. The holders of Preference Shares, Series 1 will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 2, subject to certain conditions, on June 1, 2018 and on June 1 of every fifth year thereafter. The holders of Preference Shares, Series 2 will be entitled to receive quarterly floating rate cumulative dividends at a rate equal to the sum of the then three-month United States Government treasury bill rate plus 3.1%.

Series 3

On June 6, 2013, the Company issued 24 million Preference Shares, Series 3 for gross proceeds of $600 million. The 4.0% Cumulative Redeemable Preference Shares, Series 3 are entitled to receive a fixed, cumulative, quarterly preferential dividend of $1.00 per share per annum. The Company may, at its option, redeem all or a portion of the outstanding Preference Shares for $25.00 per share plus all accrued and unpaid dividends on September 1, 2019 and on September 1 of every fifth year thereafter. The holders of Preference Shares, Series 3 will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 4, subject to certain conditions, on September 1, 2019 and on September 1 of every fifth year thereafter. The holders of Preference Shares, Series 4 will be entitled to receive quarterly floating rate cumulative dividends at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.4%.

Common Share Issuance

On April 16, 2013, the Company completed the issuance of 13 million Common Shares for gross proceeds of approximately $600 million. The proceeds were used to fund the Company’s growth projects, reduce outstanding indebtedness, invest in subsidiaries and for general corporate purposes.

GROWTH PROJECTS – COMMERCIALLY SECURED PROJECTS

The table below summarizes the current status of the Company’s commercially secured projects, organized by business segment.

		Estimated Capital Cost[1]	Expenditures to Date[2]	Expected In-Service Date	Status
(Canadian dollars, unless stated otherwise)
LIQUIDS PIPELINES
1.	Seaway Crude Pipeline System Acquisition/Reversal/Expansion Twinning/Extension	US$1.3 billion US$1.1 billion	US$1.2 billion US$0.3 billion	2012-2013 2014	Complete Under construction
2.	Suncor Bitumen Blend	$0.2 billion	$0.1 billion	2013	Complete
3.	Eddystone Rail Project	US$0.1 billion	No significant expenditures to date	2013	Pre- construction
4.	Athabasca Pipeline Capacity Expansion	$0.4 billion	$0.3 billion	2013-2014 (in phases)	Under construction
5.	Eastern Access[3] Toledo Expansion Line 9 Reversal and Expansion	US$0.2 billion $0.4 billion	US$0.1 billion $0.1 billion	2013 2013-2014 (in phases)	Complete Pre- construction

		Estimated Capital Cost[1]	Expenditures to Date[2]	Expected In-Service Date	Status
6.	Norealis Pipeline	$0.5 billion	$0.4 billion	2014	Under construction
7.	Flanagan South Pipeline Project	US$2.8 billion	US$0.5 billion	2014	Pre- construction
8.	Canadian Mainline Expansion	$0.6 billion	No significant expenditures to date	2014-2015 (in phases)	Under construction
9.	Athabasca Pipeline Twinning	$1.2 billion	$0.2 billion	2014	Under construction
10.	Surmont Phase 2 Expansion	$0.3 billion	$0.1 billion	2014-2015 (in phases)	Under construction
11.	Edmonton to Hardisty Expansion	$1.8 billion	$0.1 billion	2015	Pre- construction
12.	Southern Access Extension	US$0.8 billion	US$0.1 billion	2015	Pre- construction
13.	AOC Hangingstone Lateral	$0.1 billion	No significant expenditures to date	2015	Pre- construction
14.	Canadian Mainline System Terminal Flexibility and Connectivity	$0.6 billion	$0.1 billion	2013-2015 (in phases)	Pre- construction
15.	Woodland Pipeline Extension	$0.6 billion	$0.1 billion	2015	Pre- construction
GAS DISTRIBUTION
16.	Greater Toronto Area Project	$0.7 billion	No significant expenditures to date	2015	Pre- construction
GAS PIPELINES, PROCESSING AND ENERGY SERVICES
17.	Massif du Sud Wind Project	$0.2 billion	$0.2 billion	2013	Complete
18.	Saint Robert Bellarmin Wind Project	$0.1 billion	$0.1 billion[4]	2013	Complete
19.	Lac Alfred Wind Project	$0.3 billion	$0.3 billion	2013 (in phases)	Under construction
20.	Montana-Alberta Tie-Line	US$0.4 billion	US$0.3 billion	2013	Under construction
21.	Cabin Gas Plant	$0.8 billion	$0.8 billion	To be determined	Deferred
22.	Peace River Arch Gas Development	$0.3 billion	$0.1 billion	2012-2014 (in phases)	Under construction
23.	Tioga Lateral Pipeline	US$0.1 billion	US$0.1 billion	2013	Under construction
24.	Venice Condensate Stabilization Facility	US$0.2 billion	US$0.1 billion	2013	Under construction
25.	Blackspring Ridge Wind Project	$0.3 billion	$0.1 billion	2014	Under construction
26.	Big Foot Oil Pipeline	US$0.2 billion	US$0.1 billion	2014	Under construction
27.	Walker Ridge Gas Gathering System	US$0.4 billion	US$0.2 billion	2014	Under construction
28.	Heidelberg Lateral Pipeline	US$0.1 billion	No significant expenditures to date	2016	Pre- construction
SPONSORED INVESTMENTS
29.	EEP - Bakken Expansion Program	US$0.3 billion	US$0.3 billion	2013	Complete
30.	The Fund - Bakken Expansion Program	$0.2 billion	$0.2 billion	2013	Complete

		Estimated Capital Cost[1]	Expenditures to Date[2]	Expected In-Service Date	Status
31.	EEP - Berthold Rail Project	US$0.1 billion	US$0.1 billion	2013	Complete
32.	EEP - Ajax Cryogenic Processing Plant	US$0.2 billion	US$0.2 billion	2013	Substantially complete
33.	EEP - Bakken Access Program	US$0.1 billion	US$0.1 billion	2013	Substantially complete
34.	EEP - Texas Express NGL System	US$0.4 billion	US$0.3 billion	2013	Under construction
35.	EEP - Line 6B 75-Mile Replacement Program	US$0.4 billion	US$0.3 billion	2013	Under construction
36.	EEP - Eastern Access[5]	US$2.6 billion	US$0.6 billion	2013-2016 (in phases)	Under construction
37.	EEP - Lakehead System Mainline Expansion[5]	US$2.4 billion	US$0.1 billion	2014-2016 (in phases)	Under construction
38.	EEP - Beckville Cryogenic Processing Facility	US$0.1 billion	No significant expenditures to date	2015	Pre- construction
39.	EEP - Sandpiper Project	US$2.5 billion	No significant expenditures to date	2016	Pre- construction

1            These amounts are estimates and subject to upward or downward adjustment based on various factors. Where appropriate, the amounts reflect Enbridge’s share of joint venture projects.

2            Expenditures to date reflect total cumulative expenditures incurred from inception of project up to June 30, 2013.

3            See Growth Projects – Commercially Secured Projects – Sponsored Investments – Enbridge Energy Partners, L.P. – Eastern Access for project discussion.

4           Relates to payment for the acquisition of a 50% interest in the project on July 19, 2013.

5            The Eastern Access and Lakehead System Mainline Expansion Projects are funded 75% by Enbridge and 25% by EEP.

LIQUIDS PIPELINES

Seaway Crude Pipeline System

Acquisition of Interest

In 2011, Enbridge acquired a 50% interest in the Seaway Pipeline at a cost of approximately US$1.2 billion. Seaway Pipeline includes the 805-kilometre (500-mile), 30-inch diameter long-haul system from Freeport, Texas to Cushing, Oklahoma.

Reversal and Expansion

The flow direction of the Seaway Pipeline was reversed, enabling it to transport crude oil from the oversupplied hub in Cushing, Oklahoma to the Gulf Coast. The initial reversal of the pipeline and preliminary service commenced in 2012, providing initial capacity of 150,000 barrels per day (bpd). Further pump station additions and modifications were completed in January 2013, increasing capacity available to shippers to up to approximately 400,000 bpd, depending on crude oil slate. Actual throughput experienced to date in 2013 has been curtailed due to constraints on third party takeaway facilities. A lateral from the Seaway Jones Creek facility to Enterprise Product Partners L.P.’s (Enterprise) ECHO crude oil terminal (ECHO Terminal) in Houston, Texas should eliminate these constraints when it comes into service, expected in the fourth quarter of 2013.

Twinning and Extension

Based on additional capacity commitments from shippers, a second line will be constructed that is expected to more than double the existing capacity of the Seaway Pipeline to 850,000 bpd in the first quarter of 2014. This 30-inch diameter pipeline will follow the same route as the existing Seaway Pipeline. Included in the project scope is a 105-kilometre (65-mile), 36-inch new-build lateral from the Seaway Jones Creek facility southwest of Houston, Texas into the ECHO Terminal.

In addition, a 137-kilometre (85-mile) pipeline will be constructed from the ECHO Terminal to the Port Arthur/Beaumont, Texas refining center to provide shippers access to the region’s heavy oil refining capabilities. This extension will offer capacity of 560,000 bpd and, subject to regulatory approvals, is expected to be available in the first quarter of 2014.

Including the acquisition of the 50% interest in the Seaway Pipeline, Enbridge’s total expected cost for the Seaway Pipeline is approximately US$2.4 billion. The acquisition, reversal and expansion are expected to cost US$1.3 billion, with the twinning, extension and lateral to the ECHO Terminal components of the project expected to cost approximately US$1.1 billion. Total expenditures incurred to date are approximately US$1.5 billion.

Suncor Bitumen Blend

Under an agreement with Suncor Energy Oil Sands Limited Partnership (Suncor), the Suncor Bitumen Blend project involved the construction of a new 350,000 barrel tank, new blend and diluent lines and pumping capacity to connect with Suncor’s lines just outside Enbridge’s Athabasca Tank Farm. Enbridge completed construction of the new facilities in June 2013, which will enable Suncor to transport blended bitumen volumes from its Firebag production into the Wood Buffalo pipeline. Post-completion expenditures will be incurred throughout 2013 and the estimated capital cost of the project remains at approximately $0.2 billion, with expenditures to date of approximately $0.1 billion.

South Cheecham Rail and Truck Terminal

The Company has partnered with Keyera Corp. to construct the South Cheecham Rail and Truck Terminal (the Terminal), located approximately 75 kilometres (47 miles) southeast of Fort McMurray, Alberta. The Terminal, to be developed in phases, will be a multi-purpose hydrocarbon rail and truck terminal, designed to support bitumen producers within the Athabasca oil sands area and facilitate product in and out. In addition to the facilities for handling diluent and diluted bitumen at the Terminal, the initial phase is planned to include a diluted bitumen pipeline connection to Enbridge’s existing Cheecham Terminal. Construction is underway and completion of the first phase is now expected to take place in the third quarter of 2013 for a total cost of approximately $90 million. Enbridge’s share of the project costs will be based upon its 50% joint venture interest.

Eddystone Rail Project

The Company entered into a joint venture agreement with Canopy Prospecting Inc. to develop a unit-train unloading facility and related local pipeline infrastructure near Philadelphia, Pennsylvania to deliver Bakken and other light sweet crude oil to Philadelphia area refineries. The Eddystone Rail Project will include leasing portions of a power generation facility and reconfiguring existing track to accommodate 120-car unit-trains, installing crude oil offloading equipment, refurbishing an existing 200,000 barrel tank and upgrading an existing barge loading facility. Subject to regulatory and other approvals, the project is expected to be placed into service by the end of 2013 to receive and deliver an initial capacity of 80,000 bpd, expandable to 160,000 bpd. The total estimated cost of the project is approximately US$0.1 billion and Enbridge’s share of the project costs will be based upon its 75% joint venture interest.

Athabasca Pipeline Capacity Expansion

The Company is undertaking an expansion of its Athabasca Pipeline to its full capacity to accommodate additional contractual commitments, including incremental production from the Christina Lake Oil Sands Project operated by Cenovus Energy Inc. This expansion is expected to increase the capacity of the Athabasca Pipeline to its maximum capacity of approximately 570,000 bpd, depending on the mix of crude oil types. The estimated cost of the entire expansion is approximately $0.4 billion, with expenditures to date of approximately $0.3 billion. The initial expansion to 430,000 bpd of capacity was completed and placed into service in March 2013, with the remaining additional capacity of 140,000 bpd expected to be available in the first quarter of 2014. The Athabasca Pipeline transports crude oil from various oil sands projects to the mainline hub at Hardisty, Alberta.

Norealis Pipeline

In order to provide pipeline and terminaling services to the proposed Husky Energy Inc. operated Sunrise Energy Project, the Company is undertaking construction of a new originating terminal (Norealis Terminal), a 112-kilometre (66-mile) 24-inch diameter pipeline from the Norealis Terminal to the Cheecham Terminal, and additional tankage at Cheecham. The estimated cost of the project is approximately $0.5 billion, with expenditures to date of approximately $0.4 billion. Although the project is  expected to be substantially completed by the end of 2013, Enbridge expects the pipeline will be placed into service in 2014, concurrent with the start-up of the Sunrise Energy Project.

Flanagan South Pipeline Project

The 950-kilometre (590-mile) Flanagan South Pipeline will have an initial capacity of approximately 585,000 bpd to transport crude oil from the Company’s terminal at Flanagan, Illinois to Cushing, Oklahoma. The 36-inch diameter pipeline will be installed adjacent to the Company’s Spearhead Pipeline for the majority of the route. Subject to regulatory and other approvals, the pipeline is expected to be in service in the third quarter of 2014. The estimated cost of the project is approximately US$2.8 billion, with expenditures to date of approximately US$0.5 billion.

Canadian Mainline Expansion

Enbridge is undertaking an estimated $0.2 billion expansion of the Alberta Clipper line between Hardisty, Alberta and the Canada/United States border near Gretna, Manitoba. The scope of the project involves the addition of pumping horsepower sufficient to raise the capacity of the Alberta Clipper line by 120,000 bpd to a capacity of 570,000 bpd and is expected to be in service in the third quarter of 2014.

In January 2013, Enbridge announced a further expansion of the Canadian Mainline system between Hardisty, Alberta and the Canada/United States border near Gretna, Manitoba, at an estimated cost of $0.4 billion, bringing the total expected cost for the expansion to approximately $0.6 billion. Subject to NEB approval, the current scope of the additional expansion involves the addition of pumping horsepower sufficient to raise the capacity of the Alberta Clipper line by another 230,000 bpd to its full capacity of 800,000 bpd. This component of the expansion is expected to be in service in 2015; however, delays in receipt of the applicable regulatory approvals on EEP’s portion of the mainline system expansion could affect the target in-service dates of the Canadian Mainline Expansion. See Growth Projects – Commercially Secured Projects – Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Mainline Expansion.

Athabasca Pipeline Twinning

This project involves the twinning of the southern section of the Company’s Athabasca Pipeline from Kirby Lake, Alberta to the Hardisty, Alberta crude oil hub to provide additional capacity to serve expected oil sands growth in the Kirby Lake producing region. The expansion project, with an estimated cost of approximately $1.2 billion, and expenditures to date of approximately of $0.2 billion, will include 345 kilometres (210 miles) of 36-inch pipeline adjacent to the existing Athabasca Pipeline right-of-way. The initial annual capacity of the pipeline will be approximately 450,000 bpd, with expansion potential to 800,000 bpd. Subject to regulatory and other approvals, the line is expected to enter service in the third quarter of 2014.

Surmont Phase 2 Expansion

In May 2013, the Company announced it had entered into a terminal services agreement with ConocoPhillips Canada Resources Corp. and Total E&P Canada Ltd. (the ConocoPhillips Surmont Partnership) to expand the Cheecham Terminal to accommodate incremental bitumen production from Surmont’s Phase 2 expansion. The Company is constructing two new 450,000 barrel blend tanks and converting an existing tank from blend to diluent service. The expansion is expected to come into service in two phases, with the blended product system expected in the fourth quarter of 2014 and the diluent system expected in the first quarter of 2015. The estimated cost of the project is approximately $0.3 billion with expenditures to date of approximately $0.1 billion.

Edmonton to Hardisty Expansion

The Company is undertaking an expansion of the Canadian Mainline system between Edmonton, Alberta and Hardisty, Alberta. The expansion project, with an estimated cost of approximately $1.8 billion, and expenditures incurred to date of approximately $0.1 billion, will include 181 kilometres (112 miles) of new 36-inch diameter pipeline, expected to generally follow the same route as Enbridge’s existing Line 4 pipeline, and new terminal facilities at Edmonton which include five new 500,000 barrel tanks and connections into existing infrastructure at Hardisty Terminal. The initial capacity of the new line will be approximately 570,000 bpd, with expansion potential to 800,000 bpd. Subject to regulatory and other approvals, the project is expected to be placed into service in 2015.

Southern Access Extension

The Southern Access Extension project will consist of the construction of a new 265-kilometre (165-mile), 24-inch diameter crude oil pipeline from Flanagan, Illinois to Patoka, Illinois as well as additional tankage and two new pump stations. Subject to regulatory and other approvals, the project is expected to be placed into service in 2015 at an approximate cost of US$0.8 billion, with expenditures to date of approximately US$0.1 billion. The initial capacity of the new line is expected to be approximately 300,000 bpd. While the binding open season that closed in January 2013 did not result in additional capacity commitments from shippers, Enbridge had previously received sufficient capacity commitments from an anchor shipper to support the 24-inch pipeline as proposed. In June 2013, the Company announced a second open season to solicit additional commitments from shippers for capacity on the proposed pipeline. The diameter of the pipeline could be increased depending on the results of the open season which is set to close in August 2013.

AOC Hangingstone Lateral

In March 2013, the Company announced that it entered into an agreement with Athabasca Oil Corporation (AOC) to provide pipeline and terminalling services to the proposed AOC Hangingstone Oil Sands Project (AOC Hangingstone) in Alberta. Phase I of the project will involve the construction of a new 47-kilometre (29-mile), 16-inch diameter pipeline from the AOC Hangingstone project site to Enbridge’s existing Cheecham Terminal, and related facility modifications at Cheecham. Phase I of the project will provide an initial capacity of 16,000 bpd. Phase 2 of the project, which is subject to commercial approval, would provide up to an additional 60,000 bpd for a total capacity of 76,000 bpd. Subject to regulatory and other approvals, the Phase I facilities are expected to be placed into service in 2015. With the scope for Phase I finalized in June 2013, the estimated cost of the project is now approximately $0.1 billion.

Canadian Mainline System Terminal Flexibility and Connectivity

As part of the Light Oil Market Access Program initiative, the Company will undertake the Canadian Mainline System Terminal Flexibility and Connectivity project in order to accommodate additional light oil volumes and enhance the operational flexibility of the Canadian mainline terminals. The cost of the project is expected to be approximately $0.6 billion, with expenditures incurred to date of approximately $0.1 billion, and with varying completion dates expected between 2013 and 2015 related to existing terminal facility modifications. Such modifications are comprised of upgrading existing booster pumps, additional booster pumps and new tank line connections.

Woodland Pipeline Extension

In July 2013, Enbridge announced that it had received shipper sanctioning for the Woodland Pipeline Extension Project. The joint venture project will extend the Woodland Pipeline south from Enbridge’s Cheecham Terminal to its Edmonton Terminal. The extension is a proposed 385-kilometre (228-mile), 36-inch diameter pipeline with an initial capacity of 400,000 bpd, expandable to 800,000 bpd. Enbridge’s share of the estimated capital cost of the project is approximately $0.6 billion, subject to finalization of scope and a definitive cost estimate. Expenditures incurred to date are approximately $0.1 billion and the project has a target in-service date of 2015.

GAS DISTRIBUTION

Greater Toronto Area Project

EGD plans to expand its natural gas distribution system in the Greater Toronto Area (GTA) to meet the demands of growth and continue the safe and reliable delivery of natural gas to current and future customers. At an expected cost of approximately $0.7 billion, the proposed GTA project will consist of two segments of pipeline and related facilities to upgrade the existing distribution system that delivers natural gas to several municipalities in Ontario. The Company filed amended applications reflecting scope modifications with the Ontario Energy Board (OEB) in February, April and July 2013. As a result of the July scope modification, the expected capital cost has increased by approximately $0.1 billion. An OEB hearing has been scheduled for September 2013 and, subject to OEB approval, construction is targeted to start in late 2014, with completion expected by the end of 2015.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

Massif du Sud Wind Project

Enbridge secured a 50% interest in the 150-megawatt (MW) Massif du Sud Wind Project (Massif du Sud), located 100 kilometres (60 miles) east of Quebec City, Quebec. Massif du Sud delivers energy to Hydro-Quebec under a 20-year power purchase agreement (PPA). Project construction was completed in December 2012 at a final cost of approximately $0.2 billion and commercial operation commenced in January 2013.

Saint Robert Bellarmin Wind Project

In July 2013, Enbridge announced it had secured an agreement with EDF Energy Nouvelles Canada Development Inc. to acquire a 50% interest in the 80-MW Saint Robert Bellarmin Wind Project, located 300 kilometres (185 miles) east of Montreal, Quebec. The project is operational and power output is being delivered to Hydro-Quebec under a 20-year PPA. The Company’s total investment in the project is approximately $0.1 billion.

Lac Alfred Wind Project

Enbridge secured a 50% interest in the development of the 300-MW Lac Alfred Wind Project (Lac Alfred), located 400 kilometres (250 miles) northeast of Quebec City in Quebec’s Bas-Saint-Laurent region. The project is being constructed under a fixed price, turnkey, engineering, procurement and construction agreement and is being undertaken in two phases. Phase 1, providing 150-MW of generation capacity, was completed and commenced commercial operations in January 2013, with Phase 2, for the remaining 150-MW, expected to be completed in the third quarter of 2013. Lac Alfred is delivering energy to Hydro-Quebec under a 20-year PPA. The Company’s total investment in the project is expected to be approximately $0.3 billion, with expenditures to date of approximately $0.3 billion.

Montana-Alberta Tie-Line

Montana-Alberta Tie-Line (MATL) is a 345-kilometre (215-mile) transmission line from Great Falls, Montana to Lethbridge, Alberta, designed to take advantage of the growing supply of electric power in Montana and buoyant power demand in Alberta. The total expected cost for both the first 300-MW phase of MATL and the expansion for an additional 300-MW is approximately US$0.4 billion, with expenditures to date of approximately US$0.3 billion. The system’s north-bound capacity, which is fully contracted, is now expected to be in service in the third quarter of 2013. The expansion for the additional 300-MW of transmission is under active consideration with an in-service date dependant on the final scope, regulatory approval and customer support.

Cabin Gas Plant

In 2011, the Company secured a 71% interest in the development of the Cabin Gas Plant (Cabin), located 60 kilometres (37 miles) northeast of Fort Nelson, British Columbia in the Horn River Basin. The Company’s total investment in phases 1 and 2 of Cabin was expected to be approximately $1.1 billion. In October 2012, the Company and its partners announced plans to defer both the commissioning of phase 1 and the construction of phase 2. Under the deferral, the Company’s total investment in phases 1 and 2 is expected to be approximately $0.8 billion, with expenditures to date of approximately $0.8 billion. Expenditures will be incurred throughout 2013 to complete pre-commission construction on Phase 1 and to place Phase 2 into preservation mode. In December 2012, Enbridge started earning fees for its investment made to date in both phases 1 and 2 of Cabin. On May 1, 2013, the Company became operator of Cabin.

Peace River Arch Gas Development

In 2012, the Company acquired from Encana Corporation (Encana) certain sour gas gathering and compression facilities. These facilities, which are either currently in service or under construction, are located in the Peace River Arch (PRA) region of northwest Alberta. The project will be completed in phases with new gathering lines expected to be in service in late 2013 and new NGL handling facilities expected to be completed in the first quarter of 2014. Enbridge’s investment in the PRA Gas Development is expected to be approximately $0.3 billion, with expenditures to date of approximately $0.1 billion. Enbridge also retains an exclusivity to work with Encana on facility scoping for development of additional major midstream facilities in the liquids-rich PRA region. Financial terms of the PRA Gas Development are substantially consistent with previously established terms of the Cabin development.

Tioga Lateral Pipeline

The United States portion of the Alliance Pipeline (Alliance Pipeline US) is constructing a natural gas pipeline lateral and associated facilities to connect production from the Hess Tioga field processing plant in the Bakken region of North Dakota to the Alliance mainline near Sherwood, North Dakota. The 127-kilometre (79-mile) Tioga Lateral Pipeline will facilitate movement of liquids-rich natural gas to NGL processing facilities owned by Aux Sable at the terminus of Alliance. The pipeline will have an initial design capacity of approximately 126 million cubic feet per day (mmcf/d), which can be expanded based on shipper demand. Through its 50% ownership interest in Alliance Pipeline US, Enbridge’s expected cost related to the project is approximately US$0.1 billion, with expenditures to date of approximately US$0.1 billion. In October 2012, Alliance Pipeline US executed a contract with Hess Corporation (Hess) as an anchor shipper. Aux Sable Liquids Products and Hess reached a concurrent agreement for the provision of NGL services. Regulatory approval from the Federal Energy Regulatory Commission (FERC) was received in September 2012 and construction is underway with an expected third quarter 2013 in-service date.

Venice Condensate Stabilization Facility

The Company is carrying out an estimated US$0.2 billion expansion of the Venice Condensate Stabilization Facility (Venice) at its Venice, Louisiana facility within Enbridge Offshore Pipelines (Offshore). Expenditures to date are approximately US$0.1 billion. The expanded condensate processing capacity is required to accommodate additional natural gas production from the Olympus offshore oil and gas development. Natural gas production from Olympus will move to Enbridge’s onshore facility at Venice via Enbridge’s Mississippi Canyon offshore pipeline system, where it will be processed to separate and stabilize the condensate. The expansion, which is expected to more than double the capacity of the facility to approximately 12,000 barrels of condensate per day, is expected to be in service in late 2013.

Blackspring Ridge Wind Project

In April 2013, the Company announced that it had secured a 50% interest in the development of the 300-MW Blackspring Ridge Wind Project (Blackspring Ridge), located 50 kilometres (31 miles) north of Lethbridge, Alberta in Vulcan County. The project is being constructed under a fixed price engineering, procurement and construction contract and is expected to be completed in the second quarter of 2014. Renewable Energy Credits generated from Blackspring Ridge are contracted to Pacific Gas and Electric Company under a 20-year purchase agreement. The electricity will be sold into the Alberta power pool with pricing fixed on 75% of production through long-term contracts. The Company’s total investment in the project is expected to be approximately $0.3 billion, with expenditures incurred to date of approximately $0.1 billion.

Big Foot Oil Pipeline

Under agreements with Chevron USA Inc. (Chevron), Statoil Gulf of Mexico LLC and Marubeni Oil & Gas (USA) Inc., Enbridge is constructing a 64-kilometre (40-mile) 20-inch oil pipeline with capacity of 100,000 bpd from the proposed Big Foot ultra-deep water development in the Gulf of Mexico. This crude oil pipeline project is complementary to Enbridge’s undertaking of the Walker Ridge Gas Gathering System (WRGGS) construction, discussed below. Upon completion of the project, Enbridge will operate the Big Foot Oil Pipeline, located approximately 274 kilometres (170 miles) south of the coast of Louisiana. The estimated capital cost of the project is approximately US$0.2 billion, with expenditures to date of approximately US$0.1 billion. The expected in-service date is now the fourth quarter of 2014.

Walker Ridge Gas Gathering System

The Company has agreements with Chevron and Union Oil Company of California to expand its central Gulf of Mexico offshore pipeline system. Under the terms of the agreements, Enbridge is constructing, and will own and operate the WRGGS to provide natural gas gathering services to the proposed Jack, St. Malo and Big Foot ultra-deep water developments. The WRGGS includes 274 kilometres (170 miles) of 8-inch or 10-inch diameter pipeline at depths of up to approximately 2,150 meters (7,000 feet) with capacity of 100 mmcf/d. WRGGS is expected to be in service in the fourth quarter of 2014 and is expected to cost approximately US$0.4 billion, with expenditures to date of approximately US$0.2 billion.

Heidelberg Lateral Pipeline

The Company will construct, own and operate a crude oil pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation (Anadarko), to an existing third-party system. The Heidelberg Lateral Pipeline (Heidelberg), a 20-inch, 55-kilometre (34-mile) pipeline, will originate in Green Canyon Block 860, approximately 320 kilometres (200 miles) southwest of New Orleans, Louisiana, and in an estimated 1,600 metres (5,300 feet) of water. Subject to regulatory and other approvals, Heidelberg is expected to be operational by 2016 at an approximate cost of US$0.1 billion.

SPONSORED INVESTMENTS

Bakken Expansion Program

A joint project to further expand crude oil pipeline capacity to accommodate growing crude oil production from the Bakken and Three Forks formations located in Montana, North Dakota, Saskatchewan and Manitoba was undertaken by EEP and the Fund. The project, undertaken by EEP in the United States and the Fund in Canada, reversed and expanded an existing pipeline, running from Berthold, North Dakota, to Steelman, Saskatchewan, and constructed a new 16-inch pipeline from a new terminal near Steelman to the Enbridge mainline terminal near Cromer, Manitoba. The project was completed and entered service in March 2013, providing capacity of 145,000 bpd. The United States portion of the project was completed at an approximate cost of US$0.3 billion and the Canadian portion of the project was completed at an approximate cost of $0.2 billion.

Enbridge Energy Partners, L.P.

Berthold Rail Project

The Berthold Rail project expanded capacity into the Berthold Terminal in North Dakota by 80,000 bpd and involved the construction of a three-unit train loading facility, crude oil tankage and other terminal facilities adjacent to existing infrastructure. The first phase of terminal facilities was completed in 2012, providing additional capacity of 10,000 bpd to the Berthold Terminal. The loading facility and crude oil tankage were subsequently completed and placed into service in March 2013. The total cost of the project was approximately US$0.1 billion.

Ajax Cryogenic Processing Plant

EEP completed the construction of a new natural gas processing plant and related facilities on its Anadarko System in April 2013. The Ajax Plant is expected to enter service in the third quarter of 2013, commensurate with the completion of the Texas Express NGL System discussed below. When operational, the Ajax Plant will provide capacity of 150 mmcf/d and, in conjunction with the Allison Plant, is expected to increase total processing capacity on the Anadarko System to approximately 1,200 mmcf/d. The total cost of the project was approximately US$0.2 billion.

Bakken Access Program

The Bakken Access Program represents an upstream expansion that will further complement EEP’s Bakken expansion. Upon completion, which is now expected in the third quarter of 2013, the Bakken Access Program will enhance crude oil gathering capabilities on the North Dakota System by 100,000 bpd. The program involves increasing pipeline capacity, constructing additional storage tanks and adding truck access facilities at multiple locations in western North Dakota at an approximate cost of US$0.1 billion, with expenditures to date of approximately US$0.1 billion.

Texas Express NGL System

The Texas Express NGL System is a joint venture to design and construct a new NGL pipeline and NGL gathering systems which EEP will build and operate. The NGL pipeline is a joint venture between EEP, Enterprise, Anadarko and DCP Midstream LLC and the NGL gathering system is a joint venture between EEP, Enterprise and Anadarko. EEP will invest approximately US$0.4 billion in the Texas Express NGL System, which will originate in Skellytown, Texas and extend approximately 935 kilometres (580 miles) to NGL fractionation and storage facilities in Mont Belvieu, Texas. Expenditures to date are approximately US$0.3 billion. The Texas Express NGL System is expected to have an initial capacity of approximately 280,000 bpd and will be expandable to approximately 400,000 bpd. Approximately 250,000 bpd of capacity has been subscribed on the pipeline.

In addition, the new NGL gathering system will connect the Texas Express NGL System to natural gas processing plants in the Anadarko/Granite Wash production area located in the Texas Panhandle and western Oklahoma and will connect the Texas Express NGL System to the central Texas Barnett Shale processing plants. The pipeline and portions of the gathering system are expected to begin service in the third quarter of 2013.

Line 6B 75-Mile Replacement Program

This program includes the replacement of 120 kilometres (75 miles) of non-contiguous sections of Line 6B of EEP’s Lakehead System. The Line 6B pipeline runs from Griffith, Indiana through Michigan to the international border at the St. Clair River. The new segments are being completed in components, with approximately 104 kilometres (65 miles) of segments placed in service since the first quarter of 2013. Subject to regulatory and other approvals related to the two remaining 8-kilometre (5-mile) segments in Indiana, the remaining segments are expected to be placed in service by the end of 2013. The total capital for this replacement program is now estimated to be US$0.4 billion, with expenditures to date of approximately US$0.3 billion. EEP will recover these costs through a tariff surcharge that is part of the system-wide rates for the Lakehead System.

Eastern Access

The Eastern Access initiative includes several Enbridge and EEP crude oil pipeline projects to provide increased access to refineries in the United States upper midwest and eastern Canada. The current scope of Enbridge projects includes a reversal of its Line 9 and expansion of the Toledo Pipeline. The current scope of EEP projects includes an expansion of its Line 5 as well as United States mainline system expansions involving the Spearhead North Pipeline (Line 62) and further segments of Line 6B. The individual projects are further described below.

Enbridge is undertaking the reversal of a portion of its Line 9A in western Ontario to permit crude oil movements eastbound from Sarnia as far as Westover, Ontario at an estimated cost of approximately $48 million. With NEB approval received in July 2012, the Line 9A reversal is expected to be in service in the third quarter of 2013.

Enbridge also plans to undertake a full reversal of its 240,000 bpd Line 9B from Westover, Ontario to Montreal, Quebec to serve refineries in Quebec. The Line 9B reversal is expected to be completed at an estimated cost of approximately $0.3 billion. Following an open season held on the Line 9B reversal project, further commitments were received that required an additional 80,000 bpd of delivery capacity within Ontario and Quebec, resulting in the Line 9B capacity expansion which is expected to be completed at an estimated cost of approximately $0.1 billion. Subject to NEB approval, the Line 9B reversal and Line 9B capacity expansion are expected to be available for service in 2014 at a total estimated cost of approximately $0.4 billion. Expenditures incurred to date for the Lines 9A and 9B projects are approximately $0.1 billion.

In May 2013, Enbridge completed an 80,000 bpd expansion of its Toledo Pipeline (Line 17), which connects with the EEP mainline at Stockbridge, Michigan and serves refineries at Toledo, Ohio and Detroit, Michigan. Post-completion expenditures will be incurred throughout 2013 and the estimated cost remains at approximately US$0.2 billion, with expenditures to date of approximately US$0.1 billion.

Both the Toledo Pipeline and Line 9 assets are included in the Company’s Liquids Pipelines segment.

In May 2013, EEP completed and placed into service the expansion of its Line 5 light crude oil line between Superior, Wisconsin and Sarnia, Ontario. The Line 5 expansion increased capacity by 50,000 bpd at an approximate cost of US$0.1 billion.

EEP is also undertaking the expansion of its Line 62 between Flanagan, Illinois and Griffith, Indiana by adding horsepower to increase capacity from 130,000 bpd to 235,000 bpd and adding a 330,000 barrel tank at Griffith. Subject to regulatory and other approvals, the Line 62 capacity expansion project is targeted to be placed into service by the end of 2013. EEP also plans to replace additional sections of Line 6B in Indiana and Michigan, including the addition of new pumps and terminal upgrades at Hartsdale, Griffith and Stockbridge, to increase capacity from 240,000 bpd to 500,000 bpd. Portions of the existing 30-inch diameter pipeline will be replaced with 36-inch diameter pipe. Subject to regulatory and other approvals, the target in-service date for this Line 6B project is the second quarter of 2014. The replacement of the Line 6B sections is in addition to the Line 6B Replacement Program discussed previously. The expected cost of the United States mainline expansions is approximately US$2.2 billion, and includes the US$0.1 billion cost of the previously discussed Line 5 expansion.

The Eastern Access Expansion initiative also includes a further upsizing of EEP’s Line 6B. The Line 6B capacity expansion from Griffith, Indiana to Stockbridge, Michigan will increase capacity from 500,000 bpd to 570,000 bpd and will involve the addition of new pumps, existing station modifications and breakout tankage at the Griffith and Stockbridge terminals. Subject to regulatory and other approvals, the project is expected to be placed into service in 2016 at an estimated capital cost of approximately US$0.4 billion.

The total estimated cost of the United States mainline expansions, including the Line 5 expansion and the Line 6B capacity expansion project, is approximately US$2.6 billion, with expenditures to date of approximately US$0.6 billion. The Eastern Access projects are now being funded 75% by Enbridge and 25% by EEP, after EEP exercised the option to reduce its funding and associated economic interest in the project by 15% on June 28, 2013. Within one year of the final in-service date of the collective projects, EEP will have the option to increase its economic interest held at that time by up to 15%. For further discussion refer to Liquidity and Capital Resources.

Lakehead System Mainline Expansion

The Lakehead System Mainline Expansion includes several projects to expand capacity of the Lakehead System mainline between its origin at the Canada/United States border, near Neche, North Dakota, to Flanagan, Illinois. Included in the expansion are Alberta Clipper (Line 67) and Southern Access (Line 61).

The current scope of the Alberta Clipper expansion between the border and Superior, Wisconsin consists of two phases. The initial phase includes an increase in capacity from 450,000 bpd to 570,000 bpd at an estimated capital cost of approximately US$0.2 billion. In January 2013, EEP announced a further expansion of the Lakehead System mainline between the border and Superior, to increase capacity from 570,000 bpd to 800,000 bpd, at an estimated capital cost of approximately US$0.2 billion. Subject to regulatory and other approvals, including an amendment to the current Presidential border crossing permit to allow for operation of Line 67 at its currently planned operating capacity of 800,000 bpd, the target in-service dates for the proposed projects is the third quarter of 2014 for the initial phase and 2015 for the second phase. Delays in receipt of the applicable regulatory approvals could affect the target in-service dates. Both phases of the Alberta Clipper expansion would require only the addition of pumping horsepower and no pipeline construction.

The current scope of the Southern Access expansion between Superior, Wisconsin and Flanagan, Illinois also consists of two phases. The initial phase includes an increase in capacity from 400,000 bpd to 560,000 bpd at an estimated capital cost of approximately US$0.2 billion. EEP also plans to undertake a further expansion of the Southern Access line between Superior and Flanagan to increase capacity from 560,000 bpd to 1,200,000 bpd at an estimated capital cost of approximately US$1.3 billion. Both phases of the expansion would require only the addition of pumping horsepower and crude oil tanks at existing sites with no pipeline construction. The target in-service date for the first phase of the expansion is expected to be in the third quarter of 2014. For the second phase of the expansion, which remains subject to finalization of scope and regulatory and other approvals, the pump station expansion is expected to be available for service in 2015, with additional tankage requirements expected to be completed in 2016.

As part of the Light Oil Market Access Program, EEP also plans to expand the capacity of the Lakehead System between Flanagan, Illinois and Griffith, Indiana. This section of the Lakehead System will be expanded by constructing a 122-kilometre (76-mile), 36-inch diameter twin of the existing Spearhead North Pipeline (Line 62). The project is expected to be completed at an estimated cost of approximately US$0.5 billion. Subject to regulatory and other approvals, the new line will have an initial capacity of 570,000 bpd and is expected to be placed into service in 2015.

The projects collectively referred to as the Lakehead System Mainline Expansion are expected to cost approximately US$2.4 billion, with expenditures incurred to date of approximately US$0.1 billion. EEP will operate the project on a cost-of-service basis. The Lakehead System Mainline Expansion is now being funded 75% by Enbridge and 25% by EEP, after EEP exercised the option to reduce its funding and associated economic interest in the project by 15% on June 28, 2013. Within one year of the final in-service date of the collective projects, EEP will have the option to increase its economic interest held at that time by up to 15%. For further discussion refer to Liquidity and Capital Resources.

Beckville Cryogenic Processing Facility

In April 2013, EEP announced plans to construct a cryogenic natural gas processing plant near Beckville (the Beckville Plant) in Panola County, Texas, at an expected cost of approximately US$0.1 billion. The Beckville Plant will offer incremental processing capacity for existing and future customers in the 10-county Cotton Valley shale region, where EEP’s East Texas system is located. The Beckville Plant has a planned capacity of 150 mmcf/d and construction of the plant and associated facilities is anticipated to begin in late 2013, with an expected in-service date of 2015.

Sandpiper Project

As part of the Light Oil Market Access Program initiative, EEP plans to undertake the Sandpiper Project (Sandpiper) which will expand and extend EEP’s North Dakota feeder system. The Bakken takeaway capacity of the North Dakota System will be expanded by 225,000 bpd to a total of 580,000 bpd. The expansion will involve construction of a 965-kilometre (600-mile) 24-inch diameter line from Beaver Lodge, North Dakota to the Superior, Wisconsin mainline system terminal. The new line will twin the 210,000 bpd North Dakota System mainline, which now terminates at Clearbrook Terminal in Minnesota, adding 225,000 bpd of capacity on the twin line between Beaver Lodge and Clearbrook and 375,000 bpd of capacity between Clearbrook and Superior.

Sandpiper is expected to cost approximately US$2.5 billion and will be fully funded by EEP. A petition was filed with the FERC to approve recovery of Sandpiper’s costs through a surcharge to the Enbridge Pipelines (North Dakota) LLC rates between Beaver Lodge and Clearbrook and a cost of service structure for rates between Clearbrook and Superior. On March 22, 2013, FERC denied the petition on procedural grounds. EEP plans to re-file its petition with modifications to address the FERC’s concerns. The pipeline is expected to begin service in early 2016, subject to obtaining regulatory and other approvals, as well as finalization of scope.

GROWTH PROJECTS – OTHER PROJECTS UNDER DEVELOPMENT

The following projects have been announced by the Company, but have not yet met Enbridge’s criteria to be classified as commercially secured. The Company also has a large number of additional attractive projects under development which have not yet progressed to the point of public announcement. In its long-term funding plans, the Company makes full provision for all commercially secured projects and makes provision for projects under development based on an assessment of the aggregate securement success anticipated. Actual securement success achieved could exceed or fall short of the anticipated level.

LIQUIDS PIPELINES

Eastern Gulf Crude Access Pipeline

In February 2013, Enbridge entered into an agreement with Energy Transfer Partners, L.P. (Energy Transfer) on the terms for joint development of a project to provide access to the eastern Gulf Coast refinery market from the Patoka, Illinois hub. Subject to FERC approval, the project will involve the conversion from natural gas service of certain segments of pipeline that are currently in operation as part of the natural gas system of Trunkline Gas Company, LLC, a wholly owned subsidiary of Energy Transfer and Energy Transfer Equity, L.P. The converted pipeline is expected to have a capacity of up to 420,000 bpd to 660,000 bpd, depending on crude slate and the level of subscriptions received in an open season, and is expected to be in service by early 2015. Enbridge and Energy Transfer would each own a 50% interest in the venture. Enbridge’s participation in the venture is subject to a minimum level of commitments being obtained in the open season and depending on the level of commitments and finalization of scope and capital cost estimates, Enbridge expects to invest approximately US$1.2 billion to US$1.7 billion.

Northern Gateway Project

The Northern Gateway Project (Northern Gateway) involves constructing a twin 1,177-kilometre (731-mile) pipeline system from near Edmonton, Alberta to a new marine terminal in Kitimat, British Columbia. One pipeline would transport crude oil for export from the Edmonton area to Kitimat and is proposed to be a 36-inch diameter line with an initial capacity of 525,000 bpd. The other pipeline would be used to import condensate and is proposed to be a 20-inch diameter line with an initial capacity of 193,000 bpd.

Northern Gateway submitted an application to the NEB in May 2010. The Joint Review Panel (JRP) established to review the proposed project, pursuant to the NEB Act and the Canadian Environmental Assessment Act, has a broad mandate to assess the potential environmental effects of the project and to determine if it is in the public interest. Following sessions with the public, including Aboriginal groups, and the provision of additional information by Northern Gateway, the JRP issued a Hearing Order in May 2011 outlining the procedures to be followed.

In August 2011, Northern Gateway filed commercial agreements with the NEB which provide for committed long-term service and capacity on both the proposed crude oil export and condensate import pipelines. Capacity has also been reserved for use by uncommitted shippers.

In a Procedural Direction issued in December 2011, the JRP indicated community hearings would be scheduled so the JRP would hear all oral evidence from registered intervenors first, followed by oral statements from registered participants. Community hearings for oral evidence and statements took place between January and August 2012 in various communities. A written record of what was said each day in the community hearings is available on the JRP’s website. Intervenors responded to questions by Northern Gateway on July 6, 2012. Northern Gateway filed reply evidence to the evidence of the intervenors on July 20, 2012. The reply evidence contained details of further enhancements in pipeline design and operations. These extra measures are estimated to cost an additional $400 million to $500 million. The enhancements include: increasing pipeline wall thickness of the oil pipeline; additional pipeline wall thickness for water crossings such as major tributaries to the Fraser, Skeena and Kitimat Rivers; increasing the number of remotely-operated isolation valves by 50% within British Columbia to protect high-value fish habitat; increasing frequency of in-line inspection surveys across the entire Northern Gateway pipeline system by a minimum of 50% over and above current standards; installing dual leak detection systems; and staffing pump stations in remote locations on a 24 hour/7 day basis for on-site monitoring, heightened security and rapid response to abnormal conditions.

The cost estimate included in the Northern Gateway filing with the JRP reflects a preliminary estimate prepared in 2004 and escalated to 2010. A detailed estimate based on full engineering analysis of the pipeline route and terminal location is currently being prepared. The detailed estimate will reflect a larger proportion of high cost terrain, longer tunneling requirements and more extensive terminal site rock excavation than provided for in the preliminary estimate, which is expected to result in a significant increase in the cost estimate. The revised estimate is anticipated to be completed around the end of 2013 or early 2014.

The final hearings commenced on September 4, 2012 where Northern Gateway, intervenors, government participants and the JRP questioned those who have presented oral or written evidence. In April 2013, the JRP issued their potential conditions if the project were to be approved. The issuance does not indicate an expectation the proposed project will be approved, but permitted all parties to provide comments or to suggest additional conditions for the JRP to consider.

Written final argument was filed on May 31, 2013. The final hearings for oral argument concluded June 24, 2013. The JRP has announced it expects to issue its reports and findings on the proposed project by December 2013.

Of the 45 Aboriginal groups eligible to participate as equity owners, 26 have signed up to do so. Subject to continued commercial support, regulatory and other approvals and adequately addressing landowner and local community concerns (including those of Aboriginal communities), the Company currently estimates that Northern Gateway could be in service in 2018 at the earliest.

On February 23, 2012, Transport Canada published its TERMPOL Review Process Report of the Northern Gateway’s proposed marine operations. Transport Canada has filed the results of the study with the federal JRP tasked with assessing the project. The study reviewed the marine operations associated with the Northern Gateway terminal and associated tanker traffic in Canadian waters. The review concluded that: “While there will always be residual risk in any project, after reviewing the proponent’s studies and taking into account the proponent’s commitments, no regulatory concerns have been identified for the vessels, vessel operations, the proposed routes, navigability, other waterway users and the marine terminal operations associated with vessels supporting the Northern Gateway.” The TERMPOL report was prepared and approved by Canadian government authorities including Transport Canada; Environment Canada; Fisheries and Oceans Canada; Canadian Coast Guard; and Pacific Pilotage Authority Canada. The Gitxaala First Nations (Gitxaala) filed a Notice of Judicial Review with the Federal Court of Canada challenging the TERMPOL process on the grounds that there had not been adequate consultation with the Gitxaala with respect to the potential impacts on its Rights and Title resulting from the routine operation of the tankers servicing the Northern Gateway terminal in Kitimat.  Following the hearing, the Federal Court of Canada issued a decision rejecting the Gitxaala challenge noting that it was premature for the Court to intervene in the process before it has reached a conclusion. The Federal Court of Canada decision has not been appealed.

Expenditures to date, which relate primarily to the regulatory process, are approximately $0.3 billion, of which approximately half is being funded by potential shippers on Northern Gateway. Given the many uncertainties surrounding Northern Gateway, including final ownership structure, the potential financial impact of the project cannot be determined at this time.

The JRP posts public filings related to Northern Gateway on its website at http://gatewaypanel.review-examen.gc.ca/clf-nsi/hm-eng.html and Enbridge also maintains a Northern Gateway website in addition to information available on www.enbridge.com. The full regulatory application submitted to the NEB and the 2010 Enbridge Northern Gateway Community Social Responsibility Report are available on www.northerngateway.ca. None of the information contained on, or connected to, the JRP website, the Northern Gateway website or Enbridge’s website is incorporated in or otherwise part of this MD&A.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

NEXUS Gas Transmission Project

In 2012, Enbridge, DTE Energy Company (DTE) and Spectra Energy Corp (Spectra) announced the execution of a Memorandum of Understanding to jointly develop the NEXUS Gas Transmission System (NEXUS), a project that would move growing supplies of Ohio Utica shale gas to markets in the United States midwest, including Ohio and Michigan, and Ontario, Canada. The proposed NEXUS project would originate in northeastern Ohio, include approximately 400 kilometres (250 miles) of large diameter pipe, and be capable of transporting one billion cubic feet per day of natural gas. The line would follow existing utility corridors to an interconnect in Michigan and utilize the existing Vector Pipeline (Vector) to reach the Ontario market. Upon completion, Spectra would become a 20% owner in Vector, a joint venture between DTE and Enbridge. The partners continue to monitor Utica shale development progress which is pending increased interest by producers in accessing the Ohio/Michigan/Ontario market.

FINANCIAL RESULTS

LIQUIDS PIPELINES

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Canadian Mainline	86	96	229	195
Regional Oil Sands System	36	23	77	50
Southern Lights Pipeline	9	12	21	21
Seaway Pipeline	16	2	29	2
Spearhead Pipeline	8	11	17	22
Feeder Pipelines and Other	4	(3)	5	1
Adjusted earnings	159	141	378	291
Canadian Mainline - changes in unrealized derivative fair value loss	(186)	(34)	(258)	(7)
Canadian Mainline - Line 9 tolling adjustment	-	-	-	6
Regional Oil Sands System - leak remediation and long-term pipeline stabilization costs	(40)	-	(40)	-
Spearhead Pipeline - changes in unrealized derivative fair value gains	-	1	-	1
Earnings/(loss) attributable to common shareholders	(67)	108	80	291

Canadian Mainline

Canadian Mainline adjusted earnings for the three months ended June 30, 2013 decreased compared with the second quarter of 2012. The decrease was primarily attributable to lower throughput in the months of April and May due to decreased demand from midwest refineries due to unexpected plant turnarounds and outages. Further, the Canadian Mainline IJT Residual Benchmark Toll, which is inversely correlated to the Lakehead System Toll, decreased effective April 1, 2013, contributing to lower adjusted earnings. In the second quarter of 2013, the Company also recognized costs related to the deactivation of certain idle assets.

Adjusted earnings on Canadian Mainline increased for the six months ended June 30, 2013 compared with the corresponding period of 2012. This increase was primarily driven by higher throughput in the first three months of the year as steady production from the oil sands in Alberta was priced at levels which displaced other non-Canadian production from the midwest market and drove increased long-haul barrels on Canadian Mainline, partially offset by lower volumes experienced in the second quarter. Volume redirections and refinery disruptions in non-Enbridge markets during the first quarter of 2013 also resulted in higher volumes directed towards Enbridge’s mainline system and contributed to the overall higher earnings in the first half of 2013. Adjusted earnings for the first half of 2013 compared with the first half of 2012 also reflected an increase in operating and administrative costs, primarily due to higher employee costs, as well as higher depreciation and interest expense.

Supplemental information on Canadian Mainline adjusted earnings for the three months and six months ended June 30, 2013 and 2012 is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Revenues	324	340	711	656
Expenses
Operating and administrative	114	109	213	190
Power	26	26	55	55
Depreciation and amortization	60	55	118	109
	200	190	386	354
	124	150	325	302
Other income/(expense)	4	-	4	(3)
Interest expense	(40)	(34)	(80)	(65)
	88	116	249	234
Income taxes	(2)	(20)	(20)	(39)
Adjusted earnings	86	96	229	195

Effective United States to Canadian dollar exchange rate[1]	0.997	0.975	0.998	0.967

June 30,	2013	2012
(United States dollars per barrel)
IJT Benchmark Toll[2]	$3.94	$3.85
Lakehead System Local Toll[3]	$2.13	$1.76
Canadian Mainline IJT Residual Benchmark Toll[4]	$1.81	$2.09

1                  Inclusive of realized gains or losses on foreign exchange derivative financial instruments.

2                  The IJT Benchmark Toll is per barrel of heavy crude oil transported from Hardisty, Alberta to Chicago, Illinois. A separate distance adjusted toll applies to shipments originating at receipt points other than Hardisty and lighter hydrocarbon liquids pay a lower toll than heavy crude oil. Effective July 1, 2013, the IJT benchmark toll increased from US$3.94 to US$3.98.

3                  The Lakehead System Local Toll is per barrel of heavy crude oil transported from Neche, North Dakota to Chicago, Illinois. Effective July 1, 2012, this toll increased from US$1.76 to US$1.85 and effective April 1, 2013, it subsequently increased to US$2.13. Effective July 1, 2013, this toll increased from US$2.13 to US$2.18.

4                  The Canadian Mainline IJT Residual Benchmark Toll is per barrel of heavy crude oil transported from Hardisty, Alberta to Gretna, Manitoba. Effective April 1, 2013, this toll decreased from US$2.09 to US$1.81 and, effective July 1, 2013, this toll decreased from US$1.81 to US$1.80. For any shipment, this toll is the difference between the IJT toll for that shipment and the Lakehead System Local Toll for that shipment.

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
Throughput[1] (thousand barrels per day (kbpd))	1,604	1,659	1,693	1,673

1                  Throughput, presented in kbpd, represents mainline deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries entering the mainline in western Canada.

Regional Oil Sands System

Regional Oil Sands System adjusted earnings for the three and six month periods of 2013 increased over the same periods of 2012 primarily as a result of higher contracted volumes on the Athabasca pipeline, higher capital expansion fees on the Waupisoo pipeline and new assets placed into service in late 2012, including the Woodland and Wood Buffalo pipelines. Partially offsetting these earnings increases were higher operating and administrative costs, higher depreciation expense due the commissioning of new assets and a decrease in Hardisty Caverns earnings following the sale to the Fund in the fourth quarter of 2012.

Seaway Pipeline

Seaway Pipeline earnings for the three and six month periods of 2013 were higher compared with the comparative 2012 periods due to a full six months of operations. Seaway Pipeline was completed in May 2012 providing initial capacity of 150,000 bpd. In January 2013, the completion of further pump station additions and modifications increased the capacity available to shippers to up to 400,000 bpd, depending on crude slate; however, actual throughput experienced in the first half of 2013 was curtailed due to constraints on third party takeaway facilities. A lateral from the Seaway Jones Creek tankage to the ECHO Terminal in Houston, Texas should eliminate these constraints when it comes into service, expected in the fourth quarter of 2013.

Seaway Pipeline filed for market-based rates in December 2011. As the FERC had not issued a ruling on this application, Seaway Pipeline filed for initial rates in order to have rates in effect by the in-service date. The uncommitted rate on the Seaway Pipeline has been challenged by several shippers. FERC hearings have concluded and all parties have filed their respective briefs. A decision from the Administrative Law Judge is expected in the third quarter of 2013. At that time a full record will be submitted to the Commission; however, there is no prescribed timeline for its ruling. The committed rates on Seaway Pipeline have been upheld by the FERC for the term of the contracts.

Spearhead Pipeline

Spearhead Pipeline adjusted earnings decreased for both the second quarter of 2013 and the six months ended June 30, 2013 due to lower expiry of shipper make-up rights and higher operating expenses compared with prior periods. Higher costs primarily consisted of pipeline integrity expenditures and higher power costs from the increased transportation of heavy crude. The decrease in earnings was partially offset by incremental revenues associated with higher volumes due to increased demand at Cushing, Oklahoma for further transportation on the Seaway Pipeline to the United States Gulf Coast refining market.

Feeder Pipelines and Other

Earnings increased in Feeder Pipelines and Other in the second quarter of 2013 compared with the comparative 2012 period due to higher volumes and tolls on Olympic pipeline and lower business development costs not eligible for capitalization. The same Olympic pipeline trends existed for the first half of 2013; however, business development costs not eligible for capitalization were comparable between the six-month periods.

Liquids Pipelines earnings were impacted by the following adjusting items:

•                  Canadian Mainline earnings for each period reflected changes in unrealized fair value losses on derivative financial instruments used to risk manage exposures inherent within the Competitive Toll Settlement, namely foreign exchange, power cost variability and allowance oil commodity prices.

•                  Canadian Mainline earnings for 2012 included a Line 9 tolling adjustment related to services provided in prior periods.

•                  Regional Oil Sands System earnings for 2013 included a charge related to the Line 37 crude oil release which occurred in June 2013. See Recent Developments – Liquids Pipelines – Line 37 Crude Oil Release.

•                 Spearhead Pipeline earnings for 2012 included unrealized fair value gains on derivative financial instruments used to manage exposures to allowance oil commodity prices.

GAS DISTRIBUTION

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	23	29	123	110
Other Gas Distribution and Storage	2	-	15	21
Adjusted earnings	25	29	138	131
EGD - (warmer)/colder than normal weather	2	-	(4)	(24)
EGD - tax rate changes	-	(9)	-	(9)
Earnings attributable to common shareholders	27	20	134	98

EGD’s operating results for 2013 are pursuant to a one year cost of service settlement, following completion of a five year Incentive Regulation (IR) term at the end of 2012. Favourable customer mix and customer growth were the primary factors contributing to the increase in adjusted earnings for the six months ended June 30, 2013 compared with the corresponding period of 2012. Higher operating and administrative costs, including employee related costs and operational and safety costs, partially offset the increase in adjusted earnings. The cost increases to date in 2013 are most notable in the second quarter, which experienced a decline in revenues due to seasonality, and are expected to continue to be a drag on earnings for the balance of 2013. The favourable earnings growth experienced in the first quarter of 2013 is in part a reflection of timing and is expected to continue to largely reverse in the latter half of the year, as it did in the second quarter.

In July 2013, EGD filed an application with the OEB for the setting of rates through a customized IR mechanism for the period 2014 through 2018. The processing of the IR application is expected to occur in the second half of 2013, with a final decision anticipated in early 2014.

Other Gas Distribution and Storage earnings decreased for the first six months of 2013 as a result of lower rates from the revised rate setting methodology that became effective October 1, 2012 in Enbridge Gas New Brunswick (EGNB). In the second quarter of 2013, EGNB had higher contributions compared with the second quarter of 2012 due to lower administrative costs.

The Company commenced legal proceedings against the Government of New Brunswick, seeking damages for breach of contract, in April 2012. The Company also commenced a separate application to the New Brunswick Court of Queen’s Bench to quash the Government’s rates and tariffs regulation in May 2012. The Court of Queen’s Bench dismissed the application in August 2012, but the Company appealed this decision to the New Brunswick Court of Appeal. EGNB’s appeal was successful in part, as the Court of Appeal ruled that the part of the rates and tariffs regulation that caps rates according to a maximum revenue-to-cost ratio was beyond the regulation-making authority of the New Brunswick Lieutenant Governor-in-Council. The Court of Appeal upheld the portion of the regulation that requires EGNB to charge customers the lower of market or cost-based rates. As a result of this outcome, EGNB applied on June 14, 2013 to the New Brunswick Energy and Utilities Board (EUB) for new rates, effective July 1, 2013, for commercial and industrial customers. On July 26, 2013, the EUB granted EGNB’s application for new rates, but with an effective date of August 1, 2013. The EUB also ordered EGNB to file its 2014 rate application no later than October 1, 2013. The EUB’s decision will enable EGNB to fully recover its revenue requirement from August 1, 2013 until the next rate period. Accordingly, EGNB has also indefinitely adjourned its application for judicial review of the EUB’s original decision regarding rates to take effect as of October 1, 2012. There is no assurance these actions will be successful or will result in any recovery.

Gas Distribution earnings were impacted by the following adjusting items:

•                  EGD earnings were adjusted to reflect the impact of weather.

•                  EGD earnings for 2012 reflect the impact of unfavourable tax rate changes.

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Aux Sable	8	14	16	26
Energy Services	42	18	75	22
Alliance Pipeline US	11	9	21	19
Vector Pipeline	6	5	13	11
Enbridge Offshore Pipelines (Offshore)	(2)	(2)	-	1
Other	8	3	7	9
Adjusted earnings	73	47	132	88
Aux Sable - changes in unrealized derivative fair value gains	-	16	-	23
Energy Services - changes in unrealized derivative fair value gains/(loss)	143	(172)	113	(326)
Other - changes in unrealized derivative fair value loss	(56)	(3)	(56)	(3)
Earnings/(loss) attributable to common shareholders	160	(112)	189	(218)

Aux Sable adjusted earnings decreased in the second quarter of 2013 compared with 2012 as the trends experienced in the first quarter of the year persisted, mainly lower fractionation margins and lower ethane processing volumes due to ethane reinjections. Lower fractionation margins resulted in a decrease in contributions from the upside sharing mechanism in Aux Sable’s production sales agreement compared with the first half of 2012.

Energy Services operates a physical commodity marketing business which captures value from quality, time and location differentials when opportunities arise. To execute these strategies, Energy Services may lease storage or rail cars, as well as hold nomination or contractual rights on both third party and Enbridge-owned pipelines. Energy Services adjusted earnings increased in the first half of 2013 compared with the comparative period of 2012 due to wide location and crude grade differentials which gave rise to additional and more profitable margin opportunities. Adjusted earnings from Energy Services are dependent on market conditions which are not expected to be as favourable during the second half of 2013.

Offshore earnings for the first half of 2013 remained weak as low volumes persisted on the majority of its pipelines due to decreased production in the Gulf of Mexico. It is anticipated that volume weakness will continue in the short-term and that the Company expects to be in a loss position for the full year. Effective May 1, 2013, the Company elected to not renew windstorm (hurricane) coverage on its Offshore asset portfolio. The Company expects to reassess the market for windstorm coverage and revisit the possible purchase of coverage in future years.

Adjusted earnings from Other increased in the second quarter of 2013 compared with the 2012 comparative period due to contributions from fees earned on the Company’s investment in Cabin, for which earnings recognition commenced in December 2012. Partially offsetting the increase in adjusted earnings was the transfer of certain renewable energy assets to the Fund in December 2012, as well as lower contributions from the Cedar Point Wind Energy Project due to lower wind resources. Adjusted earnings for the six months ended June 30, 2013 were comparable with the corresponding period of 2012, and reflected the same offsetting factors as the second quarter of 2013.

Gas Pipelines, Processing and Energy Services earnings were impacted by the following adjusting items:

•                  Aux Sable earnings for 2012 reflected changes in the fair value of unrealized derivative financial instruments related to the Company’s forward gas processing risk management position.

•                  Energy Services earnings for each period reflected changes in unrealized fair value losses related to the revaluation of financial derivatives used to manage the profitability of transportation and storage transactions and the revaluation of inventory. A gain or loss on such a financial derivative corresponds to a similar but opposite loss or gain on the value of the underlying physical transaction which is expected to be realized in the future when the physical transaction settles. Unlike the change in the value of the financial derivative, the gain or loss on the value of the underlying physical transaction is not recorded for financial statement purposes until the periods in which it is realized.

•                  Adjusted earnings for the first half of 2013 excluded a one-time realized loss of $58 million incurred to close out derivative contracts used to hedge forecasted Energy Services transactions which are no longer probable to occur.

•                  Other earnings for each period reflected changes in unrealized fair value on derivative financial instruments. In 2013, the unrealized loss reflected the change in the value of long-term power price derivative contracts acquired to hedge expected revenues and cash flows from Blackspring Ridge.

SPONSORED INVESTMENTS

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Enbridge Energy Partners, L.P. (EEP)	37	32	73	68
Enbridge Energy, Limited Partnership (EELP) - Alberta Clipper US	8	12	16	22
Enbridge Income Fund (the Fund)	26	16	49	37
Adjusted earnings	71	60	138	127
EEP - leak insurance recoveries	6	-	6	-
EEP - leak remediation costs	(6)	(2)	(30)	(2)
EEP - changes in unrealized derivative fair value gains	4	7	3	7
EEP - tax rate differences/changes	(3)	-	(3)	-
EEP - NGL trucking and marketing investigation costs	-	-	-	(1)
Earnings attributable to common shareholders	72	65	114	131

EEP adjusted earnings increased for the three and six month periods ended June 30, 2013 compared with 2012 periods due to distributions received from Enbridge’s investment in preferred units of EEP, which was made in early May 2013, and higher incentive distributions. Partially offsetting the adjusted earnings increase were weak natural gas and NGL prices in the second quarter of 2013 which resulted in lower contributions from EEP’s gas gathering and processing business. In EEP’s liquids business, higher tolls on EEP’s major liquids pipeline assets were offset by lower volumes on the North Dakota system due to wide crude oil price differentials that make transportation by rail competitive and lower volumes on the Lakehead system which experienced similar demand constraints as Canadian Mainline. Adjusted earnings were also impacted by higher operating and administrative expense, primarily from an increased workforce and higher depreciation expense associated with new assets placed into service.

Alberta Clipper US earnings decreased for the first half of 2013 compared with the corresponding 2012 period due to a reduction in toll rates which took effect April 1, 2013 as well as lower throughput.

Earnings for the Fund for the first half of 2013 included earnings from crude oil storage and renewable energy assets acquired from Enbridge and its wholly-owned subsidiaries in December 2012. Earnings were also positively impacted by higher preferred unit distributions received from the Fund. Partially offsetting earnings growth from these assets was a one-time charge recognized in the first quarter of 2013 related to the write-off of a regulatory deferral balance for which recoverability is no longer probable. Refer to Recent Developments – Sponsored Investments – Enbridge Income Fund – Saskatchewan System Shipper Complaint.

Sponsored Investment earnings were impacted by the following adjusting items:

•                  Earnings from EEP for 2013 included insurance recoveries associated with the Line 6B crude oil release. See Recent Developments – Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Crude Oil Releases.

•                  Earnings from EEP for 2013 and 2012 included charges related to estimated costs, before insurance recoveries, associated with the Line 6B crude oil release. See Recent Developments – Sponsored Investments – Enbridge Energy Partners, L.P. – Lakehead System Crude Oil Releases.

•                  Earnings from EEP for each period included changes in unrealized fair value gains on derivative financial instruments.

•                  Earnings for EEP in the second quarter of 2013 included an out-of-period, non-cash deferred income tax adjustment related to a tax law change.

•                  Earnings from EEP for 2012 reflected a charge for legal and accounting costs associated with an investigation at a NGL trucking and marketing subsidiary, which was concluded in the first quarter of 2012.

CORPORATE

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Noverco	(3)	2	36	22
Other Corporate	(19)	(5)	(28)	(12)
Adjusted earnings/(loss)	(22)	(3)	8	10
Noverco - changes in unrealized derivative fair value loss	(2)	-	(1)	-
Noverco - equity earnings adjustment	-	-	-	(12)
Other Corporate - changes in unrealized derivative fair value loss	(149)	(67)	(254)	(57)
Other Corporate - foreign tax recovery	-	-	4	29
Other Corporate - tax rate differences/changes	23	(3)	18	(3)
Loss attributable to common shareholders	(150)	(73)	(225)	(33)

Adjusted earnings from Noverco reflected results from Noverco’s underlying gas and power distribution investments and the Company’s preferred share investment. The negative contribution for the second quarter reflected seasonality of the quarterly earnings profile. Acquired in mid-2012 and located in the northeast United States, the power business is subject to seasonality, similar to gas distribution operations, with the majority of its annual earnings earned during the colder months of the year.

Adjusted earnings from Noverco were higher for the six months ended June 30, 2013 compared with the first six months of 2012 due to stronger first quarter volumes and contributions from new power assets acquired mid-2012, as well as a small one-time gain on sale of an investment. Earnings contributions from Noverco during the second half of the year are expected to be lower in comparison to the first half of 2013.

Other Corporate adjusted loss increased in the first half of 2013 compared with the first half of 2012 due to higher preference share dividends paid as a result of an increase in the number of preference shares outstanding. Since the end of the second quarter of 2012, the Company has issued 90 million preference shares for gross proceeds of $2,261 million to provide capital for the Company’s current slate of growth projects (see Recent Developments – Corporate – Preference Share Issuances). Partially offsetting the increased loss were lower net Corporate segment finance costs and lower operating and administrative costs.

Corporate earnings/(loss) were impacted by the following adjusting items:

•                  Earnings/(loss) from Noverco for 2013 included changes in the unrealized fair value of derivative financial instruments.

•                  Earnings from Noverco for 2012 included an unfavourable equity earnings adjustment related to prior periods.

•                  The loss for each period included changes in the unrealized fair value gains and losses of derivative financial instruments related to forward foreign exchange risk management positions.

•                  The loss for 2013 and 2012 was reduced by recovery of taxes related to a historical foreign investment.

•                  The loss for each period was impacted by tax rate differences.

LIQUIDITY AND CAPITAL RESOURCES

The maintenance of financial strength and flexibility continues to be fundamental to Enbridge’s growth strategy, particularly in light of the record level of growth projects secured or under development. The Company actively manages financial plans and strategies to ensure it maintains sufficient liquidity to meet routine operating and future capital requirements. In the near term, the Company generally expects to utilize cash from operations and the issuance of debt, commercial paper and/or credit facility draws to fund liabilities as they become due, finance capital expenditures, fund debt retirements and pay common and preference share dividends. The Company also maintains a longer horizon funding plan which considers growth capital needs and identifies potential sources of debt and equity funding alternatives, including via its sponsored vehicles, with the objective of maintaining access to low cost capital.

The Company’s financing strategy includes optimization of the funding of its enterprise-wide slate of attractive growth projects utilizing its sponsored vehicles. During the first six months of 2013, several actions were announced to enhance liquidity at EEP during the next several years until its growth capital commitments are permanently funded:

•                  On May 8, 2013, Enbridge invested US$1.2 billion in preferred units issued by EEP. The preferred units, with a price per unit of $25 (par value), have a fixed yield of 7.5% with the rate to be reset every five years. Under the preferred units terms, quarterly cash distributions will not be payable in cash during the first eight quarters and will be added to the redemption value. Quarterly cash distributions will be payable beginning in the ninth quarter and deferred distributions are payable on the fifth anniversary or when redemption of the units takes place. The preferred units will be redeemable at EEP’s option on the five-year anniversary of the issuance and every fifth year thereafter, at par and including the deferred distribution. Earlier redemption is permitted under certain events including the ability to redeem the preferred units using the net proceeds from EEP’s equity issuances or from the sale of assets and from the issuance of debt, in equal amounts. In addition, on or after June 1, 2016, at Enbridge’s sole option, the preferred units can be converted into approximately 43.2 million common units of EEP.

•                  On June 28, 2013, EEP exercised the options to reduce its funding and associated economic interest in each of the Eastern Access and Lakehead System Mainline Expansion projects by 15% to 25%. EEP retains the option to increase its economic interest back up to 40% in the respective projects within one year of the final project in-service dates.

•                  Also on June 28, 2013, a wholly-owned subsidiary of Enbridge entered into an agreement with EEP and certain of its subsidiaries to purchase accounts receivable on a monthly basis through 2016, up to a maximum of US$350 million at any one point.

In accordance with its funding plan, the Company completed the following issuances to date in 2013:

•                 Corporate - $1,011 million in preference shares; $600 million in common shares; $700 million of medium-term notes;

•                  EEM - US$273 million in listed shares; and

•                  The Fund - $96 million in common units.

In addition, in June 2013, the Company received dividends of approximately $248 million from its investment in Noverco which resulted from Noverco’s sale of Enbridge shares via a secondary offering.

To ensure ongoing liquidity and to mitigate the risk of capital market disruption, Enbridge also has a significant amount of committed bank credit facilities which were further bolstered in the second quarter of 2013, as the Company increased its enterprise-wide general purpose credit facilities to $14.7 billion. Subsequent to quarter-end, the Company further increased its general purpose credit facilities by approximately $1.5 billion.

The Company’s net available liquidity of $11,316 million at June 30, 2013 was inclusive of approximately $300 million of unrestricted cash and cash equivalents, net of bank indebtedness. In addition to ensuring adequate liquidity, the Company actively manages its bank funding sources to optimize pricing and other terms. The following table provides details of the Company’s credit facilities at June 30, 2013 and December 31, 2012.

		June 30, 2013			December 31, 2012
	Maturity Dates[2]	Total Facilities	Draws[3]	Available	Total Facilities
(millions of Canadian dollars)
Liquids Pipelines	2014	300	26	274	300
Gas Distribution	2014	713	439	274	712
Sponsored Investments	2014-2017	3,759	572	3,187	3,162
Corporate	2014-2017	9,928	2,647	7,281	9,108
		14,700	3,684	11,016	13,282
Southern Lights project financing[1]	2014	1,556	1,485	71	1,484
Total credit facilities		16,256	5,169	11,087	14,766

1                  Total facilities inclusive of $62 million for debt service reserve letters of credit.

2                  Total facilities include $35 million in demand facilities with no specified maturity date.

3                  Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.

There are no material restrictions on the Company’s cash with the exception of restricted cash of $7 million related to Southern Lights project financing and cash in trust of $17 million for specific shipper commitments.

OPERATING ACTIVITIES

Cash provided by operating activities was $937 million and $1,730 million for the three and six months ended June 30, 2013, respectively, compared with $984 million and $1,632 million for the three and six months ended June 30, 2012. Cash provided by operating activities for both three and six months ended June 30, 2013 included a $248 million (2012 - $317 million) one-time dividend received on the Company’s investment in Noverco. In the second quarter of 2013, Noverco realized a substantial gain on the disposition of a portion of its investment in Enbridge shares and subsequently distributed the proceeds from this transaction to its shareholders, by way of dividend, on June 4, 2013.

The decline in cash flows provided by operating activities in the second quarter of 2013 was due to offsetting factors; the cash growth delivered by operations was offset by the decline in the Noverco dividend period-over-period as well as normal course changes in operating assets and liabilities.  The increase in cash provided by operations for the first half of 2013 primarily resulted from higher throughput on Canadian Mainline, increased contributions from Enbridge’s 50% interest in the Seaway Pipeline and new regional oil sands infrastructure, as well as stronger contributions from Energy Services. These favourable impacts for the first half of the year were partially offset by an unfavourable variance in changes in operating assets and liabilities of $412 million (2012 - unfavourable variance of $307 million). Operating assets and liabilities will fluctuate from time to time due to natural gas inventory and borrowing levels at EGD, which in turn are impacted by weather and commodity prices, as well as activity levels within the Company’s Energy Services businesses, among other things.

INVESTING ACTIVITIES

Cash used in investing activities for the three and six months ended June 30, 2013 was $1,949 million and $3,592 million, respectively, compared with $1,475 million and $2,403 million for the three and six months ended June 30, 2012. Cash used in investing activities included $3,056 million (2012 - $1,999 million) of additions to property, plant and equipment during the first half of 2013, primarily directed to the Company’s growth projects. Additionally, greater intangible asset additions of $111 million (2012 - $84 million), primarily software, and additional funding of various investments and joint ventures of $423 million (2012 - $91 million), primarily the Texas Express NGL System, Seaway Pipeline and Blackspring Ridge, also contributed to the increased cash usage for 2013.

FINANCING ACTIVITIES

Cash generated from financing activities for the three and six months ended June 30, 2013 was $731 million and $1,151 million, respectively, compared with $58 million and $721 million for the three and six months ended June 30, 2012. The increase in cash generated by financing activities for the first six months of 2013 was primarily due to lower repayment of debt compared with the repayments made in the first half of 2012. In the first half of 2013, the Company’s overall debt decreased by $140 million compared with a net decrease of $542 million for the comparative period. In the first half of 2013, net proceeds from issuance of common shares of $614 million (2012 - $409 million) and contributions, net of distributions, received primarily from third party investors in EEM and EEP of $52 million (2012 - $202 million net distributions) and from the Fund’s public unitholders of $55 million (2012 - $23 million net distributions) also contributed to an increase in cash generated from financing activities compared with the first half of 2012. The Company also raised net proceeds of $986 million from the issuance of preference shares in the six months ended June 30, 2013 compared with $1,418 million raised in the first half of 2012.

Participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of common shares with reinvested dividends. For the three months ended June 30, 2013, dividends declared were $259 million (2012 - $217 million), of which $173 million (2012 - $145 million) were paid in cash and reflected in financing activities. The remaining $86 million (2012 - $72 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the six months ended June 30, 2013, dividends declared were $513 million (2012 - $438 million), of which $337 million (2012 - $301 million) were paid in cash and reflected in financing activities. The remaining $176 million (2012 - $137 million) of dividends declared were reinvested pursuant to the plan and resulted in the issuance of common shares rather than a cash payment. For the three and six months ended June 30, 2013, 33% (2012 - 33%) and 34% (2012 - 31%), respectively, of total dividends declared were reinvested.

On July 31, 2013, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on September 1, 2013 to shareholders of record on August 15, 2013.

Common Shares[1]	$0.31500
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3[2]	$0.23840

1                  A portion of this common share dividend will not qualify for the enhanced dividend tax credit in Canada and accordingly, will not be designated as an “eligible dividend”. This is because certain of the funds being distributed to shareholders will be sourced from funds received in the form of dividends from Noverco, a private company investee of Enbridge. The remaining portion of the dividend will be designated as an “eligible dividend” for Canadian federal income tax purposes. The whole dividend of $0.315 per share will still be a “qualified dividend” for United States tax purposes.

2                  This first dividend declared for the Preference Shares, Series 3 includes accrued dividends from June 6, 2013, the date the shares were issued. The regular quarterly dividend of $0.25 per share will take effect on December 1, 2013. See Recent Developments – Corporate – Preference Share Issuances.

Capital Expenditure Commitments

At June 30, 2013, the Company had approximately $4,954 million in outstanding purchase commitments attributable to the construction of assets that are expected to be recorded as property, plant and equipment within the next five years.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

MARKET PRICE RISK

The Company’s earnings, cash flows and other comprehensive income (OCI) are subject to movements in foreign exchange rates, interest rates, commodity prices and the Company’s share price (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage the risks noted below.

Foreign Exchange Risk

The Company’s earnings, cash flows, and OCI are subject to foreign exchange rate variability, primarily arising from its United States dollar denominated investments and subsidiaries, and certain revenues denominated in United States dollars and certain expenses denominated in Euros. The Company has implemented a policy where it economically hedges a minimum level of foreign currency denominated earnings exposures identified over the next five year period. The Company may also hedge anticipated foreign currency denominated purchases or sales, foreign currency denominated debt, as well as certain equity investment balances and net investments in foreign denominated subsidiaries. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage variability in cash flows arising from its United States dollar investments and subsidiaries, and primarily non-qualifying derivative instruments to manage variability arising from certain revenues denominated in United States dollars.

Interest Rate Risk

The Company’s earnings and cash flows are exposed to short term interest rate variability due to the regular repricing of its variable rate debt, primarily commercial paper. Pay fixed-receive floating interest rate swaps and options are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate the impact of short-term interest rate volatility on interest expense through 2017 with an average swap rate of 2.2%.

The Company’s earnings and cash flows are also exposed to variability in longer term interest rates ahead of anticipated fixed rate debt issuances. Forward starting interest rate swaps are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate its exposure to long-term interest rate variability on select forecast term debt issuances through 2016. A total of $10,078 million of future fixed rate term debt issuances have been hedged at an average swap rate of 3.4%.

The Company also monitors its debt portfolio mix of fixed and variable rate debt instruments to maintain a consolidated portfolio of debt which stays within its Board of Directors approved policy limit band of a maximum of 25% floating rate debt as a percentage of total debt outstanding. The Company uses primarily qualifying derivative instruments to manage interest rate risk.

Commodity Price Risk

The Company’s earnings and cash flows are exposed to changes in commodity prices as a result of ownership interest in certain assets and investments, as well as through the activities of its energy services subsidiaries. These commodities include natural gas, crude oil, power and NGL. The Company employs financial derivative instruments to fix a portion of the variable price exposures that arise from physical transactions involving these commodities. The Company uses primarily non-qualifying derivative instruments to manage commodity price risk.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company’s share price. The Company has exposure to its own common share price through the issuance of various forms of stock-based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock-based compensation, restricted stock units. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage equity price risk.

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of derivative instruments on the Company’s consolidated earnings and consolidated comprehensive income.

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Amount of unrealized gains/(loss) recognized in OCI
Cash flow hedges
Foreign exchange contracts	33	(10)	47	9
Interest rate contracts	710	(369)	789	(189)
Commodity contracts	17	89	17	81
Other contracts	(3)	1	(1)	-
Net investment hedges
Foreign exchange contracts	(45)	(21)	(67)	(18)
	712	(310)	785	(117)
Amount of (gains)/loss reclassified from Accumulated other comprehensive income (AOCI) to earnings (effective portion)
Foreign exchange contracts[1]	(3)	(1)	(3)	(1)
Interest rate contracts[2]	33	10	46	24
Commodity contracts[3]	(4)	(5)	(4)	(3)
	26	4	39	20
Amount of (gains)/loss reclassified from AOCI to earnings (ineffective portion and amount excluded from effectiveness testing)
Interest rate contracts[2]	(15)	4	23	4
Commodity contracts[3]	(1)	(3)	(2)	(5)
	(16)	1	21	(1)
Amount of gains/(loss) from non-qualifying derivatives included in earnings
Foreign exchange contracts[1]	(508)	(76)	(701)	(61)
Interest rate contracts[2]	(1)	1	(5)	(1)
Commodity contracts[3]	157	(239)	104	(442)
Other contracts[4]	(2)	5	4	5
	(354)	(309)	(598)	(499)

1                  Reported within Transportation and other services revenues and Other Income in the Consolidated Statements of Earnings.

2                  Reported within Interest expense in the Consolidated Statements of Earnings.

3                  Reported within Transportation and other services revenues, Commodity costs and Operating and administrative expense in the Consolidated Statements of Earnings.

4                  Reported within Operating and administrative expense in the Consolidated Statements of Earnings.

LIQUIDITY RISK

Liquidity risk is the risk the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts cash requirements over a 12 month rolling time period to determine whether sufficient funds will be available. The Company’s primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and long-term debt, which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with securities regulators, which enables, subject to market conditions, ready access to either the Canadian or United States public capital markets. In addition, the Company maintains sufficient liquidity through committed credit facilities with a diversified group of banks and institutions which, if necessary, enables the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities at June 30, 2013. As a result, all credit facilities are available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facilities.

CREDIT RISK

Entering into derivative financial instruments may result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations. The Company enters into risk management transactions primarily with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits and contractual requirements, frequent assessment of counterparty credit ratings and netting arrangements.

The Company generally has a policy of entering into International Swaps and Derivatives Association, Inc. agreements, or other similar derivative agreements, with the majority of its derivative counterparties. These agreements provide for the net settlement of derivative instruments outstanding with specific counterparties in the event of bankruptcy or other significant credit event, and would reduce the Company’s credit risk exposure on derivative asset positions outstanding with these counterparties in these particular circumstances.

Credit risk also arises from trade and other long-term receivables, and is mitigated through credit exposure limits and contractual requirements, assessment of credit ratings and netting arrangements. Within Gas Distribution, credit risk is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers and, in select cases, has obtained additional security to minimize the risk of default on receivables. Generally, the Company classifies and provides for receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value.

FAIR VALUE MEASUREMENTS

The Company uses the most observable inputs available to estimate the fair value of its derivatives. When possible, the Company estimates the fair value of its derivatives based on quoted market prices. If quoted market prices are not available, the Company uses estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate the estimated fair value. These methods include discounted cash flows for forwards and swaps and Black-Scholes-Merton pricing models for options. Depending on the type of derivative and nature of the underlying risk, the Company uses observable market prices (interest, foreign exchange, commodity and share) and volatility as primary inputs to these valuation techniques. Finally, the Company considers its own credit default swap spread, as well as the credit default swap spreads associated with its counterparties, in its estimation of fair value.

CRITICAL ACCOUNTING ESTIMATES

ASSET RETIREMENT OBLIGATIONS

In May 2009, the NEB released a report on the financial issues associated with pipeline abandonment and established a goal for pipelines regulated under the NEB Act to begin collecting and setting aside funds to cover future abandonment costs no later than January 1, 2015. Since then, the NEB has issued revised “base case assumptions” based on feedback from member companies. Companies have the option to follow the base case assumptions or to submit pipeline specific applications.

On November 29, 2011, as required by the NEB, the Company filed its estimated abandonment costs for its regulated pipeline systems within Enbridge Pipelines Inc. and Enbridge Pipelines (NW) Inc. (Group 1 companies) and Enbridge Southern Lights GP Inc., Enbridge Bakken Pipeline Company Inc., Enbridge Pipelines (Westspur) Inc. and Vector Pipelines Limited Partnership (Group 2 companies). In the fourth quarter of 2012, the NEB held a hearing on the abandonment costs estimates for Group 1 companies and issued its decision on February 14, 2013. The outcome does not materially impact tolls. On February 28, 2013, Group 1 companies filed a proposed process and mechanism to set aside the funds for future abandonment costs and chose the trust as the appropriate set-aside mechanism to hold pipeline abandonment funds. On May 31, 2013, the Group 1 companies filed collection mechanism applications and the Group 2 companies filed both their set-aside and collection mechanism applications. Once the set aside and collection mechanism is approved by the NEB, both Group 1 and Group 2 companies can start to recover these costs from shippers through tolls in accordance with the NEB’s determination that abandonment costs are a legitimate cost of providing service and are recoverable upon NEB approval from users of the system. The collections are expected to begin in 2015.

All applications by the Company will require NEB approval. The specific toll impacts are uncertain at this time as the Company anticipates the NEB filings in mid-2013 will go to hearing prior to NEB approval.

Currently, for certain of the Company’s assets, there is insufficient data or information to reasonably determine the timing of settlement for estimating the fair value of the asset retirement obligation (ARO). In these cases, the ARO cost is considered indeterminate for accounting purposes, as there is no data or information that can be derived from past practice, industry practice or the estimated economic life of the asset.

CHANGES IN ACCOUNTING POLICIES

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company commenced reporting using U.S. GAAP as its primary basis of accounting effective January 1, 2012, including restatement of comparative periods. As a Securities and Exchange Commission registrant, the Company is permitted to use U.S. GAAP for purposes of meeting both its Canadian and United States continuous disclosure requirements.

ADOPTION OF NEW STANDARDS

Balance Sheet Offsetting

Effective January 1, 2013, the Company adopted Accounting Standards Update (ASU) 2011-11 and ASU 2013-01, which require enhanced disclosures on the effect or potential effect of netting arrangements on an entity’s financial position. As the adoption of these updates impacted disclosure only, there was no impact to the Company’s consolidated financial position for the current or prior periods presented.

Accumulated Other Comprehensive Income

Effective January 1, 2013, the Company adopted ASU 2013-02, which requires enhanced disclosures on amounts reclassified out of AOCI. As the adoption of this update impacted disclosure only, there was no impact to the Company’s consolidated financial statements for the current or prior periods presented.

FUTURE ACCOUNTING POLICY CHANGES

Obligations Resulting from Joint and Several Liability Arrangements

ASU 2013-04 was issued in February 2013 and provides both measurement and disclosure guidance for obligations with fixed amounts at a reporting date resulting from joint and several liability arrangements. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements. This accounting update is effective for annual and interim periods beginning after December 15, 2013 and is to be applied retrospectively.

Parent’s Accounting for the Cumulative Translation Adjustment

ASU 2013-05 was issued in March 2013 and provides guidance on the timing of release of the cumulative translation adjustment into net income when a disposition or ownership change occurs related to an investment in a foreign entity or a business within a foreign entity. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements. This accounting update is effective for annual and interim periods beginning after December 15, 2013 and is to be applied prospectively.

QUARTERLY FINANCIAL INFORMATION

	2013		2012[1]				2011[1]
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
(millions of Canadian dollars,
except per share amounts)
Revenues	7,847	8,017	7,172	5,786	5,716	6,625	7,308	6,275
Earnings attributable to common shareholders	42	250	146	187	8	261	155	(10)
Earnings per common share	0.05	0.32	0.19	0.24	0.01	0.34	0.21	(0.01)
Diluted earnings per common share	0.05	0.31	0.18	0.24	0.01	0.34	0.20	(0.01)
Dividends per common share	0.3150	0.3150	0.2825	0.2825	0.2825	0.2825	0.2450	0.2450
EGD - warmer/(colder) than normal weather	(2)	6	(1)	-	-	24	12	-
Changes in unrealized derivative fair value and intercompany foreign exchange (gains)/loss	246	207	81	93	252	110	(241)	242

1                  Revenues, Earnings attributable to common shareholders, Earnings per common share and Diluted earnings per common share for the 2012 and 2011 comparative periods have been revised. See Note 2 to the June 30, 2013 Consolidated Financial Statements.

Several factors impact comparability of the Company’s financial results on a quarterly basis, including, but not limited to, seasonality in the Company’s gas distribution businesses, fluctuations in market prices such as foreign exchange rates and commodity prices, disposals of investments or assets and the timing of in-service dates of new projects.

EGD and the Company’s other gas distribution businesses are subject to seasonal demand. A significant portion of gas distribution customers use natural gas for space heating; therefore, volumes delivered and resulting revenues and earnings typically increase during the winter months of the first and fourth quarters of any given year. Revenues generated by EGD and other gas distribution businesses also vary from quarter-to-quarter with fluctuations in the price of natural gas, although earnings remain neutral due to the pass through nature of these costs. Gas Distribution’s earnings for the fourth quarter of 2011 included an extraordinary charge totaling $262 million, after-tax, as a result of the discontinuance of rate-regulated accounting at EGNB and the related write-off of a deferred regulatory asset and certain capitalized operating costs.

The Company actively manages its exposure to market price risks including, but not limited to, commodity prices and foreign exchange rates. To the extent derivative instruments used to manage these risks are non-qualifying for the purposes of applying hedge accounting, changes in unrealized fair value gains and losses on these instruments will impact earnings.

In addition to the impacts of weather in EGD’s franchise area and unrealized gains and losses outlined above, significant items that impacted the quarterly earnings were as follows:

•                  Included in earnings are costs incurred in connection with the Line 37 crude oil release in the first quarter of 2013 of approximately $40 million after-tax and before insurance recoveries. Included in these costs are expenditures of approximately $19 million after-tax incurred to ensure long-term stability of Line 37 and other lines within the right-of-way.

•                  Included in earnings is the Company’s share of leak remediation costs associated with the Lines 6A, 6B and 14 crude oil releases. Remediation costs and lost revenues of $24 million and $6 million were recognized in the first quarter and second quarters of 2013; $2 million and $7 million in the second and third quarter of 2012; and $21 million and $6 million in the third and fourth quarters of 2011, respectively. Earnings also reflected insurance recoveries associated with the Line 6B crude oil release of $6 million in the second quarter of 2013, $24 million in the third quarter of 2012 and $13 million and $29 million in the third and fourth quarters of 2011, respectively.

•                  In the fourth quarter of 2012, the Company recorded an impairment charge of $166 million ($105 million after-tax) related to certain of its Offshore assets, predominantly located within the Stingray and Garden Banks corridors. Also included in the fourth quarter of 2012 was a $63 million after-tax gain on recognition of a regulatory asset related to other postretirement benefits within EGD.

•                  Fourth quarter earnings for 2012 and 2011 were also impacted by the impact of asset transfers between entities under common control of Enbridge, resulting in income taxes of $56 million and $98 million, respectively, incurred on the related capital gains.

Finally, the Company is in the midst of a substantial capital program and the timing of construction and completion of growth projects may impact the comparability of quarterly results. The Company’s capital expansion initiatives, including anticipated construction commencement and in-service dates, are described in Growth Projects – Commercially Secured Projects and Growth Projects – Other Projects Under Development.

NON-GAAP RECONCILIATIONS

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Earnings attributable to common shareholders	42	8	292	269
Adjusting items:
Liquids Pipelines
Canadian Mainline - changes in unrealized derivative fair value loss[1]	186	34	258	7
Canadian Mainline - Line 9 tolling adjustment	-	-	-	(6)
Regional Oil Sands System - leak remediation and long-term pipeline stabilization costs	40	-	40	-
Spearhead Pipeline - changes in unrealized derivative fair value gains[1]	-	(1)	-	(1)
Gas Distribution
EGD - warmer/(colder) than normal weather	(2)	-	4	24
EGD - tax rate changes	-	9	-	9
Gas Pipelines, Processing and Energy Services
Aux Sable - changes in unrealized derivative fair value gains[1]	-	(16)	-	(23)
Energy Services - changes in unrealized derivative fair value (gains)/loss[1]	(143)	172	(113)	326
Other - changes in unrealized derivative fair value loss[1]	56	3	56	3
Sponsored Investments
EEP - leak insurance recoveries	(6)	-	(6)	-
EEP - leak remediation costs	6	2	30	2
EEP - changes in unrealized derivative fair value gains[1]	(4)	(7)	(3)	(7)
EEP - tax rate differences/changes	3	-	3	-
EEP - NGL trucking and marketing investigation costs	-	-	-	1
Corporate
Noverco - changes in unrealized derivative fair value loss[1]	2	-	1	-
Noverco - equity earnings adjustment	-	-	-	12
Other Corporate - changes in unrealized derivative fair value loss[1]	149	67	254	57
Other Corporate - foreign tax recovery	-	-	(4)	(29)
Other Corporate - tax rate differences/changes	(23)	3	(18)	3
Adjusted earnings	306	274	794	647

1                  Changes in unrealized derivative fair value gains or loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

OUTSTANDING SHARE DATA1

Number
Preference Shares, Series A2	5,000,000
Preference Shares, Series B2,3	20,000,000
Preference Shares, Series D2,4	18,000,000
Preference Shares, Series F2,5	20,000,000
Preference Shares, Series H2,6	14,000,000
Preference Shares, Series J2,7	8,000,000
Preference Shares, Series L2,8	16,000,000
Preference Shares, Series N2,9	18,000,000
Preference Shares, Series P2,10	16,000,000
Preference Shares, Series R2,11	16,000,000
Preference Shares, Series 1[2,12]	16,000,000
Preference Shares, Series 3[2,13]	24,000,000
Common Shares - issued and outstanding (voting equity shares)	825,702,397
Stock Options - issued and outstanding (17,196,021 vested)	35,346,387

1                  Outstanding share data information is provided as at July 22, 2013.

2                  All preference shares are non-voting equity shares. Preference Shares, Series A may be redeemed any time at the Company’s option. For all other series of Preference Shares, the Company may at its option, redeem all or a portion of the outstanding Preference Shares for the Base Redemption Value per share plus all accrued and unpaid dividends on the Redemption Option Date and on every fifth anniversary thereafter.

3                  On June 1, 2017, and on June 1 every five years thereafter, the holders of Preference Shares, Series B will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series B into an equal number of Cumulative Redeemable Preference Shares, Series C.

4                  On March 1, 2018, and on March 1 every five years thereafter, the holders of Preference Shares, Series D will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series D into an equal number of Cumulative Redeemable Preference Shares, Series E.

5                  On June 1, 2018, and on June 1 every five years thereafter, the holders of Preference Shares, Series F will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series F into an equal number of Cumulative Redeemable Preference Shares, Series G.

6                  On September 1, 2018, and on September 1 every five years thereafter, the holders of Preference Shares, Series H will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series H into an equal number of Cumulative Redeemable Preference Shares, Series I.

7                  On June 1, 2017, and on June 1 every five years thereafter, the holders of Preference Shares, Series J will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series J into an equal number of Cumulative Redeemable Preference Shares, Series K.

8                  On September 1, 2017, and on September 1 every five years thereafter, the holders of Preference Shares, Series L will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series L into an equal number of Cumulative Redeemable Preference Shares, Series M.

9                  On December 1, 2018, and on December 1 every five years thereafter, the holders of Preference Shares, Series N will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series N into an equal number of Cumulative Redeemable Preference Shares, Series O.

10            On March 1, 2019, and on March 1 every five years thereafter, the holders of Preference Shares, Series P will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series P into an equal number of Cumulative Redeemable Preference Shares, Series Q.

11            On June 1, 2019 and on June 1 every five years thereafter, the holders of Preference Shares, Series R will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series R into an equal number of Cumulative Redeemable Preference Shares, Series S.

12            On June 1, 2018 and on June 1 every five years thereafter, the holders of Preference Shares, Series 1 will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series 1 into an equal number of Cumulative Redeemable Preference Shares, Series 2.

13            On September 1, 2019 and on September 1 every five years thereafter, the holders of Preference Shares, Series 3 will have the right to elect to convert (subject to certain provisions) any or all of their Preference Shares, Series 3 into an equal number of Cumulative Redeemable Preference Shares, Series 4.

ENBRIDGE INC.

CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

June 30, 2013

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	6,272	4,504	12,196	9,342
Gas distribution sales	394	328	1,285	1,095
Transportation and other services	1,181	884	2,383	1,904
	7,847	5,716	15,864	12,341
Expenses
Commodity costs	5,973	4,302	11,705	8,963
Gas distribution costs	212	141	878	700
Operating and administrative	796	681	1,460	1,313
Depreciation and amortization	334	310	656	610
Environmental costs, net of recoveries (Note 14)	56	23	239	26
	7,371	5,457	14,938	11,612
	476	259	926	729
Income from equity investments	64	43	165	89
Other income/(expense)	(169)	(31)	(217)	55
Interest expense	(204)	(213)	(459)	(430)
	167	58	415	443
Income taxes recovery/(expense) (Note 12)	(41)	18	(103)	(11)
Earnings	126	76	312	432
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(41)	(45)	62	(125)
Earnings attributable to Enbridge Inc.	85	31	374	307
Preference share dividends	(43)	(23)	(82)	(38)
Earnings attributable to Enbridge Inc. common shareholders	42	8	292	269

Earnings per common share attributable to Enbridge Inc. common shareholders (Note 8)	0.05	0.01	0.37	0.35

Diluted earnings per common share attributable to Enbridge Inc. common shareholders (Note 8)	0.05	0.01	0.36	0.35

See accompanying notes to the unaudited consolidated financial statements.

1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Earnings	126	76	312	432
Other comprehensive income/(loss), net of tax
Change in unrealized gains/(loss) on cash flow hedges	507	(288)	584	(128)
Change in unrealized loss on net investment hedges	(50)	(27)	(74)	(18)
Other comprehensive income/(loss) from equity investees	4	4	6	(1)
Reclassification to earnings of realized cash flow hedges	25	6	35	19
Reclassification to earnings of unrealized cash flow hedges	(13)	(3)	15	(1)
Reclassification to earnings of pension plans and other postretirement benefits (OPEB) amortization amounts	8	1	17	7
Change in foreign currency translation adjustment	342	161	529	33
Other comprehensive income/(loss)	823	(146)	1,112	(89)
Comprehensive income/(loss)	949	(70)	1,424	343
Comprehensive income attributable to noncontrolling interests and redeemable noncontrolling interests	(274)	(71)	(256)	(127)
Comprehensive income/(loss) attributable to Enbridge Inc.	675	(141)	1,168	216
Preference share dividends	(43)	(23)	(82)	(38)
Comprehensive income/(loss) attributable to Enbridge Inc. common shareholders	632	(164)	1,086	178

See accompanying notes to the unaudited consolidated financial statements.

2

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Six months ended June 30,
	2013	2012
(unaudited; millions of Canadian dollars, except per share amounts)
Preference shares (Note 8)
Balance at beginning of period	3,707	1,056
Preference shares issued	992	1,428
Balance at end of period	4,699	2,484
Common shares
Balance at beginning of period	4,732	3,969
Shares issued	586	388
Dividend reinvestment and share purchase plan	176	138
Shares issued on exercise of stock options	51	35
Balance at end of period	5,545	4,530
Additional paid-in capital
Balance at beginning of period	522	242
Stock-based compensation	19	17
Options exercised	(13)	(6)
Issuance of treasury stock	208	236
Dilution gains and other	4	(20)
Balance at end of period	740	469
Retained earnings
Balance at beginning of period	3,173	3,642
Earnings attributable to Enbridge Inc.	374	307
Preference share dividends	(82)	(38)
Common share dividends declared	(513)	(438)
Dividends paid to reciprocal shareholder	9	5
Redemption value adjustment attributable to redeemable noncontrolling interests	(37)	(78)
Balance at end of period	2,924	3,400
Accumulated other comprehensive loss (Note 9)
Balance at beginning of period	(1,762)	(1,496)
Other comprehensive income/(loss) attributable to Enbridge Inc. common shareholders	794	(91)
Balance at end of period	(968)	(1,587)
Reciprocal shareholding
Balance at beginning of period	(126)	(187)
Issuance of treasury stock	40	61
Balance at end of period	(86)	(126)
Total Enbridge Inc. shareholders’ equity	12,854	9,170
Noncontrolling interests
Balance at beginning of period	3,258	3,141
Earnings/(loss) attributable to noncontrolling interests	(51)	124
Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax
Change in unrealized gains/(loss) on cash flow hedges	132	(12)
Change in foreign currency translation adjustment	172	4
Reclassification to earnings of realized cash flow hedges	13	17
Reclassification to earnings of unrealized cash flow hedges	(2)	(4)
	315	5
Comprehensive income attributable to noncontrolling interests	264	129
Contributions	280	3
Distributions	(228)	(205)
Acquisitions	-	(25)
Other	9	(4)
Balance at end of period	3,583	3,039
Total equity	16,437	12,209

Dividends paid per common share	0.630	0.565

See accompanying notes to the unaudited consolidated financial statements.

3

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(unaudited; millions of Canadian dollars)
Operating activities
Earnings	126	76	312	432
Depreciation and amortization	334	310	656	610
Changes in unrealized loss on derivative instruments	358	330	606	531
Cash distributions in excess of equity earnings	242	337	211	387
Deferred income taxes (recovery)/expenses	70	(61)	71	(85)
Other	-	27	65	47
Changes in regulatory assets and liabilities	8	11	20	26
Changes in environmental liabilities, net of recoveries (Note 14)	40	(7)	201	(9)
Changes in operating assets and liabilities	(241)	(39)	(412)	(307)
	937	984	1,730	1,632

Investing activities
Additions to property, plant and equipment	(1,599)	(1,183)	(3,056)	(1,999)
Long-term investments	(295)	(38)	(423)	(91)
Additions to intangible assets	(60)	(36)	(111)	(84)
Acquisition	-	(214)	-	(221)
Affiliate loans, net	1	1	3	3
Changes in restricted cash	4	(5)	(5)	(11)
	(1,949)	(1,475)	(3,592)	(2,403)

Financing activities
Net change in bank indebtedness and short-term borrowings	358	66	146	(106)
Net change in commercial paper and credit facility draws	(250)	(697)	129	(917)
Net change in Southern Lights project financing	(5)	(14)	(5)	(19)
Debenture and term note issues	-	-	-	500
Debenture and term note repayments	(210)	-	(410)	-
Contributions from noncontrolling interests	5	1	280	3
Distributions to noncontrolling interests	(114)	(103)	(228)	(205)
Contributions from redeemable noncontrolling interests	-	-	91	-
Distributions to redeemable noncontrolling interests	(18)	(11)	(36)	(23)
Preference shares issued	587	592	986	1,418
Common shares issued	592	392	614	409
Preference share dividends	(41)	(19)	(79)	(34)
Common share dividends	(173)	(149)	(337)	(305)
	731	58	1,151	721
Effect of translation of foreign denominated cash and cash equivalents	12	6	12	(6)
Decrease in cash and cash equivalents	(269)	(427)	(699)	(56)
Cash and cash equivalents at beginning of period	1,346	1,094	1,776	723
Cash and cash equivalents at end of period	1,077	667	1,077	667

See accompanying notes to the unaudited consolidated financial statements.

4

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30, 2013	December 31, 2012
(unaudited; millions of Canadian dollars; number of shares in millions)
Assets
Current assets
Cash and cash equivalents	1,077	1,776
Restricted cash	24	19
Accounts receivable and other (Note 5)	4,408	4,014
Accounts receivable from affiliates	18	12
Inventory	906	779
	6,433	6,600
Property, plant and equipment, net	36,807	33,318
Long-term investments (Note 6)	3,812	3,175
Deferred amounts and other assets	2,635	2,461
Intangible assets, net	917	817
Goodwill	440	419
Deferred income taxes	24	10
	51,068	46,800
Liabilities and equity
Current liabilities
Bank indebtedness	777	479
Short-term borrowings	431	583
Accounts payable and other	5,041	5,052
Interest payable	203	196
Environmental liabilities	345	107
Current maturities of long-term debt	874	652
	7,671	7,069
Long-term debt	20,145	20,203
Other long-term liabilities	2,925	2,541
Deferred income taxes	2,807	2,483
	33,548	32,296
Contingencies (Note 14)
Redeemable noncontrolling interests	1,083	1,000
Equity
Share capital
Preference shares (Note 8)	4,699	3,707
Common shares (826 and 805 outstanding at June 30, 2013 and December 31, 2012, respectively)	5,545	4,732
Additional paid-in capital	740	522
Retained earnings	2,924	3,173
Accumulated other comprehensive loss (Note 9)	(968)	(1,762)
Reciprocal shareholding (Note 10)	(86)	(126)
Total Enbridge Inc. shareholders’ equity	12,854	10,246
Noncontrolling interests	3,583	3,258
	16,437	13,504
	51,068	46,800

See accompanying notes to the unaudited consolidated financial statements.

5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.          BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Enbridge Inc. (Enbridge or the Company) have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and Regulation S-X for interim consolidated financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements and should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2012. In the opinion of management, the interim consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, which management considers necessary to present fairly the Company’s financial position as at June 30, 2013 and results of operations and cash flows for the three and six months ended June 30, 2013 and 2012. These interim consolidated financial statements follow the same significant accounting policies as those included in the Company’s consolidated financial statements as at and for the year ended December 31, 2012, except for the adoption of new standards (Note 3). Amounts are stated in Canadian dollars unless otherwise noted.

The Company’s operations and earnings for interim periods can be affected by seasonal fluctuations within the gas distribution utility business, as well as other factors such as the supply of and demand for crude oil and natural gas.

2.          REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS

In connection with the preparation of the Company’s consolidated financial statements for the three months ended March 31, 2013, an error was identified in the manner in which the Company recorded deferred regulatory assets associated with the difference between depreciation expense calculated in accordance with U.S. GAAP and negotiated depreciation rates recovered in transportation tolls for certain of its regulated operations. Further, to the extent the deferred regulatory asset gave rise to temporary differences, an offsetting regulatory asset with respect to deferred income taxes was also recognized. In accordance with accounting guidance found in Accounting Standards Codification (ASC) 250-10 (Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 99, Materiality), the Company assessed the materiality of the error and concluded that it was not material to any of the Company’s previously issued consolidated financial statements. In accordance with guidance found in ASC 250-10 (SEC Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), the Company will revise its comparative consolidated financial statements to correct the effect of this matter. This non-cash revision does not impact cash flows for any prior period.

The following tables present the effect of this correction on individual line items within the Company’s Consolidated Statements of Earnings and Consolidated Statements of Financial Position. The effects which flow through to the individual line items of Earnings, Depreciation and amortization, Cash distributions in excess of equity earnings, Deferred income taxes, Changes in regulatory assets and liabilities and Changes in operating assets and liabilities of the Consolidated Statements of Cash Flows are not significant and have no net effect on the Company’s cash flows from operating activities.

6

	Three months ended June 30, 2012			Three months ended June 30, 2011
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
(unaudited; millions of Canadian dollars, except per share amounts)
Transportation and other services revenues	886	(2)	884	1,063	(3)	1,060
Depreciation and amortization	300	10	310	274	10	284
Income from equity investments	34	9	43	54	6	60
Income taxes recovery/(expense)	18	-	18	(144)	1	(143)
Earnings	79	(3)	76	400	(6)	394
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(45)	-	(45)	(96)	1	(95)
Earnings attributable to Enbridge Inc.	34	(3)	31	304	(5)	299
Earnings attributable to Enbridge Inc. common shareholders	11	(3)	8	302	(5)	297
Earnings per common share attributable to Enbridge Inc. common shareholders	0.01	-	0.01	0.40	(0.01)	0.39
Diluted earnings per common share attributable to Enbridge Inc. common shareholders	0.01	-	0.01	0.40	(0.01)	0.39

	Six months ended June 30, 2012			Six months ended June 30, 2011
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
(unaudited; millions of Canadian dollars, except per share amounts)
Transportation and other services revenues	1,908	(4)	1,904	2,102	(5)	2,097
Depreciation and amortization	590	20	610	551	21	572
Income from equity investments	72	17	89	109	12	121
Income taxes expense	(12)	1	(11)	(247)	3	(244)
Earnings	438	(6)	432	833	(11)	822
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(125)	-	(125)	(163)	1	(162)
Earnings attributable to Enbridge Inc.	313	(6)	307	670	(10)	660
Earnings attributable to Enbridge Inc. common shareholders	275	(6)	269	666	(10)	656
Earnings per common share attributable to Enbridge Inc. common shareholders	0.36	(0.01)	0.35	0.89	(0.02)	0.87
Diluted earnings per common share attributable to Enbridge Inc. common shareholders	0.35	-	0.35	0.88	(0.02)	0.86

7

	Three months ended September 30, 2012			Three months ended September 30, 2011
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
(unaudited; millions of Canadian dollars, except per share amounts)
Transportation and other services revenues	910	(2)	908	888	(2)	886
Depreciation and amortization	293	8	301	272	10	282
Income from equity investments	32	8	40	31	6	37
Income taxes recovery/(expense)	(2)	-	(2)	24	1	25
Earnings	328	(2)	326	58	(5)	53
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(108)	-	(108)	(62)	-	(62)
Earnings attributable to Enbridge Inc.	220	(2)	218	(4)	(5)	(9)
Earnings attributable to Enbridge Inc. common shareholders	189	(2)	187	(5)	(5)	(10)
Earnings per common share attributable to Enbridge Inc. common shareholders	0.24	-	0.24	(0.01)	-	(0.01)
Diluted earnings per common share attributable to Enbridge Inc. common shareholders	0.24	-	0.24	(0.01)	-	(0.01)

	Nine months ended September 30, 2012			Nine months ended September 30, 2011
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
(unaudited; millions of Canadian dollars, except per share amounts)
Transportation and other services revenues	2,818	(6)	2,812	2,990	(7)	2,983
Depreciation and amortization	883	28	911	823	31	854
Income from equity investments	104	25	129	140	18	158
Income taxes expense	(14)	1	(13)	(223)	4	(219)
Earnings	766	(8)	758	891	(16)	875
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(233)	-	(233)	(225)	1	(224)
Earnings attributable to Enbridge Inc.	533	(8)	525	666	(15)	651
Earnings attributable to Enbridge Inc. common shareholders	464	(8)	456	661	(15)	646
Earnings per common share attributable to Enbridge Inc. common shareholders	0.60	(0.01)	0.59	0.88	(0.02)	0.86
Diluted earnings per common share attributable to Enbridge Inc. common shareholders	0.59	-	0.59	0.87	(0.02)	0.85

8

	Year ended December 31, 2012			Year ended December 31, 2011
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
(unaudited; millions of Canadian dollars, except per share amounts)
Transportation and other services revenues	4,295	(7)	4,288	4,536	(8)	4,528
Depreciation and amortization	1,206	36	1,242	1,112	42	1,154
Income from equity investments	160	35	195	210	23	233
Income taxes expense	(128)	1	(127)	(526)	6	(520)
Earnings	943	(7)	936	1,242	(21)	1,221
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(228)	(1)	(229)	(409)	2	(407)
Earnings attributable to Enbridge Inc.	715	(8)	707	833	(19)	814
Earnings attributable to Enbridge Inc. common shareholders	610	(8)	602	820	(19)	801
Earnings per common share attributable to Enbridge Inc. common shareholders	0.79	(0.01)	0.78	1.09	(0.02)	1.07
Diluted earnings per common share attributable to Enbridge Inc. common shareholders	0.78	(0.01)	0.77	1.08	(0.03)	1.05

	Year ended December 31, 2010
	As Previously Reported	Adjustment	As Revised
(unaudited; millions of Canadian dollars, except per share amounts)
Transportation and other services revenues	3,843	(4)	3,839
Depreciation and amortization	1,017	22	1,039
Income from equity investments	228	4	232
Income taxes expense	(227)	4	(223)
Earnings	781	(18)	763
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	170	4	174
Earnings attributable to Enbridge Inc.	951	(14)	937
Earnings attributable to Enbridge Inc. common shareholders	944	(14)	930
Earnings per common share attributable to Enbridge Inc. common shareholders	1.27	(0.01)	1.26
Diluted earnings per common share attributable to Enbridge Inc. common shareholders	1.26	(0.02)	1.24

	As at December 31, 2012			As at December 31, 2011
	As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
(unaudited; millions of Canadian dollars)
Long-term investments	3,386	(211)	3,175	3,081	(248)	2,833
Deferred amounts and other assets	2,622	(161)	2,461	2,500	(116)	2,384
Deferred income tax liabilities	2,601	(118)	2,483	2,615	(116)	2,499
Retained earnings	3,464	(291)	3,173	3,926	(284)	3,642
Accumulated other comprehensive loss	(1,799)	37	(1,762)	(1,532)	36	(1,496)

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3.          SIGNIFICANT ACCOUNTING POLICIES

ADOPTION OF NEW STANDARDS

Balance Sheet Offsetting

Effective January 1, 2013, the Company adopted Accounting Standards Update (ASU) 2011-11 and ASU 2013-01, which require enhanced disclosures on the effect or potential effect of netting arrangements on an entity’s financial position. As the adoption of these updates impacted disclosure only, there was no impact to the Company’s consolidated financial position for the current or prior periods presented.

Accumulated Other Comprehensive Income

Effective January 1, 2013, the Company adopted ASU 2013-02, which requires enhanced disclosures on amounts reclassified out of Accumulated other comprehensive income/(loss) (AOCI). As the adoption of this update impacted disclosure only, there was no impact to the Company’s consolidated financial statements for the current or prior periods presented.

FUTURE ACCOUNTING POLICY CHANGES

Obligations Resulting from Joint and Several Liability Arrangements

ASU 2013-04 was issued in February 2013 and provides both measurement and disclosure guidance for obligations with fixed amounts at a reporting date resulting from joint and several liability arrangements. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements. This accounting update is effective for annual and interim periods beginning after December 15, 2013 and is to be applied retrospectively.

Parent’s Accounting for the Cumulative Translation Adjustment

ASU 2013-05 was issued in March 2013 and provides guidance on the timing of release of the cumulative translation adjustment into net income when a disposition or ownership change occurs related to an investment in a foreign entity or a business within a foreign entity. The adoption of the pronouncement is not anticipated to have a material impact on the Company’s consolidated financial statements. This accounting update is effective for annual and interim periods beginning after December 15, 2013 and is to be applied prospectively.

4.          SEGMENTED INFORMATION

Three months ended June 30, 2013	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate [1]	Consolidated
(millions of Canadian dollars)
Revenues	323	495	5,252	1,777	-	7,847
Commodity and gas distribution costs	-	(212)	(4,866)	(1,107)	-	(6,185)
Operating and administrative	(252)	(135)	(120)	(282)	(7)	(796)
Depreciation and amortization	(103)	(79)	(16)	(131)	(5)	(334)
Environmental costs, net of recoveries	(51)	-	-	(5)	-	(56)
	(83)	69	250	252	(12)	476
Income/(loss) from equity investments	36	-	31	14	(17)	64
Other income/(expense)	10	1	5	7	(192)	(169)
Interest income/(expense)	(73)	(38)	(20)	(98)	25	(204)
Income taxes recovery/(expense)	44	(5)	(106)	(63)	89	(41)
Earnings/(loss)	(66)	27	160	112	(107)	126
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	(40)	-	(41)
Preference share dividends	-	-	-	-	(43)	(43)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	(67)	27	160	72	(150)	42
Additions to property, plant and equipment	863	118	128	485	5	1,599

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Three months ended June 30, 2012	Liquids Pipelines[2]	Gas Distribution	Gas Pipelines, Processing and Energy Services[2,3]	Sponsored Investments[2]	Corporate[1,3]	Consolidated
(millions of Canadian dollars)
Revenues	525	429	3,242	1,520	-	5,716
Commodity and gas distribution costs	-	(140)	(3,405)	(898)	-	(4,443)
Operating and administrative	(243)	(129)	(41)	(259)	(9)	(681)
Depreciation and amortization	(97)	(84)	(18)	(108)	(3)	(310)
Environmental costs, net of recoveries	-	-	-	(23)	-	(23)
	185	76	(222)	232	(12)	259
Income/(loss) from equity investments	6	-	35	12	(10)	43
Other income/(expense)	13	4	9	8	(65)	(31)
Interest income/(expense)	(66)	(40)	(13)	(96)	2	(213)
Income taxes recovery/(expense)	(29)	(20)	79	(47)	35	18
Earnings/(loss)	109	20	(112)	109	(50)	76
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(1)	-	-	(44)	-	(45)
Preference share dividends	-	-	-	-	(23)	(23)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	108	20	(112)	65	(73)	8
Additions to property, plant and equipment	482	111	208	389	(7)	1,183

Six months ended June 30, 2013	Liquids Pipelines	Gas Distribution	Gas Pipelines, Processing and Energy Services	Sponsored Investments	Corporate[1]	Consolidated
(millions of Canadian dollars)
Revenues	867	1,561	9,895	3,541	-	15,864
Commodity and gas distribution costs	-	(878)	(9,434)	(2,271)	-	(12,583)
Operating and administrative	(490)	(269)	(161)	(542)	2	(1,460)
Depreciation and amortization	(203)	(158)	(31)	(255)	(9)	(656)
Environmental costs, net of recoveries	(51)	-	-	(188)	-	(239)
	123	256	269	285	(7)	926
Income from equity investments	61	-	64	27	13	165
Other income/(expense)	20	2	20	4	(263)	(217)
Interest expense	(144)	(78)	(38)	(191)	(8)	(459)
Income taxes recovery/(expense)	22	(46)	(126)	(75)	122	(103)
Earnings/(loss)	82	134	189	50	(143)	312
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(2)	-	-	64	-	62
Preference share dividends	-	-	-	-	(82)	(82)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	80	134	189	114	(225)	292
Additions to property, plant and equipment	1,630	221	266	930	9	3,056

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Six months ended June 30, 2012	Liquids Pipelines[2]	Gas Distribution	Gas Pipelines, Processing and Energy Services[2,3]	Sponsored Investments[2]	Corporate[1,3]	Consolidated
(millions of Canadian dollars)
Revenues	1,119	1,346	6,528	3,348	-	12,341
Commodity and gas distribution costs	-	(700)	(6,862)	(2,101)	-	(9,663)
Operating and administrative	(455)	(256)	(76)	(519)	(7)	(1,313)
Depreciation and amortization	(191)	(167)	(33)	(213)	(6)	(610)
Environmental costs, net of recoveries	-	-	-	(26)	-	(26)
	473	223	(443)	489	(13)	729
Income/(loss) from equity investments	7	-	71	27	(16)	89
Other income/(expense)	17	(1)	22	23	(6)	55
Interest expense	(128)	(81)	(24)	(194)	(3)	(430)
Income taxes recovery/(expense)	(76)	(43)	157	(92)	43	(11)
Earnings/(loss)	293	98	(217)	253	5	432
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(2)	-	(1)	(122)	-	(125)
Preference share dividends	-	-	-	-	(38)	(38)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	291	98	(218)	131	(33)	269
Additions to property, plant and equipment	783	205	372	645	(6)	1,999

1           Included within the Corporate segment was Interest income of $101 million and $193 million for the three and six months ended June 30, 2013, respectively, (2012 - $86 million and $164 million, respectively) charged to other operating segments.

2            In December 2012, certain crude oil storage and renewable energy assets were transferred to Enbridge Income Fund within the Sponsored Investments segment. Earnings from the assets for the three and six months ended June 30, 2012 of $9 million and $18 million, respectively, have not been reclassified among segments for presentation purposes.

3            Due to a change in organizational structure, effective January 1, 2013, a loss of $3 million and additions to property, plant and equipment of $42 million and $58 million for the three and six months ended June 30, 2013, respectively, were reclassified from the Corporate segment to the Gas Pipelines, Processing and Energy Services segment.

TOTAL ASSETS

	June 30, 2013	December 31, 2012
(millions of Canadian dollars)
Liquids Pipelines	17,435	15,124
Gas Distribution	7,248	7,416
Gas Pipelines, Processing and Energy Services[1]	6,270	5,349
Sponsored Investments	16,992	15,648
Corporate[1]	3,123	3,263
	51,068	46,800

1            At December 31, 2012, total assets of $342 million were reclassified from the Corporate segment to the Gas Pipelines, Processing and Energy Services segment as a result of a change in organizational structure.

5.          ACCOUNTS RECEIVABLE AND OTHER

In June 2013, pursuant to a Receivables Purchase Agreement (the Receivables Agreement), certain trade and accrued receivables (the Receivables) have been sold by certain of Enbridge Energy Partners, L.P.’s (EEP) subsidiaries to a wholly-owned special purpose entity (SPE). The Receivables owned by the SPE are not available to Enbridge except through its 100% ownership in such SPE. In addition to the sale completed in June 2013, the Receivables Agreement provides for subsequent purchases to occur on a monthly basis through to December 2016; however, the accumulated purchases net of collections cannot exceed US$350 million at any one point. As at June 30, 2013, the value of trade and accrued receivables owned by the SPE totaled $217 million.

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6.          LONG-TERM INVESTMENTS

On April 5, 2013 the Company invested $107 million to acquire a 50% interest in Blackspring Ridge Wind Project (Blackspring Ridge), a wind energy project. The project is currently in the late stage of development. The Company’s interest in Blackspring Ridge is accounted for as a long-term equity investment and is included in the Gas Pipelines, Processing and Energy Services segment.

7.          CREDIT FACILITIES

June 30, 2013	Maturity Dates[2]	Total Facilities	Draws[3]	Available
(millions of Canadian dollars)
Liquids Pipelines	2014	300	26	274
Gas Distribution	2014	713	439	274
Sponsored Investments	2014-2017	3,759	572	3,187
Corporate	2014-2017	9,928	2,647	7,281
		14,700	3,684	11,016
Southern Lights project financing[1]	2014	1,556	1,485	71
Total credit facilities		16,256	5,169	11,087

1            Total facilities inclusive of $62 million for debt service reserve letters of credit.

2            Total facilities include $35 million in demand facilities with no maturity date.

3            Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.

Credit facilities carry a weighted average standby fee of 0.2% per annum on the unused portion and draws bear interest at market rates. Certain credit facilities serve as a back-stop to the commercial paper programs and the Company has the option to extend the facilities, which are currently set to mature from 2014 to 2017.

Commercial paper and credit facility draws, net of short-term borrowings, of $3,129 million (December 31, 2012 - $2,925 million) are supported by the availability of long-term committed credit facilities and therefore have been classified as long-term debt.

8.          SHARE CAPITAL

PREFERENCE SHARES

	June 30, 2013		December 31, 2012
	Number of Shares	Amount	Number of Shares	Amount
(millions of Canadian dollars; number of preference shares in millions)
Preference Shares, Series A	5	125	5	125
Preference Shares, Series B	20	500	20	500
Preference Shares, Series D	18	450	18	450
Preference Shares, Series F	20	500	20	500
Preference Shares, Series H	14	350	14	350
Preference Shares, Series J	8	199	8	199
Preference Shares, Series L	16	411	16	411
Preference Shares, Series N	18	450	18	450
Preference Shares, Series P	16	400	16	400
Preference Shares, Series R	16	400	16	400
Preference Shares, Series 1	16	411	-	-
Preference Shares, Series 3	24	600	-	-
Issuance costs		(97)		(78)
Balance at end of period		4,699		3,707

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Characteristics of the preference shares are as follows:

	Initial Yield	Dividend	[1]	Per Share Base Redemption Value[2]	Redemption and Conversion Option Date[2,3]	Right to Convert Into[3,4]
(Canadian dollars unless otherwise stated)
Preference Shares, Series A	5.5%	$1.375		$25	-	-
Preference Shares, Series B	4.0%	$1.000		$25	June 1, 2017	Series C
Preference Shares, Series D	4.0%	$1.000		$25	March 1, 2018	Series E
Preference Shares, Series F	4.0%	$1.000		$25	June 1, 2018	Series G
Preference Shares, Series H	4.0%	$1.000		$25	September 1, 2018	Series I
Preference Shares, Series J	4.0%	US$1.000		US$25	June 1, 2017	Series K
Preference Shares, Series L	4.0%	US$1.000		US$25	September 1, 2017	Series M
Preference Shares, Series N	4.0%	$1.000		$25	December 1, 2018	Series O
Preference Shares, Series P	4.0%	$1.000		$25	March 1, 2019	Series Q
Preference Shares, Series R	4.0%	$1.000		$25	June 1, 2019	Series S
Preference Shares, Series 1	4.0%	US$1.000		US$25	June 1, 2018	Series 2
Preference Shares, Series 3[5]	4.0%	$1.000		$25	September 1, 2019	Series 4

1            The holder is entitled to receive a fixed, cumulative, quarterly preferential dividend per year, as declared by the Board of Directors of the Company.

2            Preference Shares, Series A may be redeemed any time at the Company’s option. For all other series of Preference Shares, the Company may at its option, redeem all or a portion of the outstanding Preference Shares for the Base Redemption Value per share plus all accrued and unpaid dividends on the Redemption Option Date and on every fifth anniversary thereafter.

3            The holder will have the right, subject to certain conditions, to convert their shares into Cumulative Redeemable Preference Shares of a specified series on the Conversion Option Date and every fifth anniversary thereafter.

4            Holders will be entitled to receive quarterly floating rate cumulative dividends per share at a rate equal to: $25 x (number of days in quarter/365) x (90-day Government of Canada treasury bill rate + 2.4% (Series C), 2.4% (Series E), 2.5% (Series G), 2.1% (Series I), 2.7% (Series O), 2.5% (Series Q), 2.5% (Series S) or 2.4% (Series 4)); or US$25 x (number of days in quarter/365) x (90-day United States Government treasury bill rate + 3.1% (Series K), 3.2% (Series M) or 3.1% (Series 2)).

5            A cash dividend of $0.2384 per share will be payable on September 1, 2013 to Series 3 shareholders. The regular quarterly dividend of $0.25 per share will begin in the fourth quarter of 2013.

EARNINGS PER COMMON SHARE

Earnings per common share is calculated by dividing earnings applicable to common shareholders by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding has been reduced by the Company’s pro-rata weighted average interest in its own common shares of 16 million and 17 million (2012 - 18 million and 22 million) for the three and six months ended June 30, 2013, resulting from the Company’s reciprocal investment in Noverco Inc. (Noverco).

The treasury stock method is used to determine the dilutive impact of stock options. This method assumes any proceeds from the exercise of stock options would be used to purchase common shares at the average market price during the period.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(number of shares in millions)
Weighted average shares outstanding	806	770	797	763
Effect of dilutive options	11	13	12	12
Diluted weighted average shares outstanding	817	783	809	775

For both the three and six months ended June 30, 2013, 6,353,550 anti-dilutive stock options (2012 - nil for both the three and six months ended June 30) with a weighted average exercise price of $44.85 were excluded from the diluted earnings per common share calculation.

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9.          COMPONENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS

Changes in AOCI attributable to Enbridge common shareholders for the six months ended June 30, 2013 and 2012 are as follows:

	Cash Flow Hedges	Net Investment Hedges	Cumulative Translation Adjustment	Equity Investees	Pension and OPEB Amortization Adjustment	Total
(millions of Canadian dollars)
Balance at January 1, 2013	(621)	474	(1,265)	(26)	(324)	(1,762)
Other comprehensive income/(loss) retained in AOCI	609	(86)	357	6	-	886
Other comprehensive (income)/loss reclassified to earnings
Interest rate contracts[1]	53	-	-	-	-	53
Commodity contracts[2]	(1)	-	-	-	-	(1)
Foreign exchange contracts[3]	(3)	-	-	-	-	(3)
Amortization of pension and OPEB actuarial loss[4]	-	-	-	-	23	23
	658	(86)	357	6	23	958
Tax impact
Income tax on amounts retained in AOCI	(160)	12	-	-	-	(148)
Income tax on amounts reclassified to earnings	(10)	-	-	-	(6)	(16)
	(170)	12	-	-	(6)	(164)
Balance at June 30, 2013	(133)	400	(908)	(20)	(307)	(968)

	Cash Flow Hedges	Net Investment Hedges	Cumulative Translation Adjustment	Equity Investees	Pension and OPEB Amortization Adjustment	Total
(millions of Canadian dollars)
Balance at January 1, 2012	(476)	461	(1,167)	(28)	(286)	(1,496)
Other comprehensive income/(loss) retained in AOCI	(136)	(21)	29	4	-	(124)
Other comprehensive (income)/loss reclassified to earnings
Interest rate contracts[1]	14	-	-	-	-	14
Commodity contracts[2]	(14)	-	-	-	-	(14)
Foreign exchange contracts[3]	(1)	-	-	-	-	(1)
Amortization of pension and OPEB actuarial loss[4]	-	-	-	-	9	9
	(137)	(21)	29	4	9	(116)
Tax impact
Income tax on amounts retained in AOCI	29	3	-	(5)	-	27
Income tax on amounts reclassified to earnings	-	-	-	-	(2)	(2)
	29	3	-	(5)	(2)	25
Balance at June 30, 2012	(584)	443	(1,138)	(29)	(279)	(1,587)

1            Reported within Interest expense in the Consolidated Statements of Earnings.

2            Reported within Commodity costs in the Consolidated Statements of Earnings.

3           Reported within Other income in the Consolidated Statements of Earnings.

4            These components are included in the computation of net periodic pension costs and are reported within Operating and administrative expense in the Consolidated Statements of Earnings.

10.       RECIPROCAL SHAREHOLDING

At December 31, 2012, Noverco owned an approximate 6.0% reciprocal shareholding in the common shares of the Company. On May 28, 2013, Noverco sold 15 million Enbridge common shares through a secondary offering, thereby reducing the Company’s reciprocal shareholding to approximately 3.9% and resulting in an increase in equity. Enbridge’s share of the net after-tax proceeds of approximately $248 million was received as dividends from Noverco on June 4, 2013.

15

11.       RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

MARKET PRICE RISK

The Company’s earnings, cash flows and other comprehensive income (OCI) are subject to movements in foreign exchange rates, interest rates, commodity prices and the Company’s share price (collectively, market price risk). Formal risk management policies, processes and systems have been designed to mitigate these risks.

The following summarizes the types of market price risks to which the Company is exposed and the risk management instruments used to mitigate them. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage the risks noted below.

Foreign Exchange Risk

The Company’s earnings, cash flows, and OCI are subject to foreign exchange rate variability, primarily arising from its United States dollar denominated investments and subsidiaries, and certain revenues denominated in United States dollars and certain expenses denominated in Euros. The Company has implemented a policy where it economically hedges a minimum level of foreign currency denominated earnings exposures identified over the next five year period. The Company may also hedge anticipated foreign currency denominated purchases or sales, foreign currency denominated debt, as well as certain equity investment balances and net investments in foreign denominated subsidiaries. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage variability in cash flows arising from its United States dollar investments and subsidiaries, and primarily non-qualifying derivative instruments to manage variability arising from certain revenues denominated in United States dollars.

Interest Rate Risk

The Company’s earnings and cash flows are exposed to short term interest rate variability due to the regular repricing of its variable rate debt, primarily commercial paper. Pay fixed-receive floating interest rate swaps and options are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate the impact of short-term interest rate volatility on interest expense through 2017 with an average swap rate of 2.2%.

The Company’s earnings and cash flows are also exposed to variability in longer term interest rates ahead of anticipated fixed rate debt issuances. Forward starting interest rate swaps are used to hedge against the effect of future interest rate movements. The Company has implemented a program to significantly mitigate its exposure to long-term interest rate variability on select forecast term debt issuances through 2016. A total of $10,078 million of future fixed rate term debt issuances have been hedged at an average swap rate of 3.4%.

The Company also monitors its debt portfolio mix of fixed and variable rate debt instruments to maintain a consolidated portfolio of debt which stays within its Board of Directors approved policy limit band of a maximum of 25% floating rate debt as a percentage of total debt outstanding. The Company uses primarily qualifying derivative instruments to manage interest rate risk.

Commodity Price Risk

The Company’s earnings and cash flows are exposed to changes in commodity prices as a result of ownership interest in certain assets and investments, as well as through the activities of its energy services subsidiaries. These commodities include natural gas, crude oil, power and natural gas liquids (NGL). The Company employs financial derivative instruments to fix a portion of the variable price exposures that arise from physical transactions involving these commodities. The Company uses primarily non-qualifying derivative instruments to manage commodity price risk.

Equity Price Risk

Equity price risk is the risk of earnings fluctuations due to changes in the Company’s share price. The Company has exposure to its own common share price through the issuance of various forms of stock-based compensation, which affect earnings through revaluation of the outstanding units every period. The Company uses equity derivatives to manage the earnings volatility derived from one form of stock-based compensation, restricted stock units. The Company uses a combination of qualifying and non-qualifying derivative instruments to manage equity price risk.

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TOTAL DERIVATIVE INSTRUMENTS

The following table summarizes the balance sheet location and carrying value of the Company’s derivative instruments. The Company did not have any outstanding fair value hedges at June 30, 2013 or December 31, 2012.

The Company generally has a policy of entering into individual International Swaps and Derivatives Association, Inc. (ISDA) agreements, or other similar derivative agreements, with the majority of its derivative counterparties. These agreements provide for the net settlement of derivative instruments outstanding with specific counterparties in the event of bankruptcy or other significant credit event, and would reduce the Company’s credit risk exposure on derivative asset positions outstanding with the counterparties in these particular circumstances. The following table also summarizes the maximum potential settlement in the event of these specific circumstances. All amounts are presented gross in the Consolidated Statements of Financial Position.

June 30, 2013	Derivative Instruments Used as Cash Flow Hedges	Derivative Instruments Used as Net Investment Hedges	Non- Qualifying Derivative Instruments	Total Gross Derivative Instruments as Presented	Amounts Available for Offset	Total Net Derivative Instruments
(millions of Canadian dollars)
Accounts receivable and other
Foreign exchange contracts	13	13	73	99	(63)	36
Interest rate contracts	69	-	10	79	(10)	69
Commodity contracts	14	-	208	222	(91)	131
Other contracts	2	-	9	11	-	11
	98	13	300	411	(164)	247
Deferred amounts and other assets
Foreign exchange contracts	8	39	48	95	(75)	20
Interest rate contracts	285	-	5	290	(41)	249
Commodity contracts	11	-	63	74	(37)	37
Other contracts	2	-	2	4	-	4
	306	39	118	463	(153)	310
Accounts payable and other
Foreign exchange contracts	(2)	-	(99)	(101)	63	(38)
Interest rate contracts	(366)	-	(7)	(373)	20	(353)
Commodity contracts	(6)	-	(187)	(193)	91	(102)
	(374)	-	(293)	(667)	174	(493)
Other long-term liabilities
Foreign exchange contracts	(6)	(29)	(411)	(446)	75	(371)
Interest rate contracts	(101)	-	(7)	(108)	31	(77)
Commodity contracts	(1)	-	(483)	(484)	37	(447)
	(108)	(29)	(901)	(1,038)	143	(895)
Total net derivative asset/(liability)
Foreign exchange contracts	13	23	(389)	(353)	-	(353)
Interest rate contracts	(113)	-	1	(112)	-	(112)
Commodity contracts	18	-	(399)	(381)	-	(381)
Other contracts	4	-	11	15	-	15
	(78)	23	(776)	(831)	-	(831)

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December 31, 2012	Derivative Instruments Used as Cash Flow Hedges	Derivative Instruments Used as Net Investment Hedges	Non- Qualifying Derivative Instruments	Total Gross Derivative Instruments as Presented	Amounts Available for Offset	Total Net Derivative Instruments
(millions of Canadian dollars)
Accounts receivable and other
Foreign exchange contracts	4	16	210	230	(101)	129
Interest rate contracts	7	-	9	16	(9)	7
Commodity contracts	9	-	119	128	(28)	100
Other contracts	3	-	6	9	-	9
	23	16	344	383	(138)	245
Deferred amounts and other assets
Foreign exchange contracts	11	79	225	315	(40)	275
Interest rate contracts	18	-	12	30	(25)	5
Commodity contracts	1	-	59	60	(32)	28
Other contracts	2	-	1	3	-	3
	32	79	297	408	(97)	311
Accounts payable and other
Foreign exchange contracts	(5)	-	(100)	(105)	101	(4)
Interest rate contracts	(673)	-	-	(673)	9	(664)
Commodity contracts	(3)	-	(294)	(297)	28	(269)
	(681)	-	(394)	(1,075)	138	(937)
Other long-term liabilities
Foreign exchange contracts	(41)	(5)	(23)	(69)	40	(29)
Interest rate contracts	(290)	-	(15)	(305)	25	(280)
Commodity contracts	(2)	-	(387)	(389)	32	(357)
	(333)	(5)	(425)	(763)	97	(666)
Total net derivative asset/(liability)
Foreign exchange contracts	(31)	90	312	371	-	371
Interest rate contracts	(938)	-	6	(932)	-	(932)
Commodity contracts	5	-	(503)	(498)	-	(498)
Other contracts	5	-	7	12	-	12
	(959)	90	(178)	(1,047)	-	(1,047)

The following table summarizes the maturity and notional principal or quantity outstanding related to the Company’s derivative instruments.

June 30, 2013	2013	2014	2015	2016	2017	2018	Thereafter
Foreign exchange contracts - United States dollar forwards - purchase (millions of United States dollars)	955	468	25	25	413	2	4
Foreign exchange contracts - United States dollar forwards - sell (millions of United States dollars)	2,120	2,402	2,751	2,323	2,557	1,649	3,771
Foreign exchange contracts - Euro forwards - purchase (millions of Euros)	4	-	-	-	-	-	-
Interest rate contracts - short-term borrowings (millions of Canadian dollars)	1,408	3,613	3,487	3,179	2,870	150	53
Interest rate contracts - long-term debt (millions of Canadian dollars)	3,273	3,861	1,776	1,168	-	-	-
Equity contracts (millions of Canadian dollars)	41	38	38	-	-	-	-
Commodity contracts - natural gas (billions of cubic feet)	26	41	11	10	11	3	-
Commodity contracts - crude oil (millions of barrels)	10	36	29	23	18	9	-
Commodity contracts - NGL (millions of barrels)	3	3	-	-	-	-	-
Commodity contracts - power (megawatt hours (MWH))	51	55	5	20	40	30	16

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December 31, 2012	2013	2014	2015	2016	2017	Thereafter
Foreign exchange contracts - United States dollar forwards - purchase (millions of United States dollars)	558	468	25	25	413	6
Foreign exchange contracts - United States dollar forwards - sell (millions of United States dollars)	2,088	2,402	2,751	2,323	2,557	158
Foreign exchange contracts - Euro forwards - purchase (millions of Euros)	6	-	-	-	-	-
Interest rate contracts - short-term borrowings (millions of Canadian dollars)	3,644	3,591	3,455	3,157	2,841	171
Interest rate contracts - long-term debt (millions of Canadian dollars)	4,590	3,055	1,760	1,142	-	-
Equity contracts (millions of Canadian dollars)	39	36	-	-	-	-
Commodity contracts - natural gas (billions of cubic feet)	55	19	10	10	11	3
Commodity contracts - crude oil (millions of barrels)	37	38	29	23	18	9
Commodity contracts - NGL (millions of barrels)	1	2	-	-	-	-
Commodity contracts - power (MWH)	51	67	48	63	83	66

The Effect of Derivative Instruments on the Statements of Earnings and Comprehensive Income

The following table presents the effect of cash flow hedges and net investment hedges on the Company’s consolidated earnings and consolidated comprehensive income, before the effect of income taxes.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Amount of unrealized gains/(loss) recognized in OCI
Cash flow hedges
Foreign exchange contracts	33	(10)	47	9
Interest rate contracts	710	(369)	789	(189)
Commodity contracts	17	89	17	81
Other contracts	(3)	1	(1)	-
Net investment hedges
Foreign exchange contracts	(45)	(21)	(67)	(18)
	712	(310)	785	(117)
Amount of (gains)/loss reclassified from AOCI to earnings (effective portion)
Foreign exchange contracts[1]	(3)	(1)	(3)	(1)
Interest rate contracts[2]	33	10	46	24
Commodity contracts[3]	(4)	(5)	(4)	(3)
	26	4	39	20
Amount of (gains)/loss reclassified from AOCI to earnings (ineffective portion and amount excluded from effectiveness testing)
Interest rate contracts[2]	(15)	4	23	4
Commodity contracts[3]	(1)	(3)	(2)	(5)
	(16)	1	21	(1)

1            Reported within Other income in the Consolidated Statements of Earnings.

2            Reported within Interest expense in the Consolidated Statements of Earnings.

3            Reported within Commodity costs in the Consolidated Statements of Earnings.

The Company estimates that $63 million of AOCI related to cash flow hedges will be reclassified to earnings in the next 12 months. Actual amounts reclassified to earnings depend on the foreign exchange rates, interest rates and commodity prices in effect when derivative contracts that are currently outstanding mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is 54 months at June 30, 2013.

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Non-Qualifying Derivatives

The following table presents the unrealized gains and losses associated with changes in the fair value of the Company’s non-qualifying derivatives.

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Foreign exchange contracts[1]	(508)	(76)	(701)	(61)
Interest rate contracts[2]	(1)	1	(5)	(1)
Commodity contracts[3]	157	(239)	104	(442)
Other contracts[4]	(2)	5	4	5
Total unrealized derivative fair value loss	(354)	(309)	(598)	(499)

1            Reported within Transportation and other services revenues and Other income in the Consolidated Statements of Earnings.

2            Reported within Interest expense in the Consolidated Statements of Earnings.

3            Reported within Transportation and other services revenues, Commodity costs and Operating and administrative expense in the Consolidated Statements of Earnings.

4            Reported within Operating and administrative expense in the Consolidated Statements of Earnings.

LIQUIDITY RISK

Liquidity risk is the risk the Company will not be able to meet its financial obligations, including commitments, as they become due. In order to manage this risk, the Company forecasts cash requirements over a 12 month rolling time period to determine whether sufficient funds will be available. The Company’s primary sources of liquidity and capital resources are funds generated from operations, the issuance of commercial paper and draws under committed credit facilities and long-term debt, which includes debentures and medium-term notes. The Company maintains current shelf prospectuses with securities regulators, which enables, subject to market conditions, ready access to either the Canadian or United States public capital markets. In addition, the Company maintains sufficient liquidity through committed credit facilities with a diversified group of banks and institutions which, if necessary, enables the Company to fund all anticipated requirements for one year without accessing the capital markets. The Company is in compliance with all the terms and conditions of its committed credit facilities at June 30, 2013. As a result, all credit facilities are available to the Company and the banks are obligated to fund and have been funding the Company under the terms of the facilities.

CREDIT RISK

Entering into derivative financial instruments may result in exposure to credit risk. Credit risk arises from the possibility that a counterparty will default on its contractual obligations. The Company enters into risk management transactions primarily with institutions that possess investment grade credit ratings. Credit risk relating to derivative counterparties is mitigated by credit exposure limits and contractual requirements, frequent assessment of counterparty credit ratings and netting arrangements.

The Company had group credit concentrations and maximum credit exposure, with respect to derivative instruments, in the following counterparty segments:

	June 30, 2013	December 31, 2012
(millions of Canadian dollars)
Canadian financial institutions	304	306
United States financial institutions	214	129
European financial institutions	180	244
Other[1]	117	128
	815	807

1            Other is comprised of commodity clearing house and physical natural gas and crude oil counterparties.

As at June 30, 2013, the Company had provided letters of credit totaling $125 million in lieu of providing cash collateral to its counterparties pursuant to the terms of the relevant ISDA agreements. The Company holds no significant cash collateral on asset exposures at June 30, 2013 or December 31, 2012.

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Gross derivative balances have been presented without the effects of collateral posted. Derivative assets are adjusted for non-performance risk of the Company’s counterparties using their credit default swap spread rates, and are reflected in the fair value. For derivative liabilities, the Company’s non-performance risk is considered in the valuation.

Credit risk also arises from trade and other long-term receivables, and is mitigated through credit exposure limits and contractual requirements, assessment of credit ratings and netting arrangements. Credit risk is mitigated by the large and diversified customer base and the ability to recover an estimate for doubtful accounts through the ratemaking process. The Company actively monitors the financial strength of large industrial customers and, in select cases, has obtained additional security to minimize the risk of default on receivables. Generally, the Company classifies and provides for receivables older than 30 days as past due. The maximum exposure to credit risk related to non-derivative financial assets is their carrying value.

FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities measured at fair value on a recurring basis include derivative instruments. The Company also discloses the fair value of other financial instruments not measured at fair value. The fair value of financial instruments reflects the Company’s best estimates of market value based on generally accepted valuation techniques or models and are supported by observable market prices and rates. When such values are not available, the Company uses discounted cash flow analysis from applicable yield curves based on observable market inputs to estimate fair value.

FAIR VALUE OF DERIVATIVES

The Company categorizes its derivative instruments measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

Level 1

Level 1 includes derivatives measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for a derivative is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. The Company’s Level 1 instruments consist primarily of exchange-traded derivatives used to mitigate the risk of crude oil price fluctuations. The Company does not have any other financial instruments categorized as Level 1.

Level 2

Level 2 includes derivative valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivatives in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market for the entire duration of the derivative. Derivatives valued using Level 2 inputs include non-exchange traded derivatives such as over-the-counter foreign exchange forward and cross currency swap contracts, interest rate swaps, physical forward commodity contracts, as well as commodity swaps and options for which observable inputs can be obtained.

The Company has also categorized the fair value of its held to maturity preferred share investment and long-term debt as Level 2. The fair value of the Company’s held to maturity preferred share investment is primarily based on the yield of certain Government of Canada bonds. The fair value of the Company’s long-term debt is based on quoted market prices for instruments of similar yield, credit risk and tenure.

Level 3

Level 3 includes derivative valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the derivatives’ fair value. Generally, Level 3 derivatives are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available or have no binding broker quote to support Level 2 classification. The Company has developed methodologies, benchmarked against industry standards, to determine fair value for these derivatives based on extrapolation of observable future prices and rates. Derivatives valued using Level 3 inputs primarily include long-dated derivative power contracts and NGL and natural gas contracts. The Company does not have any other financial instruments categorized in Level 3.

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The Company uses the most observable inputs available to estimate the fair value of its derivatives. When possible, the Company estimates the fair value of its derivatives based on quoted market prices. If quoted market prices are not available, the Company uses estimates from third party brokers. For non-exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate the estimated fair value. These methods include discounted cash flows for forwards and swaps and Black-Scholes-Merton pricing models for options. Depending on the type of derivative and nature of the underlying risk, the Company uses observable market prices (interest, foreign exchange, commodity and share price) and volatility as primary inputs to these valuation techniques. Finally, the Company considers its own credit default swap spread as well as the credit default swap spreads associated with its counterparties in its estimation of fair value.

The Company has categorized its derivative assets and liabilities measured at fair value as follows:

June 30, 2013	Level 1	Level 2	Level 3	Total Gross Derivative Instruments
(millions of Canadian dollars)
Financial assets
Current derivative assets
Foreign exchange contracts	-	99	-	99
Interest rate contracts	-	79	-	79
Commodity contracts	3	97	122	222
Other contracts	-	11	-	11
	3	286	122	411
Long-term derivative assets
Foreign exchange contracts	-	95	-	95
Interest rate contracts	-	290	-	290
Commodity contracts	-	60	14	74
Other contracts	-	4	-	4
	-	449	14	463
Financial liabilities
Current derivative liabilities
Foreign exchange contracts	-	(101)	-	(101)
Interest rate contracts	-	(373)	-	(373)
Commodity contracts	(5)	(121)	(67)	(193)
	(5)	(595)	(67)	(667)
Long-term derivative liabilities
Foreign exchange contracts	-	(446)	-	(446)
Interest rate contracts	-	(108)	-	(108)
Commodity contracts	-	(336)	(148)	(484)
	-	(890)	(148)	(1,038)
Total net financial asset/(liability)
Foreign exchange contracts	-	(353)	-	(353)
Interest rate contracts	-	(112)	-	(112)
Commodity contracts	(2)	(300)	(79)	(381)
Other contracts	-	15	-	15
	(2)	(750)	(79)	(831)

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December 31, 2012	Level 1	Level 2	Level 3	Total Gross Derivative Instruments
(millions of Canadian dollars)
Financial assets
Current derivative assets
Foreign exchange contracts	-	230	-	230
Interest rate contracts	-	16	-	16
Commodity contracts	3	7	118	128
Other contracts	-	9	-	9
	3	262	118	383
Long-term derivative assets
Foreign exchange contracts	-	315	-	315
Interest rate contracts	-	30	-	30
Commodity contracts	-	51	9	60
Other contracts	-	3	-	3
	-	399	9	408
Financial liabilities
Current derivative liabilities
Foreign exchange contracts	-	(105)	-	(105)
Interest rate contracts	-	(673)	-	(673)
Commodity contracts	(9)	(212)	(76)	(297)
	(9)	(990)	(76)	(1,075)
Long-term derivative liabilities
Foreign exchange contracts	-	(69)	-	(69)
Interest rate contracts	-	(305)	-	(305)
Commodity contracts	-	(314)	(75)	(389)
	-	(688)	(75)	(763)
Total net financial asset/(liability)
Foreign exchange contracts	-	371	-	371
Interest rate contracts	-	(932)	-	(932)
Commodity contracts	(6)	(468)	(24)	(498)
Other contracts	-	12	-	12
	(6)	(1,017)	(24)	(1,047)

The significant unobservable inputs used in the fair value measurement of Level 3 derivative instruments were as follows:

June 30, 2013	Fair Value	Unobservable Input	Minimum Price	Maximum Price	Weighted Average Price
(fair value in millions of Canadian dollars)
Commodity contracts - financial[1]
Natural gas	3	Forward gas price	3.30	4.27	3.81	$/mmbtu[3]
Crude	10	Forward crude price	68.66	116.46	98.15	$/barrel
NGL	24	Forward NGL price	0.24	1.99	1.21	$/gallon
Power	(133)	Forward power price	40.50	95.50	58.73	$/MWH
Commodity contracts - physical[1]
Natural gas	(17)	Forward gas price	2.89	5.45	3.84	$/mmbtu[3]
Crude	15	Forward crude price	69.70	116.20	97.47	$/barrel
NGL	12	Forward NGL price	0.02	2.49	1.37	$/gallon
Power	(1)	Forward power price	30.74	39.91	33.06	$/MWH
Commodity options[2]
Natural gas	1	Option volatility	29%	36%	31%
NGL	7	Option volatility	25%	108%	47%
	(79)

1            Financial and physical forward commodity contracts are valued using a market approach valuation technique.

2            Commodity options contracts are valued using an option model valuation technique.

3            One million British thermal units (mmbtu).

If adjusted, the significant unobservable inputs disclosed in the table above would have a direct impact on the fair value of the Company’s Level 3 derivative instruments. The significant unobservable inputs used in the fair value measurement of Level 3 derivative instruments include forward commodity prices and, for option contracts, price volatility. Changes in forward commodity prices could result in significantly different fair values for the Company’s Level 3 derivatives. Changes in price volatility would change the value of the option contracts. Generally speaking, a change in the estimate of forward commodity prices is unrelated to a change in the estimate of price volatility.

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Changes in net fair value of derivative assets and liabilities classified as Level 3 in the fair value hierarchy were as follows:

	Six months ended June 30,
	2013	2012
(millions of Canadian dollars)
Level 3 net derivative asset/(liability) at beginning of period	(24)	32
Total gains/(loss)
Included in earnings[1]	(74)	65
Included in OCI	11	50
Settlements	8	(6)
Level 3 net derivative asset/(liability) at end of period	(79)	141

1            Reported within Transportation and other services revenues, Commodity costs and Operating and administrative expense in the Consolidated Statements of Earnings.

The Company’s policy is to recognize transfers as of the last day of the reporting period. There were no transfers between levels as at June 30, 2013 or 2012.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The Company recognizes equity investments in other entities not categorized as held to maturity at fair value, with changes in fair value recorded in OCI, unless actively quoted prices are not available for fair value measurement in which case these investments are recorded at cost. The carrying value of all equity investments recognized at cost totaled $91 million at June 30, 2013 (December 31, 2012 - $66 million).

The Company has a held to maturity preferred share investment carried at its amortized cost of $274 million at June 30, 2013 (December 31, 2012 - $246 million). These preferred shares are entitled to a cumulative preferred dividend based on the average yield of Government of Canada bonds maturing in greater than 10 years plus a range of 4.3% to 4.4%. At June 30, 2013, the fair value of this preferred share investment approximates its face value of $580 million (December 31, 2012 - $580 million).

At June 30, 2013, the Company’s long-term debt had a carrying value of $21,019 million (December 31, 2012 - $20,855 million) and a fair value of $23,476 million (December 31, 2012 - $24,809 million).

12.       INCOME TAXES

The effective income tax rates for the three and six months ended June 30, 2013 were 24.6% and 24.8%, respectively (2012 - recovery of 31.0% and expense of 2.5%, respectively). In 2012, the effective rate reflected significant losses relating to certain risk management activities in the Company’s United States operations and the higher United States income tax rate over the Canadian federal statutory rate. The losses did not persist in the three or six months ended June 30, 2013.

The gross change for current year uncertain tax positions included an increase of $8 million with respect to Texas Gross Margin Tax and a decrease of $18 million recognizing the tax benefit pertaining to changes for tax on preferred share dividends which became enacted law during the second quarter of 2013.

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13.       RETIREMENT AND POSTRETIREMENT BENEFITS

The Company has three registered pension plans which provide either defined benefit or defined contribution pension benefits, or both, to employees of the Company. The Liquids Pipelines and Gas Distribution pension plans provide Company funded defined benefit pension and/or defined contribution benefits to Canadian employees of Enbridge. The Enbridge United States pension plan provides Company funded defined benefit pension benefits for United States based employees. The Company has four supplemental pension plans which provide pension benefits in excess of the basic plans for certain employees. The Company also provides OPEB, which primarily include supplemental health and dental, health spending account and life insurance coverage, for qualifying retired employees.

NET BENEFIT COSTS RECOGNIZED

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
(millions of Canadian dollars)
Benefits earned during the period	29	25	57	48
Interest cost on projected benefit obligations	21	20	43	41
Expected return on plan assets	(26)	(24)	(52)	(48)
Amortization of prior service costs	-	-	1	-
Amortization of actuarial loss	13	6	26	12
Net benefit costs on an accrual basis[1,2]	37	27	75	53

1            Included in net benefit costs for the three and six months ended June 30, 2013 are costs related to OPEB of $5 million and $9 million (2012 - $5 million and $9 million).

2            For the three and six months ended June 30, 2013, offsetting regulatory assets of $1 million and $2 million (2012 - $5 million and $10 million) have been recorded to the extent pension and OPEB costs are expected to be collected from customers in future rates.

14.       CONTINGENCIES

ENBRIDGE ENERGY PARTNERS, L.P.

Enbridge holds an approximate 21.1% combined direct and indirect ownership interest in EEP, which is consolidated with noncontrolling interests within the Sponsored Investments segment.

Lakehead System Crude Oil Releases

Line 6B Crude Oil Release

EEP continues to perform necessary remediation, restoration and monitoring of the areas affected by the Line 6B crude oil release. All of the initiatives EEP is undertaking in the monitoring and restoration phase are intended to restore the crude oil release area to the satisfaction of the appropriate regulatory authorities.

As at June 30, 2013, EEP’s total cost estimate for the Line 6B crude oil release was US$1,035 million ($167 million after-tax attributable to Enbridge) which is an increase of US$215 million ($30 million after-tax attributable to Enbridge) compared with the December 31, 2012 estimate. This total estimate is before insurance recoveries and excludes additional fines and penalties, which may be imposed by federal, state and local government agencies, other than the Pipeline and Hazardous Materials Safety Administration (PHMSA) civil penalty of US$3.7 million which was paid in the third quarter of 2012. On March 14, 2013, EEP received an order from the Environmental Protection Agency (EPA) (the Order) which defined the scope requiring additional containment and active recovery of submerged oil relating to the Line 6B crude oil release. EEP submitted its initial proposed work plan required by the EPA on April 4, 2013 and resubmitted the work plan on April 23, 2013. The EPA approved the Submerged Oil Recovery and Assessment (SORA) work plan with modification on May 8, 2013. EEP incorporate the modification and submitted an approved SORA on May 13, 2013. The Order states the work must be completed by December 31, 2013.

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The US$175 million increase in the total cost estimate during the three month period ended March 31, 2013 was attributable to additional work required by the Order. The US$40 million increase during the three month period ended June 30, 2013 was attributable to further refinement and definition of the additional dredging scope per the Order and all associated environmental, permitting, waste removal and other related costs. The actual costs incurred may differ from the foregoing estimate as EEP completes the work plan with the EPA related to the Order and works with other regulatory agencies to assure its work plan complies with their requirements. Any such incremental costs will not be recovered under EEP’s insurance policies as the costs for the incident at June 30, 2013 exceeded the limits of its insurance coverage.

Expected losses associated with the Line 6B crude oil release included those costs that were considered probable and that could be reasonably estimated at June 30, 2013. Despite the efforts EEP has made to ensure the reasonableness of its estimates, there continues to be the potential for EEP to incur additional costs in connection with this crude oil release due to variations in any or all of the cost categories, including modified or revised requirements from regulatory agencies, in addition to fines and penalties and expenditures associated with litigation and settlement of claims.

Insurance Recoveries

EEP is included in the comprehensive insurance program that is maintained by Enbridge for its subsidiaries and affiliates which renews throughout the year. The May 1 insurance renewal programs include commercial liability insurance coverage that is consistent with coverage considered customary for its industry and includes coverage for environmental incidents such as those incurred for the crude oil releases from Lines 6A and 6B, excluding costs for fines and penalties.

The claims for the crude oil release for Line 6B are covered by Enbridge’s comprehensive insurance policy that expired on April 30, 2011, which had an aggregate limit of US$650 million for pollution liability. Based on EEP’s remediation spending through June 30, 2013, Enbridge and its affiliates have exceeded the limits of their coverage under this insurance policy. Additionally, fines and penalties would not be covered under the existing insurance policy. In the second quarter of 2013, EEP recognized US$42 million ($6 million after-tax attributable to Enbridge) of accrued insurance recoveries as reductions to environmental costs. In the first quarter of 2012, EEP received payments of US$50 million ($7 million after-tax attributable to Enbridge) for insurance receivable claims previously recognized as a reduction to environmental costs in 2011. As at June 30, 2013, EEP has recorded total insurance recoveries of US$547 million for the Line 6B crude oil release, out of the US$650 million aggregate limit. EEP expects to record receivables for additional amounts claimed for recovery pursuant to its insurance policies during the period that EEP deems realization of the claim for recovery to be probable.

Effective May 1, 2013, Enbridge renewed its comprehensive property and liability insurance programs, under which EEP is insured through April 30, 2014, with a current liability aggregate limit of US$685 million, including sudden and accidental pollution liability. In the unlikely event multiple insurable incidents occur which exceed coverage limits within the same insurance period, the total insurance coverage will be allocated among the Enbridge entities on an equitable basis based on an insurance allocation agreement EEP has entered into with Enbridge and another Enbridge subsidiary.

Legal and Regulatory Proceedings

A number of United States governmental agencies and regulators have initiated investigations into the Line 6B crude oil release. Approximately 45 actions or claims have been filed against Enbridge, EEP or their affiliates in United States federal and state courts in connection with the Line 6B crude oil release, including direct actions and actions seeking class status. Based on the current status of these cases, EEP does not expect the outcome of these actions to be material. As noted above, on July 2, 2012, PHMSA announced a Notice of Probable Violation related to the Line 6B crude oil release, including a civil penalty of US$3.7 million that EEP paid in the third quarter of 2012. One claim related to the Line 6A crude oil release has been filed against one of EEP’s affiliates by the State of Illinois in an Illinois state court. The parties are currently operating under an agreed interim order.

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TAX MATTERS

Enbridge and its subsidiaries maintain tax liabilities related to uncertain tax positions. While fully supportable in the Company’s view, these tax positions, if challenged by tax authorities, may not be fully sustained on review.

OTHER LITIGATION

The Company and its subsidiaries are subject to various other legal and regulatory actions and proceedings which arise in the normal course of business, including interventions in regulatory proceedings and challenges to regulatory approvals and permits by special interest groups. While the final outcome of such actions and proceedings cannot be predicted with certainty, Management believes that the resolution of such actions and proceedings will not have a material impact on the Company’s consolidated financial position or results of operations.

15.                         SUBSEQUENT EVENTS

On July 19, 2013, the Company acquired a 50% interest in Saint Robert Bellarmin Wind Project, an 80-megawatt wind energy project located in Quebec, for cash consideration of $106 million.

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